Financial highlights

			in / end of		% change

	1Q08	4Q07	1Q07	QoQ	YoY

Net income (CHF million)

Net income/(loss)	(2,148)	540	2,729	–	–

Earnings per share (CHF)

Basic earnings per share	(2.10)	0.53	2.56	–	–

Diluted earnings per share	(2.10)	0.49	2.42	–	–

Return on equity (%)

Return on equity	(20.8)	5.1	25.2	–	–

Core Results (CHF million)

Net revenues	3,019	6,561	10,669	(54)	(72)

Provision for credit losses	151	203	53	(26)	185

Total operating expenses	5,440	6,155	7,040	(12)	(23)

Income/(loss) before taxes	(2,572)	203	3,576	–	–

Core Results statement of income metrics (%)

Cost/income ratio	180.2	93.8	66.0	–	–

Pre-tax income margin	(85.2)	3.1	33.5	–	–

Effective tax rate	17.7	(198.5)	23.0	–	–

Net income margin	(71.1)	8.2	25.6	–	–

Assets under management and net new assets (CHF billion)

Assets under management	1,380.5	1,554.7	1,551.5	(11.2)	(11.0)

Net new assets	(4.2)	(10.5)	43.0	–	–

Balance sheet statistics (CHF million)

Total assets	1,207,994	1,360,680	1,359,687	(11)	(11)

Net loans	229,168	240,534	212,831	(5)	8

Total shareholders' equity	37,639	43,199	44,004	(13)	(14)

Book value per share (CHF)

Total book value per share	37.14	42.33	41.97	(12)	(12)

Tangible book value per share [1]	27.15	31.23	30.97	(13)	(12)

Shares outstanding (million)

Common shares issued	1,162.5	1,162.4	1,215.5	0	(4)

Treasury shares	(149.0)	(141.8)	(167.0)	5	(11)

Shares outstanding	1,013.5	1,020.6	1,048.5	(1)	(3)

Market capitalization

Market capitalization (CHF million)	56,251	76,024	101,297	(26)	(44)

Market capitalization (USD million)	56,618	67,093	83,442	(16)	(32)

BIS statistics

Risk-weighted assets (CHF million) [2]	301,009	312,068	271,293	(4)	11

Tier 1 ratio (%) [2]	9.8	11.1	13.2	–	–

Total capital ratio (%) [2]	13.6	14.5	17.3	–	–

Number of employees (full-time equivalents)

Number of employees	48,700	48,100	45,300	1	8

1 Based on tangible shareholders' equity, which is calculated by deducting goodwill and other intangible assets from total shareholders' equity. Management believes that the return on tangible shareholders' equity is meaningful as it allows consistent measurement of the performance of businesses without regard to whether the businesses were acquired. 2 Under Basel II from January 1, 2008. Prior period ratios are reported under Basel I and are therefore not comparable. The 4Q07 BIS tier 1 ratio under Basel II would have been 10.0%. For further information, refer to IV – Treasury and Risk management – Treasury management.

Dear shareholders, clients and colleagues

Brady W. Dougan, Chief Executive Officer (left), Walter B. Kielholz, Chairman of the Board of Directors.

The operating environment in the first quarter of 2008 continued to be extremely challenging for the entire industry. Market conditions deteriorated further in March, leading to additional writedowns in our leveraged finance and structured products businesses within Investment Banking. As a result, Credit Suisse reported a net loss of CHF 2,148 million in the first quarter of 2008. Net revenues on a core results basis were CHF 3,019 million, down 72% from the same period in 2007.

While our first-quarter results are clearly unsatisfactory, we remain well positioned to advance our strategy and to capture growth opportunities arising out of the current market disruption. During the quarter, clients turned increasingly to the best capitalized and most stable financial institutions, including Credit Suisse, and we saw steady inflows in Private Banking and client activity across a number of businesses. Our BIS tier 1 ratio under Basel II was 9.8% as of the end of March, making us an attractive partner for clients in these challenging markets.

Our capacity to generate revenues remains strong. Other than the areas affected directly by the credit crisis, most of our businesses performed well, with revenues near, or in some cases above, those in the first quarter of 2007. Growth momentum in most European and major emerging markets and, in particular, the robust economic environment in Switzerland, helped to mitigate the adverse effects of these market developments on our business. In addition, we generated approximately CHF 1.2 billion of our net revenues from cross-divisional activities. Our results demonstrate the benefits of our client-focused integrated banking model, in terms of both diversification and collaboration.

During the first quarter of 2008, we continued to manage down risk positions in our leveraged finance and structured products businesses, as we have done since the early stages of the credit crisis. Exposures in leveraged finance and the commercial mortgage businesses have declined 58% since September 30, 2007 and 34% in the first quarter of 2008.

First-quarter results of our core businesses
Private Banking recorded pre-tax income of CHF 1,324 million in the first quarter of 2008, down 8% from the strong first quarter of 2007. Net revenues were CHF 3,355 million, in line with the first quarter of 2007, despite an environment characterized by high market volatility and continued cautious investor behavior. Net new assets were CHF 17.1 billion in the first quarter, including net new assets of CHF 13.5 billion in our global Wealth Management business, with strong contributions from Switzerland and the Americas.

Investment Banking reported a pre-tax loss of CHF 3,460 million in the first quarter of 2008, compared with income of CHF 1,990 million in the strong first quarter of 2007. Net revenues declined substantially from the prior year, reflecting net writedowns of CHF 5,281 million in our leveraged finance and structured products businesses. Outside these affected areas, most businesses delivered a good performance. The quarter’s results included a near-record performance in global rates and foreign exchange and strong emerging markets trading results within our fixed income businesses. Our cash equities business also performed well. Prime services achieved its best-ever quarterly revenues, reflecting strong growth in client balances and new client mandates. Growth prospects remain strong for that area.

Asset Management reported a pre-tax loss of CHF 468 million in the first quarter, compared with income of CHF 257 million in the first quarter of 2007, reflecting net writedowns of CHF 566 million from securities purchased from our money market funds and lower private equity and other investment-related gains. To build on momentum and focus on our strengths, we have reorganized our platform into three areas: global investment strategies, multi-asset class solutions and alternative investment strategies. During the quarter, Rob Shafir, CEO of our Americas region, was appointed CEO of the Asset Management division in addition to his current responsibilities.

Well positioned in a challenging environment
Our business model has proven resilient and we remain well positioned to seize the opportunities arising from the changing financial landscape. We will continue to take the necessary steps to ensure that our businesses are scaled in line with the environment, and that our resources are focused on high-potential areas. We also expect to maintain our strong capital position and we will continue to focus on managing our liquidity conservatively. These are important strengths in uncertain and volatile markets because they enable us to serve as a safe haven for clients and increase market share, and contribute to profitable growth.

Yours sincerely

Walter B. Kielholz Brady W. Dougan
April 2008

Dear shareholders, clients and colleagues
Credit Suisse at a Glance
I – Credit Suisse results
Operating environment
Credit Suisse
Core Results
Key performance indicators
II – Results by division
Private Banking
Wealth Management
Corporate & Retail Banking
Investment Banking
Asset Management
III – Overview of Results and Assets under Management
Results
Assets under Management
IV – Treasury and Risk management
Treasury management
Risk management
V – Condensed consolidated financial statements – unaudited
Report of Independent Registered Public Accounting Firm
Condensed consolidated financial statements – unaudited
Notes to the condensed consolidated financial statements – unaudited
Note 1 Summary of significant accounting policies
Note 2 Business developments
Note 3 Segment reporting
Note 4 Net interest income
Note 5 Commissions and fees
Note 6 Other revenues
Note 7 Provision for credit losses
Note 8 Compensation and benefits
Note 9 General and administrative expenses
Note 10 Earnings per share
Note 11 Trading assets and liabilities
Note 12 Loans
Note 13 Other assets and liabilities
Note 14 Long-term debt
Note 15 Accumulated other comprehensive income
Note 16 Tax
Note 17 Employee share-based compensation and other benefits
Note 18 Pension
Note 19 Guarantees and commitments
Note 20 Variable interest entities
Note 21 Fair value of financial instruments
Note 22 Subsidiary guarantee information
Note 23 Litigation
VI – Investor information
Investor information

For purposes of this report, unless the context otherwise requires, the terms “Credit Suisse,” “the Group,” “we,” “us” and “our” mean Credit Suisse Group and its consolidated subsidiaries. The business of Credit Suisse, the Swiss bank subsidiary of the Group, is substantially similar to the Group, and we use these terms to refer to both when the subject is the same or substantially similar. We use the term “the Bank” when we are only referring to Credit Suisse, the Swiss bank subsidiary of the Group, and its consolidated subsidiaries.

In various tables, use of “–” indicates not meaningful or not applicable.

Credit Suisse at a Glance
Credit Suisse
As one of the world’s leading financial services providers, we are committed to delivering our combined financial experience and expertise to corporate, institutional and government clients and high-net-worth individuals worldwide, as well as to retail clients in Switzerland. We serve our diverse clients through our three divisions, which cooperate closely to provide holistic financial solutions based on innovative products and specially tailored advice. Founded in 1856, we have a truly global reach today, with operations in over 50 countries and a team of over 48,000 employees from approximately 100 different nations.

Private Banking
In Private Banking, we offer comprehensive advice and a broad range of wealth management solutions, including pension planning, life insurance products, tax planning and wealth and inheritance advice, which are tailored to the needs of high-net-worth individuals worldwide. In Switzerland, we supply banking products and services to high-net-worth, corporate and retail clients.

Investment Banking
In Investment Banking, we offer investment banking and securities products and services to corporate, institutional and government clients around the world. Our products and services include debt and equity underwriting, sales and trading, mergers and acquisitions advice, divestitures, corporate sales, restructuring and investment research.

Asset Management
In Asset Management, we offer integrated investment solutions and services to institutions, governments and private clients globally. We provide access to the full range of investment classes, ranging from equity and fixed income products and multi-asset class solutions to alternative investments such as private equity, real estate and hedge funds.

I – Credit Suisse results
Operating environment
Credit Suisse
Core Results
Key performance indicators
Operating environment
The operating environment in 1Q08 was extremely challenging, particularly in March, given the accelerated deterioration in the mortgage and credit markets and its continued contagion on other sectors and asset classes and effects on the global economy. The United States Federal Reserve (Fed) undertook significant interest rate cuts and, together with other central banks, provided additional emergency funding to support market liquidity. The US dollar reached new lows against most major currencies. Economic data indicated a further slowdown in the US, while most economies in Europe and major emerging markets maintained growth momentum.

Economic environment
During 1Q08, we observed further signs of a decoupling of the US and other economic regions. In the US, a weaker labor market, tighter credit standards and increased inflationary concerns adversely impacted consumer sentiment and provided indications that the pronounced deceleration of economic growth observed towards the end of 2007 may persist for a longer period. Meanwhile, most economies in Europe and major emerging markets largely maintained growth momentum, helping to partially mitigate the adverse impacts emerging from the developments in the US. After easing towards the end of 2007, concern about inflationary pressure again increased, driven by higher commodity prices. Some commodity markets showed signs of overheating during 1Q08, reflecting increased demand as investors rebalanced their portfolios towards this asset class, and commodity price volatility increased, in particular during the second half of the quarter. Agricultural products and precious metals recorded strong price increases as those markets were additionally supported by tightening supply and continued strong fundamental demand.

Major equity markets experienced high volatility during 1Q08 and most stock prices declined amid slower economic growth prospects and a general risk aversion by investors. Financial institutions traded lower on the back of a further deterioration in the mortgage and credit markets, continued economic uncertainty and liquidity concerns (see the chart “Equity markets” and “Money markets”). Credit standards tightened, with adverse impacts on the US real estate sector, including a continued decline in the number of new building permits and increased foreclosures heightening the downward pressure on prices. The forced selling of structured investment products by highly leveraged hedge funds created further downward pricing pressure in certain asset classes, particularly in March, raising fears about the stability of the financial system. Against this backdrop, central banks undertook further significant action to provide the market with liquidity and to support the economy. During 1Q08, the Fed cut the federal funds rate by two percentage points to 2.25%, and significantly expanded its securities lending program and emergency funding facilities. European and other central banks participated in the provision of additional liquidity to the market, but mostly held interest rates steady. These actions helped to support the US equity markets towards the end of 1Q08.

During 1Q08, the US dollar lost substantial value against other major currencies due to the deterioration of economic growth prospects, a higher interest rate differential and increased inflationary pressure. In the second half of March, all-time lows were recorded against the euro and the Swiss franc. In particular, currencies with a current account surplus such as the Swiss franc and the Japanese yen trended stronger as they benefited from the weaker equity markets and increased volatility. Yields on high grade US dollar and euro debt were lower for all tenors compared to 4Q07, whereas the yield curve for Swiss franc debt moved slightly upwards (see the chart “Yield curves”).

Sector environment
Some hedge funds and investment banks were seriously challenged during 1Q08 by the continued dislocation in the mortgage and credit markets, leading to intense funding pressure and reduced leverage. The forced selling by hedge funds created distressed market prices in certain asset classes, triggering substantial fair value reductions by banks. Highlighting the severity of the current economic environment, on March 14, Bear Stearns Companies Inc. (Bear Stearns), one of the large global investment banks, announced that the firm had required emergency financing from the Fed to avoid insolvency. This was followed by the acquisition of Bear Stearns by JP Morgan Chase & Co. with additional financial support from the Fed. Against that backdrop, banks and regulators increased their focus on capital requirements, more transparent disclosure and the effects of fair value accounting.

Credit spreads on a wide range of financial instruments and markets in the US continued to widen during the quarter. Commercial mortgage-backed securities (CMBS) and asset-backed securities (ABS) spreads widened substantially and the values of the CMBX and ABX indices reached all-time lows, but recovered somewhat towards quarter end. Investment grade and high yield spreads also widened during the quarter, as did corporate credit spreads. Indices that track the cost of insuring US and European corporate defaults, including the CDX and iTraxx indices, doubled to reach all-time highs in the quarter. While challenged by fair value reductions, investment banks experienced some benefits from solid trading volumes in volatile capital and foreign exchange markets. However, underwriting activity was significantly lower compared to 1Q07 and 4Q07 due to weaker demand for most fixed income securities and weaker equity market valuations. Financial sponsor activity declined substantially due to the cost and availability of credit, and overall levels of announced mergers and acquisitions were also down, both sequentially and year-on-year.

With the ongoing, albeit slower, global economic expansion, the wealth management industry continued its growth trend, particularly in Asia, the Middle East and Latin America. Commission income, however, was under pressure due to the weaker US dollar, lower transaction volumes and lower market levels. Investor sentiment remained defensive due to the uncertain economic and financial market outlook.

Market volumes (growth in %)

		Global		Europe

	QoQ	YoY	QoQ	YoY

Equity trading volume [1]	3.9	13.7	(0.9)	8.0

Fixed income trading volume [2]	5.6	14.9	(3.9)	7.0

Announced mergers and acquisitions [3]	(25.8)	(28.7)	(47.4)	(39.1)

Completed mergers and acquisitions [3]	(39.1)	(24.9)	(40.6)	(24.7)

Equity underwriting [3]	(55.0)	(44.2)	(71.9)	(66.0)

Debt underwriting [3]	(18.5)	(36.2)	(6.9)	(38.6)

Syndicated lending - investment grade [3]	(13.8)	(27.8)	–	–

1 LSE, Borsa Italiana, Deutsche Börse, BME, SWX Europe, NYSE Euronext, NASDAQ 2 Deutsche Börse, Federal Reserve Bank of New York 3 Dealogic

Credit Suisse
In 1Q08, we had a net loss of CHF 2,148 million, reflecting significant valuation reductions on structured products and leveraged loan commitments and securities purchased from our money market funds. Our results nevertheless demonstrated the benefit of diversification in a more demanding operating environment, as we achieved solid results in most businesses outside the areas impacted by the dislocation in the mortgage and credit markets. Private Banking continued to report good results.

Results

			in / end of		% change

	1Q08	4Q07	1Q07	QoQ	YoY

Statements of income (CHF million)

Net interest income	2,106	2,156	2,089	(2)	1

Commissions and fees	3,933	4,879	4,977	(19)	(21)

Trading revenues	(1,777)	(720)	3,216	147	–

Other revenues	(1,167)	1,921	1,338	–	–

Net revenues	3,095	8,236	11,620	(62)	(73)

Provision for credit losses	151	203	53	(26)	185

Compensation and benefits	3,264	3,468	4,950	(6)	(34)

General and administrative expenses	1,585	2,022	1,532	(22)	3

Commission expenses	624	694	609	(10)	2

Total other operating expenses	2,209	2,716	2,141	(19)	3

Total operating expenses	5,473	6,184	7,091	(11)	(23)

Income/(loss) before taxes	(2,529)	1,849	4,476	–	–

Income tax expense/(benefit)	(455)	(403)	822	13	–

Minority interests	74	1,712	925	(96)	(92)

Net income/(loss)	(2,148)	540	2,729	–	–

Earnings per share (CHF)

Basic earnings per share	(2.10)	0.53	2.56	–	–

Diluted earnings per share	(2.10)	0.49	2.42	–	–

Return on equity (%)

Return on equity	(20.8)	5.1	25.2	–	–

Return on tangible equity [1]	(28.1)	6.9	34.3	–	–

BIS statistics

Risk-weighted assets (CHF million) [2]	301,009	312,068	271,293	(4)	11

Tier 1 capital (CHF million) [2]	29,361	34,737	35,841	(15)	(18)

Total capital (CHF million) [2]	41,077	45,102	46,808	(9)	(12)

Tier 1 ratio (%) [2]	9.8	11.1	13.2	–	–

Total capital ratio (%) [2]	13.6	14.5	17.3	–	–

Number of employees (full-time equivalents)

Number of employees	48,700	48,100	45,300	1	8

1 Based on tangible shareholders' equity, which is calculated by deducting goodwill and other intangible assets from total shareholders' equity. Management believes that the return on tangible shareholders' equity is meaningful as it allows consistent measurement of the performance of businesses without regard to whether the businesses were acquired. 2 Under Basel II from January 1, 2008. Prior period ratios are reported under Basel I and are therefore not comparable. The 4Q07 BIS tier 1 ratio under Basel II would have been 10.0%. For further information, refer to IV – Treasury and Risk management – Treasury management.

Results summary
In 1Q08, we recorded a net loss of CHF 2,148 million, down significantly compared to net income of CHF 2,729 million in the strong 1Q07 and net income of CHF 540 million in 4Q07. Although Private Banking delivered good results in both Wealth Management and Corporate & Retail Banking, this was more than offset by the losses recorded in Investment Banking and Asset Management, which were both impacted by the extremely challenging operating environment. We continued to manage down our exposures to those assets most significantly impacted by the dislocation in the mortgage and credit markets. Our results benefited from fair value gains due to the widening credit spreads on Credit Suisse debt. The change in income tax benefit reflected the impact of the geographical mix of results and the effects of valuation allowances on the recognition of deferred tax assets in certain jurisdictions in 1Q08.

Diluted earnings per share in 1Q08 was a loss of CHF 2.10 compared to income of CHF 2.42 in 1Q07 and CHF 0.49 in 4Q07. Return on equity was (20.8)%, compared to 25.2% in 1Q07 and 5.1% in 4Q07.
Capital trends
Our capital position remained strong. Our consolidated BIS tier 1 ratio under Basel II was 9.8% as of the end of 1Q08, compared to 11.1% as of the end of 4Q07 under Basel I. The 4Q07 BIS tier 1 ratio under Basel II would have been 10.0%. The decline was driven by the decrease in our tier 1 capital, mostly offset by the decrease in risk-weighted assets.

At the Annual General Meeting (AGM) on May 4, 2007, the shareholders approved a share buyback program of up to CHF 8 billion, which runs through 2010. During 1Q08, we repurchased 3.6 million common shares in the amount of CHF 206 million. As of April 18, 2008, we had repurchased shares worth a total of CHF 4.1 billion, or 52%, of the approved CHF 8 billion. We reduced our share repurchase activity in 1Q08 and completion of the share buyback program in 2008 will continue to be dependent on market conditions.

Our Board of Directors will propose a cash dividend of CHF 2.50 per share for fiscal year 2007 at the AGM on April 25, 2008.
For further information, refer to IV – Treasury and Risk management – Treasury management.
Management changes
On April 2, 2008, Robert Shafir was appointed CEO of the Asset Management division, succeeding David Blumer. Mr. Shafir will continue with his current responsibilities as CEO of the Americas region.
Core Results
Core Results include the results of our three segments and the Corporate Center. Credit Suisse’s results also include revenues and expenses from the consolidation of certain private equity funds and other entities in which we do not have a significant economic interest (SEI) in such revenues and expenses. The consolidation of these entities does not affect net income as the amounts recorded in net revenues and total operating expenses are offset by corresponding amounts reported as minority interests. In addition, our income tax expense is not affected by these revenues and expenses. These minority interest-related revenues and expenses are reported as “Minority interests without SEI” in the “Credit Suisse and Core Results” table.

Corporate Center includes parent company operations such as Group financing, expenses for projects sponsored by the Group and certain expenses that have not been allocated to the segments. In addition, Corporate Center includes consolidation and elimination adjustments required to eliminate intercompany revenues and expenses.

Certain reclassifications have been made to prior periods to conform to the current presentation.

Credit Suisse and Core Results

			Core Results			Minority interests without SEI			Credit Suisse

in the period	1Q08	4Q07	1Q07	1Q08	4Q07	1Q07	1Q08	4Q07	1Q07

Statements of income (CHF million)

Net revenues	3,019	6,561	10,669	76	1,675	951	3,095	8,236	11,620

Provision for credit losses	151	203	53	0	0	0	151	203	53

Compensation and benefits	3,245	3,457	4,906	19	11	44	3,264	3,468	4,950

General and administrative expenses	1,571	2,004	1,525	14	18	7	1,585	2,022	1,532

Commission expenses	624	694	609	0	0	0	624	694	609

Total other operating expenses	2,195	2,698	2,134	14	18	7	2,209	2,716	2,141

Total operating expenses	5,440	6,155	7,040	33	29	51	5,473	6,184	7,091

Income/(loss) before taxes	(2,572)	203	3,576	43	1,646	900	(2,529)	1,849	4,476

Income tax expense/(benefit)	(455)	(403)	822	0	0	0	(455)	(403)	822

Minority interests	31	66	25	43	1,646	900	74	1,712	925

Net income/(loss)	(2,148)	540	2,729	0	0	0	(2,148)	540	2,729

Statement of income metrics (%)

Compensation/revenue ratio	107.5	52.7	46.0	–	–	–	105.5	42.1	42.6

Non-compensation/revenue ratio	72.7	41.1	20.0	–	–	–	71.4	33.0	18.4

Cost/income ratio	180.2	93.8	66.0	–	–	–	176.8	75.1	61.0

Pre-tax income margin	(85.2)	3.1	33.5	–	–	–	(81.7)	22.5	38.5

Effective tax rate	17.7	(198.5)	23.0	–	–	–	18.0	(21.8)	18.4

Net income margin	(71.1)	8.2	25.6	–	–	–	(69.4)	6.6	23.5

Remediation developments on certain internal control matters
We continue to develop and implement a remediation plan with respect to internal controls over the valuation of certain ABS positions in the collateralized debt obligations (CDO) trading business within Investment Banking. We have performed alternative procedures regarding the valuations of these positions in our CDO trading business and are confident that, as a result of the alternative procedures performed, our financial statements in this report are fairly presented, in all material respects, in accordance with accounting principles generally accepted in the US.

Core Results
The good performance in Private Banking was more than offset by losses recorded in Investment Banking and Asset Management, which reflected the extremely challenging operating environment. In 1Q08, we recorded a net loss of CHF 2,148 million.

Results

			in		% change

	1Q08	4Q07	1Q07	QoQ	YoY

Statements of income (CHF million)

Net interest income	2,076	2,130	2,059	(3)	1

Commissions and fees	3,918	4,889	4,995	(20)	(22)

Trading revenues	(1,777)	(720)	3,215	147	–

Other revenues	(1,198)	262	400	–	–

Net revenues [1,2]	3,019	6,561	10,669	(54)	(72)

Provision for credit losses	151	203	53	(26)	185

Compensation and benefits	3,245	3,457	4,906	(6)	(34)

General and administrative expenses	1,571	2,004	1,525	(22)	3

Commission expenses	624	694	609	(10)	2

Total other operating expenses	2,195	2,698	2,134	(19)	3

Total operating expenses	5,440	6,155	7,040	(12)	(23)

Income/(loss) before taxes	(2,572)	203	3,576	–	–

Income tax expense/(benefit)	(455)	(403)	822	13	–

Minority interests	31	66	25	(53)	24

Net income/(loss)	(2,148)	540	2,729	–	–

Statement of income metrics (%)

Compensation/revenue ratio	107.5	52.7	46.0	–	–

Non-compensation/revenue ratio	72.7	41.1	20.0	–	–

Cost/income ratio	180.2	93.8	66.0	–	–

Pre-tax income margin	(85.2)	3.1	33.5	–	–

Effective tax rate	17.7	(198.5)	23.0	–	–

Net income margin	(71.1)	8.2	25.6	–	–

Risk metrics (CHF million)

Position risk	11,034	11,957	12,290	(8)	(10)

VaR (average)	194	176	78	10	149

Number of employees (full-time equivalents)

Number of employees	48,700	48,100	45,300	1	8

1 Includes valuation reductions in Asset Management of CHF 566 million and CHF 774 million in 1Q08 and 4Q07, respectively, from securities purchased from our money market funds. 2 Includes valuation reductions in Investment Banking of CHF 5,281 million and CHF 2,436 million in 1Q08 and 4Q07, respectively, relating to leveraged finance and structured products.

Core Results include the results of our integrated banking organization and exclude revenues and expenses in respect of minority interests in which we do not have significant economic interest.
Results summary
In 1Q08, we recorded a net loss of CHF 2,148 million, compared to net income of CHF 2,729 million in a strong 1Q07. Net revenues were CHF 3,019 million, down CHF 7,650 million, or 72%, compared to 1Q07, while total operating expenses were CHF 5,440 million, down CHF 1,600 million, or 23%.

Our Core Results for 1Q08 reflected the extremely challenging operating environment arising from the accelerated deterioration of the mortgage and credit markets during the period, particularly during March. Net revenues included significant valuation reductions on structured products and leveraged loan commitments as well as securities purchased from our money market funds. These adverse effects were partly offset by solid results in most businesses outside structured products and leveraged finance in Investment Banking and by continued strong profitability in Private Banking, demonstrating the benefit of diversification in a more demanding operating environment. We continued to manage down our exposures to those assets most significantly impacted by the dislocation in the mortgage and credit markets. Our results also included fair value gains on Credit Suisse debt, substantially all of which were recorded in Investment Banking. Total operating expenses decreased mainly due to significantly lower performance-related compensation, reflecting lower results. The change in income tax benefit reflected the impact of the geographical mix of results and the effects of valuation allowances on the recognition of deferred tax assets in certain jurisdictions in 1Q08.

Assets under management were CHF 1,380.5 billion as of the end of 1Q08, a decrease of CHF 174.2 billion, or 11%, compared to the end of 4Q07, reflecting adverse foreign exchange-related and market movements. We had net new asset outflows of CHF 4.2 billion, primarily reflecting inflows of CHF 17.1 billion in Private Banking, including CHF 13.5 billion in Wealth Management and CHF 3.6 billion in Corporate & Retail Banking, and outflows of CHF 20.2 billion in Asset Management, mainly driven by outflows in Swiss institutional advisory and money market assets.

Risk trends
In 1Q08, our overall position risk, measured on the basis of our economic risk capital model, decreased 8% compared to 4Q07, mainly due to the depreciation of the US dollar against the Swiss franc and a reduction of real estate and structured assets. Average Value-at-Risk (VaR) for the Group’s trading books increased to CHF 194 million compared to CHF 176 million in 4Q07, primarily reflecting increased market volatility.

For further information on risk trends, refer to IV – Treasury and Risk management – Risk management.
Fair valuations
Fair value is considered the most relevant measurement for financial instruments as it provides more transparency than a historical cost-based model valuation and aligns the accounting for these financial instruments with how we manage our business. For further information, refer to Note 1 – Summary of significant accounting policies and Note 21 – Fair value of financial instruments in V – Condensed consolidated financial statements – unaudited.

As of the end of 1Q08, 61% and 39% of our total assets and total liabilities, respectively, were measured at fair value. As of the end of 1Q08, 7% and 3% of total assets and total liabilities were recorded as level 3, respectively, compared to 5% and 3%, respectively, as of the end of 4Q07. As of the end of 1Q08, 12% and 7% of those assets and liabilities measured at fair value were recorded as level 3, respectively, compared to 8% and 6%, respectively, as of the end of 4Q07. While the majority of our level 3 assets are recorded in Investment Banking, some are recorded in Asset Management, specifically certain private equity investments. The increase in total assets recorded as level 3 was largely driven by the transfer of certain CMBS and corporate loan book positions from level 2 to level 3, reflecting the limited number of observable market transactions. Models were used to value these products. Models are developed internally and are reviewed by functions independent of the front office to ensure they are appropriate for current market conditions. The models require subjective assessment and varying degrees of judgment depending on liquidity, concentration, pricing assumptions and risks affecting the specific instrument. The models consider observable and unobservable parameters in calculating the value of these products, including certain indices relating to these products, which were extremely volatile during 1Q08, particularly in March. Consideration of these indices has become more significant in our valuation techniques as the market for these products has become less active.

For a description of our valuation techniques, refer to Note 33 – Financial instruments in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2007. There were no changes to our valuation techniques from those described in our annual report.

For all transfers to level 3, we determine and disclose as level 3 events any gains or losses as measured from the first day of the reporting period, even if the transfer occurred subsequent to the first day of the reporting period. For all transfers out of level 3, we determine and disclose as level 3 events any gains or losses through the last day of the reporting period, even if the transfer occurred prior to the last day of the reporting period. We believe this provides greater transparency over the financial impact of our level 3 assets and liabilities. We believe that the range of any valuation uncertainty, in the aggregate, would not be material to our financial condition.

For further information, refer to II – Results by division – Investment Banking.
Core Results reporting by division

			in / end of		% change

	1Q08	4Q07	1Q07	QoQ	YoY

Net revenues (CHF million)

Wealth Management	2,313	2,476	2,379	(7)	(3)

Corporate & Retail Banking	1,042	1,002	987	4	6

Private Banking	3,355	3,478	3,366	(4)	0

Investment Banking	(489)	2,741	6,582	–	–

Asset Management	63	354	776	(82)	(92)

Corporate Center	90	(12)	(55)	–	–

Net revenues	3,019	6,561	10,669	(54)	(72)

Provision for credit losses (CHF million)

Wealth Management	4	2	3	100	33

Corporate & Retail Banking	(9)	(8)	(10)	13	(10)

Private Banking	(5)	(6)	(7)	(17)	(29)

Investment Banking	156	210	61	(26)	156

Asset Management	0	(1)	0	100	–

Corporate Center	0	0	(1)	–	100

Provision for credit losses	151	203	53	(26)	185

Total operating expenses (CHF million)

Wealth Management	1,449	1,498	1,388	(3)	4

Corporate & Retail Banking	587	609	546	(4)	8

Private Banking	2,036	2,107	1,934	(3)	5

Investment Banking	2,815	3,380	4,531	(17)	(38)

Asset Management	531	602	519	(12)	2

Corporate Center	58	66	56	(12)	4

Total operating expenses	5,440	6,155	7,040	(12)	(23)

Income before taxes (CHF million)

Wealth Management	860	976	988	(12)	(13)

Corporate & Retail Banking	464	401	451	16	3

Private Banking	1,324	1,377	1,439	(4)	(8)

Investment Banking	(3,460)	(849)	1,990	308	–

Asset Management	(468)	(247)	257	89	–

Corporate Center	32	(78)	(110)	–	–

Income/(loss) before taxes	(2,572)	203	3,576	–	–

Core Results reporting by region

			in		% change

	1Q08	4Q07	1Q07	QoQ	YoY

Net revenues (CHF million)

Switzerland	2,563	2,698	2,616	(5)	(2)

EMEA	1,106	2,471	3,306	(55)	(67)

Americas	(1,322)	446	3,934	–	–

Asia Pacific	582	958	868	(39)	(33)

Corporate Center	90	(12)	(55)	–	–

Net revenues	3,019	6,561	10,669	(54)	(72)

Income before taxes (CHF million)

Switzerland	1,218	1,239	1,243	(2)	(2)

EMEA	(496)	630	1,081	–	–

Americas	(3,369)	(1,889)	1,168	78	–

Asia Pacific	43	301	194	(86)	(78)

Corporate Center	32	(78)	(110)	–	–

Income/(loss) before taxes	(2,572)	203	3,576	–	–

A significant portion of our business requires inter-regional coordination in order to facilitate the needs of our clients. The methodology for allocating our results by region is dependent on management judgment. For Wealth Management, results are allocated based on the management reporting structure of our relationship managers and the region where the transaction is recorded. For Investment Banking, trading results are allocated based on where the risk is primarily managed and fee-based results are allocated where the client is domiciled. For Asset Management, results are allocated based on the location of the investment advisors and sales teams.

Results detail
The following provides a comparison of our 1Q08 results versus 1Q07 (YoY) and versus 4Q07 (QoQ).
Net revenues
In managing the business, revenues are evaluated in the aggregate, including an assessment of trading gains and losses and the related interest income and expense from financing and hedging positions. For this reason, individual revenue categories may not be indicative of performance.

YoY: Down 72% from CHF 10,669 million to CHF 3,019 million
The decrease reflected lower results driven by significant valuation reductions in the structured products and leveraged finance businesses in Investment Banking as well as on securities purchased from our money market funds in Asset Management, partially offset by a good performance in Private Banking. Net revenues benefited from lower funding costs, including fair value gains due to the widening of credit spreads on Credit Suisse debt.

In Private Banking, we achieved strong net revenues in line with 1Q07. Net interest income increased, mainly due to lower funding costs, but reflected lower interest income from loans. Total non-interest income decreased, mainly due to lower brokerage and product issuing fees, partially offset by fair value gains on a synthetic collateralized loan portfolio in Corporate & Retail Banking.

Investment Banking was adversely impacted by the continued dislocation in the mortgage and credit markets and had negative revenues. We achieved solid results in most businesses outside the areas significantly impacted by the market dislocation, highlighting the importance of our ongoing revenue diversification efforts. Our combined leveraged finance and structured products businesses had net valuation reductions of CHF 5,281 million in 1Q08. Fixed income trading included near-record performance in our global rates and foreign exchange businesses and a strong performance in our emerging markets business. Our corporate lending business was impacted by net valuation reductions of CHF 501 million on our loan portfolio carried at fair value. Equity trading declined, reflecting losses in equity proprietary trading, partly offset by record performance in prime services and strong results in our global cash businesses. Fixed income and equity trading benefited from fair value gains of CHF 1,362 million due to widening credit spreads on Credit Suisse debt.

In Asset Management, results were negatively impacted by valuation reductions of CHF 566 million on securities purchased from our money market funds and lower private equity and other investment-related gains, partially offset by lower funding costs. Net revenues before securities purchased from our money market funds and private equity and other investment-related gains were CHF 648 million, in line with 1Q07.

QoQ: Down 54% from CHF 6,561 million to CHF 3,019 million
In Private Banking, net revenues declined. Net interest income was stable, as lower funding costs were offset by lower interest income from deposits and loans. Total non-interest income decreased, as lower asset-based and transaction-based commissions and fees were partly offset by the fair value gains on hedges.

In Investment Banking, net revenues decreased, driven by significant valuation reductions in our structured products and leveraged finance businesses and lower revenues in most other business areas.
In Asset Management, net revenues were down, mainly reflecting the valuation reductions and a reduction in private equity and other investment-related gains from the strong 4Q07.
Provision for credit losses
YoY: Up 185% from CHF 53 million to CHF 151 million
The increase was due primarily to higher provisions relating to a guarantee provided in a prior year to a third-party bank by Investment Banking.
QoQ: Down 26% from CHF 203 million to CHF 151 million
The decrease was due primarily to lower provisions in 1Q08 relating to the third-party bank guarantee.
Operating expenses
Compensation and benefits
Compensation and benefits for a given year reflect the strength and breadth of the business results and staffing levels and include fixed components, such as salaries, benefits and share-based compensation expense from prior-year awards, and a variable component. The variable component reflects the performance-based compensation for the current year to be paid in cash. The portion of the performance-based compensation for the current year deferred through share-based awards is expensed in future periods. For further information, refer to Note 17 – Employee share-based compensation and other benefits in V – Condensed consolidated financial statements – unaudited.

YoY: Down 34% from CHF 4,906 million to CHF 3,245 million
The decrease was due primarily to significantly lower performance-related compensation, mainly reflecting the negative revenues in Investment Banking, partly offset by expenses relating to increased headcount and deferred compensation from prior-year share awards.

QoQ: Down 6% from CHF 3,457 million to CHF 3,245 million
The decrease was due primarily to significantly lower performance-related compensation, mainly reflecting the negative revenues in Investment Banking. The performance-related compensation expense in 4Q07 was lower, reflecting the decision to increase deferred share-based compensation for 2007.

General and administrative expenses
YoY: Up 3% from CHF 1,525 million to CHF 1,571 million
The increase was primarily due to higher non-credit related expense provisions reflecting releases in 1Q07. Most other general and administrative expenses declined reflecting the strengthening of the Swiss franc against major currencies. In Investment Banking, in US dollar terms, expenses increased, reflecting growth in employment levels and client-related business activity. Front and back office infrastructure costs increased in Private Banking, reflecting the continued international expansion in Wealth Management. Professional fees in Asset Management also increased.

QoQ: Down 22% from CHF 2,004 million to CHF 1,571 million
The decrease primarily reflected lower professional fees in all businesses, and lower sales and marketing costs in Private Banking from the seasonally higher 4Q07. Travel and entertainment expenses decreased significantly, reflecting the lower recoveries in 4Q07 from client-related travel and entertainment expenses in Investment Banking due to delayed or cancelled transactions.

Income tax expense/(benefit)
YoY: From CHF 822 million to CHF (455) million
Our effective tax rate for 1Q08 was 17.7%, compared to our expected tax rate of 21%. The change in income tax benefit reflected the impact of the geographical mix of results and the effects of valuation allowances on the recognition of deferred tax assets in certain jurisdictions in 1Q08.

QoQ: From CHF (403) million to CHF (455) million
The change in income tax benefit reflected the impact of the geographical mix of results and the effects, in both 4Q07 and 1Q08, of valuation allowances on the recognition of deferred tax assets in certain jurisdictions.

Personnel
The number of employees increased by 600 full-time equivalents compared to the end of 4Q07. The increase included additional relationship managers and support functions in targeted markets of Wealth Management. In Investment Banking, we selectively reduced headcount in certain businesses to reflect the market conditions.

Number of employees by division

			end of		% change

	1Q08	4Q07	1Q07	QoQ	YoY

Number of employees by division (full-time equivalents)

Wealth Management	14,800	14,300	13,600	3	9

Corporate & Retail Banking	9,000	8,900	8,800	1	2

Private Banking	23,800	23,200	22,400	3	6

Investment Banking	20,600	20,600	19,000	0	8

Asset Management	3,600	3,600	3,300	0	9

Corporate Center	700	700	600	0	17

Number of employees	48,700	48,100	45,300	1	8

Key performance indicators
To benchmark our achievements, we have defined a set of key performance indicators (KPI) for which we have targets to be achieved over a three to five year period across market cycles. Although market conditions have been extremely challenging, we continue to be confident about our ability to achieve these targets over the longer term.

Performance
For return on equity, we target an annual rate of return of above 20%. In 1Q08, return on equity was (20.8)%.
For total shareholder return, we target superior share price appreciation plus dividends compared to our peer group. For 1Q08, total shareholder return was (25.8)%.
Growth
For earnings per share, we target a double-digit annual percentage growth. Diluted earnings per share growth from continuing operations was (186.8)% in 1Q08.
For net new assets, we target a growth rate above 6%. In 1Q08, we recorded an annualized net new asset growth rate of (1.1)% and a rolling four-quarter average growth rate of 0.2%.
In 2008, we announced a target for integrated bank collaboration revenues in excess of CHF 10 billion annually by 2010. For 1Q08, integrated bank collaboration revenues were CHF 1.2 billion.
Efficiency
In 2008, we announced a target for our Core Results cost/income ratio of 65% by 2010. Our Core Results cost/income ratio was 180.2% for 1Q08.
Capital strength
For the BIS tier 1 ratio under Basel II, we target a ratio of 10%. The BIS tier 1 ratio under Basel II was 9.8% as of the end of 1Q08.

				in / end of

	1Q08	2007	2006	2005

Performance (%)

Return on equity (annualized)	(20.8)	18.0	27.5	15.4

Total shareholder return [1]	(25.8)	(17.8)	30.5	44.2

Growth

YoY diluted earnings per share growth from continuing operations	(186.8)	(3.2)	84.4	(7.8)

Net new asset growth (annualized)	(1.1)	3.4	7.2	5.4

Net new asset growth (rolling four-quarter average)	0.2	3.4	7.2	5.4

Collaboration revenues (CHF billion)	1.2	5.9	4.9	–

Efficiency (%)

Core Results cost/income ratio	180.2	73.1	69.6	81.6

Capital strength (%)

BIS tier 1 ratio [2]	9.8	11.1	13.9	11.3

1 The total return of an investor is measured by the annualized capital gain/(loss) plus dividends received. 2 Under Basel II from January 1, 2008. Prior period ratios are reported under Basel I and are therefore not comparable. The 4Q07 BIS tier 1 ratio under Basel II would have been 10.0%. For further information, refer to IV – Treasury and Risk management – Treasury management.

II – Results by division
Private Banking
Wealth Management
Corporate & Retail Banking
Investment Banking
Asset Management
Private Banking
In 1Q08, Private Banking reported good results despite the challenging operating environment, with net revenues of CHF 3,355 million and income before taxes of CHF 1,324 million. Net new assets were strong at CHF 17.1 billion.

Results

			in / end of		% change

	1Q08	4Q07	1Q07	QoQ	YoY

Statements of income (CHF million)

Net revenues	3,355	3,478	3,366	(4)	0

Provision for credit losses	(5)	(6)	(7)	(17)	(29)

Compensation and benefits	1,161	1,098	1,152	6	1

General and administrative expenses	666	768	569	(13)	17

Commission expenses	209	241	213	(13)	(2)

Total other operating expenses	875	1,009	782	(13)	12

Total operating expenses	2,036	2,107	1,934	(3)	5

Income before taxes	1,324	1,377	1,439	(4)	(8)

Statement of income metrics (%)

Compensation/revenue ratio	34.6	31.6	34.2	–	–

Non-compensation/revenue ratio	26.1	29.0	23.2	–	–

Cost/income ratio	60.7	60.6	57.5	–	–

Pre-tax income margin	39.5	39.6	42.8	–	–

Utilized economic capital and return

Average utilized economic capital (CHF million)	4,832	4,785	4,557	1	6

Pre-tax return on average utilized economic capital (%) [1]	110.4	115.9	127.2	–	–

Balance sheet statistics (CHF million)

Total assets	365,249	376,800	342,254	(3)	7

Net loans	175,413	175,506	166,273	0	5

Goodwill	819	975	791	(16)	4

Number of employees (full-time equivalents)

Number of employees	23,800	23,200	22,400	3	6

1 Calculated using a return excluding interest costs for allocated goodwill.

Results (continued)

			in / end of		% change

	1Q08	4Q07	1Q07	QoQ	YoY

Net revenue detail (CHF million)

Net interest income	1,241	1,230	1,174	1	6

Total non-interest income	2,114	2,248	2,192	(6)	(4)

Net revenues	3,355	3,478	3,366	(4)	0

Results summary
During 1Q08, we continued to face a challenging operating environment characterized by high market volatility, weak equity markets, adverse foreign exchange-related movements in the US dollar and euro and ongoing cautious investor behavior. Income before taxes was CHF 1,324 million, down CHF 115 million, or 8%, compared to 1Q07. Net revenues were CHF 3,355 million, in line with 1Q07. Net interest income increased, mainly due to lower funding costs, but reflected lower interest income from loans. Total non-interest income decreased, mainly due to lower brokerage and product issuing fees, partially offset by fair value gains on a synthetic collateralized loan portfolio in Corporate & Retail Banking. Provision for credit losses resulted in net releases of CHF 5 million, compared to net releases of CHF 7 million in 1Q07. Total operating expenses were CHF 2,036 million, up CHF 102 million, or 5%, compared to 1Q07, mainly driven by higher non-credit-related provisions and front- and back-office infrastructure costs from the international expansion in Wealth Management.

Assets under management of CHF 899.6 billion were down CHF 95.8 billion, or 9.6%, compared to 4Q07, and CHF 74.1 billion, or 7.6%, compared to 1Q07, reflecting adverse foreign exchange-related and market movements. Net new assets were CHF 17.1 billion in 1Q08, slightly down from the high level achieved in 1Q07, with Wealth Management contributing CHF 13.5 billion and Corporate & Retail Banking contributing CHF 3.6 billion.

Compared to 4Q07, income before taxes was down CHF 53 million, or 4%. Net revenues decreased CHF 123 million, or 4%. Net interest income was stable, as lower funding costs were mostly offset by lower interest income from deposits and loans. Total non-interest income decreased CHF 134 million, or 6%, as lower asset-based and transaction-based commissions and fees were partly offset by fair value gains on the synthetic collateralized loan portfolio. Total operating expenses were down CHF 71 million, or 3%, mainly due to lower general and administrative expenses as well as commission expenses, offset in part by higher performance-related compensation.

Wealth Management
Despite the adverse operating environment, ongoing market volatility and more cautious client behavior during 1Q08, we continued to deliver good results and attracted a healthy level of net new assets. We reported income before taxes of CHF 860 million and net new assets of CHF 13.5 billion.

Results

			in / end of		% change

	1Q08	4Q07	1Q07	QoQ	YoY

Statements of income (CHF million)

Net revenues	2,313	2,476	2,379	(7)	(3)

Provision for credit losses	4	2	3	100	33

Compensation and benefits	806	778	799	4	1

General and administrative expenses	462	513	405	(10)	14

Commission expenses	181	207	184	(13)	(2)

Total other operating expenses	643	720	589	(11)	9

Total operating expenses	1,449	1,498	1,388	(3)	4

Income before taxes	860	976	988	(12)	(13)

Statement of income metrics (%)

Compensation/revenue ratio	34.8	31.4	33.6	–	–

Non-compensation/revenue ratio	27.8	29.1	24.8	–	–

Cost/income ratio	62.6	60.5	58.3	–	–

Pre-tax income margin	37.2	39.4	41.5	–	–

Utilized economic capital and return

Average utilized economic capital (CHF million)	1,812	1,724	1,440	5	26

Pre-tax return on average utilized economic capital (%) [1]	191.7	228.6	277.2	–	–

Balance sheet statistics (CHF million)

Total assets	256,063	268,871	235,972	(5)	9

Net loans	75,482	76,265	71,651	(1)	5

Goodwill	638	794	610	(20)	5

Number of employees (full-time equivalents)

Number of employees	14,800	14,300	13,600	3	9

Number of relationship managers

Switzerland	1,110	1,100	1,080	1	3

EMEA	1,270	1,220	1,130	4	12

Americas	480	470	410	2	17

Asia Pacific	390	350	260	11	50

Number of relationship managers	3,250	3,140	2,880	4	13

1 Calculated using a return excluding interest costs for allocated goodwill.

Results (continued)

			in / end of		% change

	1Q08	4Q07	1Q07	QoQ	YoY

Net revenue detail (CHF million)

Net interest income	641	643	584	0	10

Total non-interest income	1,672	1,833	1,795	(9)	(7)

Net revenues	2,313	2,476	2,379	(7)	(3)

Net revenue detail (CHF million)

Recurring	1,684	1,766	1,582	(5)	6

Transaction-based	629	710	797	(11)	(21)

Net revenues	2,313	2,476	2,379	(7)	(3)

Gross and net margin on assets under management (bp)

Recurring	85	83	78	–	–

Transaction-based	32	34	40	–	–

Gross margin	117	117	118	–	–

Net margin (pre-tax)	44	46	49	–	–

Certain reclassifications have been made to prior periods to conform to the current presentation for recurring structured products holding fees previously shown as transaction-based fees.

Operating environment
The operating environment continued to be challenging in 1Q08. Investor sentiment remained defensive due to the uncertain economic and financial market outlook. Volatility in equity markets persisted, and most major equity indices were down from the end of 2007. Both the US dollar and euro were weaker against the Swiss franc during the quarter, with the US dollar reaching historic lows. Adverse foreign exchange-related and market movements led to a reduction in assets under management. Client activity in the quarter was low, with a good recovery in January from the end of 2007 and weak levels for the remainder of the first quarter, adversely impacting transaction-based revenues. Investors continued to seek safe havens for their assets, favoring money market investments and other less volatile products.

Despite the current negative sentiment, the global economy as a whole was relatively healthy, supported by the momentum in major emerging markets and most of Europe, which helped to mitigate the continued slowdown in the US.

Results summary
Income before taxes was CHF 860 million, down CHF 128 million, or 13%, compared to 1Q07. Net revenues were CHF 2,313 million, down CHF 66 million, or 3%, compared to 1Q07. Recurring revenues, which represented 73% of net revenues, increased CHF 102 million, or 6%, mainly reflecting lower funding costs and higher recurring commissions and fees. Transaction-based revenues decreased CHF 168 million, or 21%, mainly due to lower brokerage and product issuing fees reflecting the adverse market conditions. Total operating expenses were CHF 1,449 million, up CHF 61 million, or 4%. Compensation and benefits were flat, as expenses from the ongoing strategic investment in expanding the global franchise were mostly offset by lower performance-related compensation. The increase in total other operating expenses was primarily driven by the international expansion.

Assets under management as of the end of 1Q08 were CHF 749.4 billion, down CHF 89.2 billion, or 10.6%, from the end of 4Q07, impacted by adverse foreign exchange-related and market movements. Net new assets were CHF 13.5 billion in 1Q08, with strong contributions from Switzerland and the Americas, and a weaker contribution from the Europe, Middle East and Africa (EMEA) region, also reflecting de-leveraging by clients in this region. Against 1Q07, assets under management were down CHF 65.4 billion, or 8.0%, primarily impacted by adverse foreign exchange-related and market movements.

Compared to 4Q07, income before taxes was down CHF 116 million, or 12%. Net revenues decreased 7%, mainly due to lower recurring and transaction-based commissions and fees. Total operating expenses decreased 3% as higher compensation and benefits were more than offset by lower general and administrative and commission expenses.

Performance indicators
Pre-tax income margin (KPI)
Our target over market cycles is a pre-tax income margin above 40%. In 1Q08, the pre-tax income margin was 37.2%, down 4.3 percentage points from 1Q07 and down 2.2 percentage points from 4Q07.

Net new asset growth rate (KPI)
Our target over market cycles is a growth rate over 6%. We achieved an annualized quarterly growth rate of 6.4%. The rolling four-quarter average growth rate was 6.0%.

Gross margin
Our gross margin was 117 basis points, compared to 118 basis points in 1Q07, as revenues declined at a similar rate as average assets under management. The recurring margin increased seven basis points, benefiting from lower funding costs and higher commissions and fees, but was offset by the eight basis point decrease in the transaction-based margin, driven mainly by lower brokerage and product issuing fees. Compared to 4Q07, the gross margin was stable, as the 7% reduction in net revenues was in line with the decrease in average assets under management.

Initiatives and achievements
– We were awarded several industry awards in 1Q08, demonstrating the success of our international expansion. In Euromoney’s global “Private Banking Survey 2008,” we were rated best-in-class for private banking services in Central and Eastern Europe, Russia and the United Arab Emirates and for equity portfolio management in the UK. We were also named the “Best Representative Bank” in Egypt by Global Trade Matters, an Egyptian forum on international trade.

– We opened an office in Northbrook, Illinois (US) to serve the wealth management needs of the growing number of high-net-worth and ultra-high-net-worth individuals in this area.
Results detail
The following provides a comparison of our 1Q08 results versus 1Q07 (YoY) and versus 4Q07 (QoQ).
Net revenues
Recurring
Recurring revenues arise from recurring net interest income, commissions and fees, including performance-based fees, related to assets under management and custody assets, as well as fees for general banking products and services.

YoY: Up 6% from CHF 1,582 million to CHF 1,684 million
The increase was mainly attributable to lower funding costs and higher commissions and fees.
QoQ: Down 5% from CHF 1,766 million to CHF 1,684 million
The decrease was mainly due to lower management fees from managed investment products, reflecting the decrease in assets under management, and semi-annual performance fees from Hedging-Griffo in 4Q07. Net interest income was flat, as the lower funding costs were offset by lower interest income on deposits and loans.

Assets under management - Wealth Management

			in / end of		% change

	1Q08	4Q07	1Q07	QoQ	YoY

Assets under management (CHF billion)

Assets under management	749.4	838.6	814.8	(10.6)	(8.0)

of which discretionary assets	161.5	182.7	180.1	(11.6)	(10.3)

of which advisory assets	587.9	655.9	634.7	(10.4)	(7.4)

Assets under management by currency (CHF billion)

USD	290.5	333.8	343.8	(13.0)	(15.5)

EUR	224.8	244.3	228.7	(8.0)	(1.7)

CHF	145.4	156.1	156.7	(6.9)	(7.2)

Other	88.7	104.4	85.6	(15.0)	3.6

Assets under management	749.4	838.6	814.8	(10.6)	(8.0)

Assets under management by region (CHF billion)

Switzerland	307.6	339.3	330.4	(9.3)	(6.9)

EMEA	274.7	308.3	292.6	(10.9)	(6.1)

Americas	108.8	122.6	131.9	(11.3)	(17.5)

Asia Pacific	58.3	68.4	59.9	(14.8)	(2.7)

Assets under management	749.4	838.6	814.8	(10.6)	(8.0)

Net new assets by region (CHF billion)

Switzerland	5.3	(0.7)	3.8	–	39.5

EMEA	2.1	5.3	6.0	(60.4)	(65.0)

Americas	3.6	1.4	3.3	157.1	9.1

Asia Pacific	2.5	6.0	2.1	(58.3)	19.0

Net new assets	13.5	12.0	15.2	12.5	(11.2)

Growth in assets under management (CHF billion)

Net new assets	13.5	12.0	15.2	–	–

Acquisitions and divestitures	0.0	14.1	0.0	–	–

Market movements	(43.2)	(4.5)	13.3	–	–

Currency	(59.5)	(15.5)	2.2	–	–

Other	0.0	(2.2)	(0.1)	–	–

Total other effects	(102.7)	(8.1)	15.4	–	–

Growth in assets under management	(89.2)	3.9	30.6	–	–

Growth in assets under management (annualized) (%)

Net new assets	6.4	5.7	7.8	–	–

Total other effects	(49.0)	(3.9)	7.8	–	–

Growth in assets under management	(42.6)	1.8	15.6	–	–

Growth in assets under management (rolling four-quarter average) (%)

Net new assets	6.0	6.4	7.0	–	–

Total other effects	(14.0)	0.5	4.1	–	–

Growth in assets under management (rolling four-quarter average)	(8.0)	6.9	11.1	–	–

Transaction-based
Transaction-based revenues arise primarily from brokerage and product issuing fees, client foreign exchange income and other transaction-based income.
YoY: Down 21% from CHF 797 million to CHF 629 million
The decrease was mainly driven by lower brokerage and product issuing fees, reflecting the adverse market conditions and cautious client behavior.
QoQ: Down 11% from CHF 710 million to CHF 629 million
The decrease was mainly driven by lower brokerage and product issuing fees, reflecting the adverse market conditions. The decrease also reflected real estate gains recorded in 4Q07.
Provision for credit losses
YoY: From CHF 3 million to CHF 4 million
Provision for credit losses was stable.
QoQ: From CHF 2 million to CHF 4 million
Provision for credit losses was stable.
Operating expenses
Compensation and benefits
YoY: Up 1% from CHF 799 million to CHF 806 million
Compensation and benefits were flat, mainly reflecting higher salaries and related benefits from the higher headcount from the international expansion in strategic growth markets and an increase in deferred compensation expense for prior-year share awards, partially offset by lower performance-related compensation due to the lower results in 1Q08.

QoQ: Up 4% from CHF 778 million to CHF 806 million
The increase was mainly due to higher performance-related compensation, as performance-related compensation expense in 4Q07 was lower reflecting the decision to increase deferred share-based compensation for 2007. In addition, the increase reflected an increase in deferred compensation expense for prior-year share awards.

General and administrative expenses
YoY: Up 14% from CHF 405 million to CHF 462 million
The increase mainly reflected higher non-credit-related provisions and front- and back-office infrastructure costs due to the international expansion.
QoQ: Down 10% from CHF 513 million to CHF 462 million
The decrease partially reflected seasonally lower sales and marketing activities in 1Q08 as well as lower professional fees.
Personnel
Since 1Q07, we increased headcount by 1,200 and strengthened our teams mainly in the Americas, Asia Pacific and EMEA. As of the end of 1Q08, we had 3,250 relationship managers, an increase of 370 from the end of 1Q07, mainly in EMEA and Asia Pacific. From the end of 4Q07, the number of relationship managers increased by 110.

Corporate & Retail Banking
The sound economic environment in Switzerland continued to provide a stable platform for profitable growth. We achieved strong net revenues of CHF 1,042 million and income before taxes of CHF 464 million.

Results

				in / end of			% change

	1Q08		4Q07	1Q07		QoQ	YoY

Statements of income (CHF million)

Net revenues	1,042	[1]	1,002	987		4	6

Provision for credit losses	(9)		(8)	(10)		13	(10)

Compensation and benefits	355		320	353		11	1

General and administrative expenses	204		255	164	[2]	(20)	24

Commission expenses	28		34	29		(18)	(3)

Total other operating expenses	232		289	193		(20)	20

Total operating expenses	587		609	546		(4)	8

Income before taxes	464		401	451		16	3

Statement of income metrics (%)

Compensation/revenue ratio	34.1		31.9	35.8		–	–

Non-compensation/revenue ratio	22.3		28.8	19.6		–	–

Cost/income ratio	56.3		60.8	55.3		–	–

Pre-tax income margin	44.5		40.0	45.7		–	–

Utilized economic capital and return

Average utilized economic capital (CHF million)	3,020		3,061	3,117		(1)	(3)

Pre-tax return on average utilized economic capital (%) [3]	61.5		52.5	58.0		–	–

Balance sheet statistics (CHF million)

Total assets	109,186		107,929	106,282		1	3

Net loans	99,931		99,241	94,622		1	6

Goodwill	181		181	181		0	0

Number of employees (full-time equivalents)

Number of employees	9,000		8,900	8,800		1	2

1 Includes fair value gains on a synthetic collateralized loan portfolio of CHF 64 million. 2 Includes releases of non-credit-related provisions of CHF 37 million. 3 Calculated using a return excluding interest costs for allocated goodwill.

Results (continued)

				in / end of		% change

	1Q08		4Q07	1Q07	QoQ	YoY

Net revenue detail (CHF million)

Net interest income	600		587	590	2	2

Total non-interest income	442	[1]	415	397	7	11

Net revenues	1,042		1,002	987	4	6

Number of branches

Number of branches	217		216	216	0	0

1 Includes fair value gains on a synthetic collateralized loan portfolio of CHF 64 million.

Operating environment
The economy in Switzerland continued to reflect favorable fundamentals, but is expected to moderate over 2008. Consumer confidence remained high in 1Q08, with low unemployment and an increase in gross domestic product. Swiss household income increased, in real terms, fueling consumer spending and positively impacting the housing market. Inflation slowly increased, but the Swiss National Bank continued to hold key interest rates steady in 1Q08.

Results summary
In 1Q08, income before taxes was CHF 464 million, up CHF 13 million, or 3%, compared to 1Q07. Net revenues were CHF 1,042 million, up CHF 55 million, or 6%. Net interest income was slightly higher, as lower funding costs and higher revenues from deposits were partly offset by lower revenues from lending. Total non-interest income was up 11%, mainly due to fair value gains on a synthetic collateralized loan portfolio (Clock Finance No. 1), partly offset by lower brokerage and product issuing fees. Net releases of provision for credit losses were CHF 9 million, versus net releases of CHF 10 million in 1Q07. Total operating expenses were CHF 587 million, up CHF 41 million, or 8%, mainly driven by higher non-credit-related provisions, reflecting net releases in 1Q07.

Net new assets were CHF 3.6 billion, up slightly from the strong level achieved in 1Q07, mainly due to healthy inflows from the small and mid-sized pension fund business and retail clients.
Compared to 4Q07, income before taxes increased CHF 63 million, or 16%. Net revenues were up CHF 40 million, or 4%, mainly driven by the fair value gains on the synthetic collateralized loan portfolio and lower funding costs, offset in part by lower commission and fees. Total operating expenses decreased CHF 22 million, or 4%, driven by lower general and administrative expenses as well as commission expenses, partially offset by higher compensation and benefits.

Performance indicators
Pre-tax income margin (KPI)
Our target over market cycles is a pre-tax income margin above 40%. In 1Q08, our pre-tax income margin was 44.5%, compared to 45.7% in 1Q07 and 40.0% in 4Q07.

Cost/income ratio
In 1Q08, the cost/income ratio was 56.3%, compared to 55.3% in 1Q07 and 60.8% in 4Q07.
Pre-tax return on average utilized economic capital
In 1Q08, the pre-tax return on average utilized economic capital was 61.5%, compared to 58.0% in 1Q07 and 52.5% in 4Q07.
Initiatives and achievements
– We were awarded several industry awards in 1Q08. Global Finance magazine awarded us “Best Bank in Switzerland” in its developed market bank awards. In addition, our Global Custody Solutions team was rated “Best Global Custodian 2008” by the independent firm R&M Consultants.

– We were the first major financial services provider in Switzerland to launch a focused initiative to provide greater accessibility to our bank and services for people with impaired vision, mobility and hearing.

Results detail
The following provides a comparison of our 1Q08 results versus 1Q07 (YoY) and versus 4Q07 (QoQ).
Net revenues
Net interest income
YoY: Up 2% from CHF 590 million to CHF 600 million
The increase reflected lower funding costs and higher revenues from deposits, mainly from higher volumes, partly offset by lower revenues from lending due to margin pressure.
QoQ: Up 2% from CHF 587 million to CHF 600 million
The increase was due to lower funding costs, partly offset by lower revenues from deposits.
Total non-interest income
YoY: Up 11% from CHF 397 million to CHF 442 million
The increase was mainly due to CHF 64 million in fair value gains from widening credit spreads on a synthetic collateralized loan portfolio (Clock Finance No. 1), partially offset by lower brokerage and product issuing fees.

QoQ: Up 7% from CHF 415 million to CHF 442 million
The increase was mainly due to the fair value gains on the synthetic collateralized loan portfolio, partially offset by lower commissions and fees.
Provision for credit losses
YoY: From CHF (10) million to CHF (9) million
We reported net releases of CHF 9 million, which included CHF 23 million of provisions and CHF 32 million of releases. The current level of provisions was supported by the continued favorable credit environment.

QoQ: From CHF (8) million to CHF (9) million
Provision for credit losses was stable.
Operating expenses
Compensation and benefits
YoY: Up 1% from CHF 353 million to CHF 355 million
Compensation and benefits were stable.
QoQ: Up 11% from CHF 320 million to CHF 355 million
The increase was mainly due to higher performance-related compensation, reflecting the decision in 4Q07 to increase deferred share-based compensation for 2007.
General and administrative expenses
YoY: Up 24% from CHF 164 million to CHF 204 million
The increase was primarily due to higher non-credit-related provisions, as 1Q07 reflected net releases of non-credit-related provisions of CHF 37 million, while most other general and administrative expenses were stable.

QoQ: Down 20% from CHF 255 million to CHF 204 million
The decrease mainly reflected lower sales and marketing activities in 1Q08, compared to the seasonally higher activities in 4Q07, and lower expenses in most other categories.
Investment Banking
In 1Q08, we reported a loss before taxes of CHF 3,460 million. Net revenues declined significantly from 1Q07 to negative CHF 489 million, due to an extremely challenging market environment that resulted in further valuation reductions in the structured products and leveraged finance businesses. We reported solid results in most other businesses, including record performance in prime services and near-record performance in global rates and foreign exchange.

Results

				in / end of		% change

	1Q08	4Q07		1Q07	QoQ	YoY

Statements of income (CHF million)

Net revenues	(489)	2,741		6,582	–	–

Provision for credit losses	156	210		61	(26)	156

Compensation and benefits	1,718	2,080		3,390	(17)	(49)

General and administrative expenses	748	941		827	(21)	(10)

Commission expenses	349	359		314	(3)	11

Total other operating expenses	1,097	1,300		1,141	(16)	(4)

Total operating expenses	2,815	3,380		4,531	(17)	(38)

Income/(loss) before taxes	(3,460)	(849)		1,990	308	–

Statement of income metrics (%)

Compensation/revenue ratio	–	75.9		51.5	–	–

Non-compensation/revenue ratio	–	47.4		17.3	–	–

Cost/income ratio	–	123.3		68.8	–	–

Pre-tax income margin	–	(31.0)		30.2	–	–

Utilized economic capital and return

Average utilized economic capital (CHF million)	17,080	19,182	[1]	19,264	(11)	(11)

Pre-tax return on average utilized economic capital (%) [2]	(80.2)	(16.7)	[1]	42.5	–	–

Balance sheet statistics (CHF million)

Total assets	997,660	1,140,740		1,146,956	(13)	(13)

Net loans	53,516	64,892		46,405	(18)	15

Goodwill	6,708	7,465		7,830	(10)	(14)

Number of employees (full-time equivalents)

Number of employees	20,600	20,600		19,000	0	8

1 Does not reflect the valuation reductions from revaluing certain ABS positions in our CDO trading business (refer to II – Operating and financial review – Credit Suisse – Revaluing of certain asset-backed securities positions in the Credit Suisse Annual Report 2007), as we do not consider the impact of these valuation reductions to be material to our economic capital, position risk, VaR or related trends. 2 Calculated using a return excluding interest costs for allocated goodwill.

Results (continued)

					in		% change

	1Q08		4Q07		1Q07	QoQ	YoY

Net revenue detail (CHF million)

Debt underwriting	136	[1]	341	[1]	725	(60)	(81)

Equity underwriting	172		393		311	(56)	(45)

Total underwriting	308		734		1,036	(58)	(70)

Advisory and other fees	396		670		511	(41)	(23)

Total underwriting and advisory	704		1,404		1,547	(50)	(54)

Fixed income trading	(1,576)	[2]	(484)	[2]	2,772	226	–

Equity trading	1,379		2,068		2,171	(33)	(36)

Total trading	(197)		1,584		4,943	–	–

Other	(996)	[3]	(247)	[3]	92	303	–

Net revenues	(489)		2,741		6,582	–	–

Average one-day, 99% Value-at-Risk (CHF million)

Interest rate and credit spread	145		103		53	41	174

Foreign exchange	37		38		17	(3)	118

Commodity	42		22		12	91	250

Equity	78		90		64	(13)	22

Diversification benefit	(115)		(81)		(69)	42	67

Average one-day, 99% Value-at-Risk	187		172	[4]	77	9	143

1 Includes CHF 18 million of net valuation gains (including hedges) and CHF 16 million of net valuation reductions (including hedges) on ABS CDO origination assets and CHF 67 million of fee losses and CHF 23 million of fee revenues from the leveraged finance business in 1Q08 and 4Q07, respectively. 2 Includes CHF 848 million and CHF 384 million of net valuation reductions (including fees, hedges, interest on funded positions and executed transactions) on CMBS, CHF 96 million and CHF 480 million of net valuation reductions (including fees, hedges and interest on funded positions) on RMBS, CHF 905 million and CHF 54 million of net valuation reductions (including fees, hedges, interest on funded positions, recoveries and executed transactions) on leveraged finance loan commitments and CHF 2,674 million and CHF 1,325 million of net valuation reductions (including hedges) on ABS CDO warehouse and synthetic CDO assets in 1Q08 and 4Q07, respectively. 3 Includes CHF 709 million and CHF 200 million of net valuation reductions (including fees, hedges, interest on funded positions, recoveries and executed transactions) on bridge loan commitments in 1Q08 and 4Q07, respectively. 4 Does not reflect the valuation reductions from revaluing certain ABS positions in our CDO trading business (refer to II – Operating and financial review – Credit Suisse – Revaluing of certain asset-backed securities positions in the Credit Suisse Annual Report 2007), as we do not consider the impact of these valuation reductions to be material to our economic capital, position risk, VaR or related trends.

Operating environment
The operating environment continued to be extremely challenging in 1Q08. Significant issues, including a substantial decline in liquidity and further indications of a US recession, weighed heavily on the equity and credit markets. In contrast, most economies in Europe and major emerging markets largely maintained growth momentum, helping to partially mitigate the adverse impact from the US.

The forced selling of structured investment products by highly leveraged hedge funds created further downward pricing pressure in certain asset classes, raising fears about the stability of the financial system. The Fed undertook significant interest rate cuts and, together with other central banks, provided emergency funding to support liquidity and the economy. In addition, a depreciating US dollar, higher commodity prices and further evidence of a weakening US residential housing market contributed to high market volatility. Credit spreads in the US continued to widen during the quarter. ABS and CMBS credit spreads widened substantially and the values of the ABX and CMBX indices reached all-time lows during the quarter, but recovered somewhat at quarter end. There was substantial basis risk between underlying exposures and hedges in late March, after the actions by the Fed related to the Bear Stearns sale. Investment grade and high yield spreads also widened during the quarter, as did corporate credit spreads. Indices that track the cost of insuring US and European corporate defaults, including the CDX and iTraxx indices, doubled to reach all-time highs in the quarter.

Equity markets were challenging and most major indices were down, driven by weaker corporate earnings, ongoing concerns about consumer sentiment and a further slowdown in the housing market, largely due to tightened credit standards and housing price depreciation in the US. However, towards the end of the quarter, equity markets rebounded slightly due to some positive corporate news coupled with the Fed’s activities. Equity market volatility, as indicated by the Chicago Board of Options Exchange Volatility Index (VIX), was up throughout the quarter, and equity and fixed income trading volumes remained high. Debt and equity underwriting volumes were down during the quarter due to decreasing demand for most fixed income securities and weaker equity valuations. Financial sponsor activity declined substantially due to the cost and availability of credit, and overall levels of announced mergers and acquisitions were also down, both sequentially and year-on-year.

League table positions

in / end of

	1Q08	2007	2006	2005

League table rank / market share (% – rounded) [1]

Global fee pool [2]	7 / 5%	7 / 5%	4 / 6%	7 / 5%

High yield [3]	3 / 9%	2 / 11%	3 / 12%	3 / 11%

Investment grade [3]	11 / 4%	13 / 3%	13 / 3%	10 / 4%

Asset-backed [3]	8 / 4%	10 / 5%	8 / 5%	– / –%

Mortgage-backed [3]	2 / 11%	4 / 7%	5 / 7%	– / –%

Total debt underwriting [3]	9 / 5%	11 / 4%	8 / 5%	6 / 5%

IPO [2]	12 / 2%	3 / 8%	4 / 7%	1 / 10%

Follow-on 2	7 / 5%	7 / 6%	7 / 6%	10 / 3%

Convertible [2]	10 / 4%	9 / 5%	11 / 4%	10 / 4%

Total equity underwriting [2]	9 / 4%	7 / 6%	7 / 6%	8 / 5%

Announced mergers and acquisitions [3]	6 / 24%	6 / 20%	6 / 19%	10 / 11%

Completed mergers and acquisitions [3]	2 / 34%	8 / 18%	8 / 15%	8 / 14%

1 Volume-based, except global fee pool 2 Dealogic 3 Thomson Financial

Results summary
In 1Q08, the loss before taxes was CHF 3,460 million, compared to strong income of CHF 1,990 million in 1Q07. Net revenues were negative CHF 489 million, compared to CHF 6,582 million in 1Q07, due in large part to the impact of the mortgage and credit market dislocations on our fixed income businesses. Our combined leveraged finance and structured products businesses had net valuation reductions of CHF 5,281 million in 1Q08. Total operating expenses were CHF 2,815 million, down CHF 1,716 million, or 38%, due primarily to a decrease in compensation and benefits, reflecting the negative results.

We reported solid results in most businesses other than structured products and leveraged finance, including record performance in our prime services and near-record performance in global rates and foreign exchange businesses. This highlights the importance of our ongoing revenue diversification efforts.

Results in 1Q08 were negatively impacted by significantly lower fixed income trading revenues compared to 1Q07. These results reflected valuation reductions in both the structured products and leveraged finance businesses. Our corporate loan portfolio carried at fair value was also impacted by valuation reductions. These were partly offset by near-record performance in our global rates and foreign exchange businesses, and strong results in emerging markets.

Equity trading declined from a strong 1Q07 due primarily to weak results in equity proprietary trading and in the convertibles business. These results were partly offset by a record performance in prime services and good results in our global cash businesses. Fixed income and equity trading benefited from fair value gains of CHF 1,362 million due to widening credit spreads on Credit Suisse debt. Our underwriting and advisory businesses had lower revenues compared to 1Q07 in line with the decline in market activity.

Compared to 4Q07, the loss before taxes was driven by lower revenues in most business areas. Total operating expenses were down CHF 565 million, or 17%, due primarily to lower compensation and benefits expenses reflecting the negative results.

The weakening of the average rate of the US dollar against the Swiss franc adversely affected revenues and favorably impacted expenses and losses. For information on foreign currency translation rates, refer to VI – Investor information.

Impact on results of the events in the mortgage and credit markets
In 1Q08, the continued dislocation in the mortgage and credit markets led to significantly lower revenues in our leveraged finance and structured products businesses. Our combined leveraged finance and structured products businesses had net valuation reductions of CHF 5,281 million in 1Q08.

Exposures

			end of		% change

	1Q08	4Q07	3Q07	1Q08 vs. 4Q07	1Q08 vs. 3Q07

Origination-related positions (CHF billion) [1]

Unfunded commitments	13.0	24.8	52.3	(48)	(75)

Funded positions	7.5	10.0	6.3	(25)	19

Equity bridges	0.3	0.3	0.6	0	(50)

Leveraged finance [2]	20.8	35.1	59.2	(41)	(65)

Commercial mortgages	19.3	25.9	35.9	(25)	(46)

Trading-related book positions (CHF billion) [3]

US subprime	1.1	1.6	3.9	(31)	(72)

US Alt-A	1.1	2.8	7.0	(61)	(84)

US prime	0.8	1.4	1.6	(43)	(50)

European/Asian	2.5	2.9	3.7	(14)	(32)

Residential mortgages	5.5	8.7	16.2	(37)	(66)

ABS and indices	0.8	3.2	4.3	(75)	(81)

Synthetic ABS CDO's	(0.2)	(1.2)	(1.9)	(83)	(89)

Cash CDOs	0.1	(0.4)	(0.1)	–	–

CDO US subprime	0.7	1.6	2.3	(56)	(70)

1 Exposures shown gross. 2 Excluding term financing of CHF 2.2 billion (USD 2.2 billion) and CHF 1.3 billion (USD 1.1 billion) for executed transactions in 1Q08 and 4Q07, respectively. 3 Exposures shown net.

Net valuation reductions

in	1Q08	4Q07	2007

Net valuation reductions (CHF million)

Leveraged finance [1]	1,681	231	835

CMBS [2]	848	384	554

RMBS [3]	96	480	513

CDO [4]	2,656	1,341	1,285

Total	5,281	2,436	3,187

1 Including fees, hedges, interest on funded positions, recoveries and executed transactions. 2 Including fees, hedges, interest on funded positions and executed transactions. 3 Including fees, hedges and interest on funded positions. 4 Including hedges.

Leveraged Finance
Our leveraged finance business had net valuation reductions (including fees, hedges, interest on funded positions, recoveries and executed transactions) of CHF 1,681 million in 1Q08. Our unfunded non-investment grade loan commitments (both leveraged loan and bridge) were CHF 13.0 billion (USD 13.1 billion) as of the end of 1Q08 versus CHF 24.8 billion (USD 22.0 billion) as of the end of 4Q07. Our funded non-investment grade loans (both leveraged loan and bridge) were CHF 7.5 billion (USD 7.6 billion) as of the end of 1Q08 versus CHF 10.0 billion (USD 8.8 billion) as of the end of 4Q07. We have been actively pursuing sales, including syndications, to reduce our funded and unfunded exposure. We have significantly reduced our leveraged finance exposures in 1Q08, with unfunded commitments reduced 48% from the end of 4Q07. Total exposure has been reduced 41% from the end of 4Q07 and 65% from the end of 3Q07. Our funded and unfunded loan commitments exposure is mainly to large cap issuers with historically stable cash flows and substantial assets. The leveraged finance business, including both origination and trading activities, had losses of CHF 1,646 million in 1Q08 compared to revenues of CHF 1,093 million in 1Q07.

Structured Products
Our CMBS business had net valuation reductions (including fees, hedges, interest on funded positions and executed transactions) of CHF 848 million in 1Q08. Our gross valuation reductions (net of fees) were CHF 1,349 million. Our commercial mortgages gross exposure was CHF 19.3 billion (USD 19.5 billion) as of the end of 1Q08 versus CHF 25.9 billion (USD 22.9 billion) as of the end of 4Q07. Total exposure has been reduced 25% from the end of 4Q07 and 46% from the end of 3Q07. We have been actively selling both loans and securities in all regions of the world. In the US, we priced a USD 887 million securitization in March, which included USD 684 million of assets from Credit Suisse. The majority of our loans are secured by historically stable, high-quality, income-producing real estate to a diverse range of borrowers in Europe, the US and Asia.

Our residential mortgage-backed securities (RMBS) business had net valuation reductions (including fees, hedges and interest on funded positions) of CHF 96 million in 1Q08. Within our RMBS business, we had net US subprime exposure of CHF 1.1 billion (USD 1.1 billion) as of the end of 1Q08 versus CHF 1.6 billion (USD 1.4 billion) as of the end of 4Q07. Our other RMBS non-agency exposure was CHF 4.4 billion (USD 4.5 billion) as of the end of 1Q08 versus CHF 7.1 billion (USD 6.3 billion) as of the end of 4Q07. Of this amount, our US Alt-A exposure was CHF 1.1 billion (USD 1.1 billion) as of the end of 1Q08 versus CHF 2.8 billion (USD 2.5 billion) as of the end of 4Q07.

Our ABS CDO origination, warehousing and synthetic businesses had net valuation reductions (including hedges) of CHF 2,656 million in 1Q08. The net valuation reductions reflected substantial basis risk between the underlying exposures and hedges in 1Q08. Our CDO business had net subprime exposure of CHF 0.7 billion (USD 0.7 billion) as of the end of 1Q08 versus CHF 1.6 billion (USD 1.4 billion) as of the end of 4Q07.

The RMBS and CDO businesses are managed as a trading book on a net basis, and the related gross long and short positions are monitored as part of our risk management activities and price testing procedures.

Our structured products businesses had losses of CHF 3,388 million in 1Q08 compared to revenues of CHF 493 million in 1Q07.
Performance indicators
Pre-tax income margin (KPI)
Our target over market cycles is a pre-tax income margin of 30% or greater. In 1Q08, the pre-tax income margin was not meaningful given our negative revenues, reflecting the extremely challenging operating environment. The pre-tax income margin was 30.2% in 1Q07 and (31.0)% in 4Q07.

Compensation/revenue ratio
The 1Q08 compensation/revenue ratio was not meaningful given our negative revenues. The compensation/revenue ratio was 51.5% in 1Q07 and 75.9% in 4Q07.
Value-at-Risk
The 1Q08 average one-day, 99% VaR was CHF 187 million compared to CHF 77 million in 1Q07 and CHF 172 million in 4Q07, primarily reflecting the increase in market volatility. For further information on VaR, refer to IV – Treasury and Risk management – Risk management.

Pre-tax return on average utilized economic capital
The 1Q08 pre-tax return on average utilized economic capital was (80.2)% compared to 42.5% in 1Q07 and (16.7)% in 4Q07.
Significant transactions and achievements
We executed a number of significant transactions, reflecting the breadth and diversity of our investment banking franchise:
– Debt capital markets: We arranged key financings for a diverse set of clients, including PPG Industries, Inc. (US coatings and specialty products manufacturer), Kraft Foods, Inc. (US packaged food and beverage company), the Republic of the Philippines, AT&T Inc. (US telecommunications provider) and GE Capital Corp. (global diversified financial services company).

– Equity capital markets: We executed initial public offerings (IPO) for Honghua Group Limited (Chinese oil rig manufacturer) and RiskMetrics Group Inc. (US financial and professional services provider), an equity offering for Société Générale SA (French financial services company) and a rights offering and leveraged loan facility for Primary Health Care Limited (Australian medical center operator).

– Mergers and acquisitions: We advised on a number of key transactions that were announced in 1Q08, including the Heineken NV and Carlsberg A/S (Dutch and Danish brewing companies) acquisition of Scottish and Newcastle plc (Scottish drinks company), the merger between Bovespa Holdings SA (Brazilian equity and derivatives exchange) and Bolsa de Mercadorias & Futuros-BM&F SA (Brazilian futures and commodities exchange), Ospraie Management, LLC’s (US asset management firm) acquisition of the commodity trading and merchandising operations of ConAgra Foods, Inc. (US packaged food company), the sale by Temasek Holdings Pte Limited (Singapore government investment holding company) of Tuas Power Limited (Singapore utility) to China Huaneng Group (Chinese government investment holding company) and of Sorak Financial Holdings (Indonesian bank holding company) to Malayan Banking Berhad (Malaysian bank), and the sale of Dyno Nobel Limited (Australian commercial explosives company) to Incitec Pivot Limited (Australian fertilizer manufacturer and supplier).

We received several industry awards, reflecting our ability to serve a range of geographic and product markets.
– Credit Suisse was recognized as the UK, Italy and Switzerland “M&A adviser of the year” by Acquisitions Monthly, demonstrating our strong European foothold in the mergers and acquisitions business. In addition, the magazine recognized two transactions we advised on as “Defence of the year” and “Domestic deal of the year.”

– Credit Suisse’s Portfolio Transition Services team was named “Transition Manager of the Year” by Asia Asset Management. This award follows a similar nomination by Global Pensions in 2007. An international judging panel of pension fund advisors selected Credit Suisse for the ability to manage the many layers of risk in a portfolio transition as well as for best execution capabilities.

– “Deal of the Year” by Energy Risk for Credit Suisse’s project finance loan for World GTL Inc. and Petroleum Company of Trinidad and Tobago.
– “Deal of the Year” by Investment Dealers Digest for the acquisition of TXU Corp. by KKR and Texas Pacific Group, KKR’s acquisition of First Data, and Community Health Systems’ acquisition of Triad Hospitals. Credit Suisse acted as advisor on all of these transactions.

– Credit Suisse was recognized as “Best Investment Bank”, “Best Bond House” and “Best Equity House” by LatinFinance, demonstrating our strong foothold in Latin America.
Results detail
The following provides a comparison of our 1Q08 results versus 1Q07 (YoY) and versus 4Q07 (QoQ).
Net revenues
Debt underwriting
YoY: Down 81% from CHF 725 million to CHF 136 million
The decrease was primarily due to weaker performance in our leveraged finance business, reflecting significantly lower levels of high yield and leveraged lending issuance activity and valuation reductions. The demand for most fixed income securities declined significantly due to continued weakness in the credit markets.

QoQ: Down 60% from CHF 341 million to CHF 136 million
The decrease primarily reflected weaker performance in our leveraged finance business due to lower levels of market activity and the valuation reductions.
Equity underwriting
YoY: Down 45% from CHF 311 million to CHF 172 million
The decrease was due primarily to significantly lower levels of industry-wide equity issuances, resulting from declines in equity market valuations in 1Q08 compared with the favorable equity markets in 1Q07. The number of IPOs declined significantly and IPO volumes were dominated by one large transaction.

QoQ: Down 56% from CHF 393 million to CHF 172 million
The decrease was due primarily to a substantially lower level of industry-wide equity issuance activity compared to 4Q07.
Advisory and other fees
YoY: Down 23% from CHF 511 million to CHF 396 million
The decrease was in line with lower levels of global mergers and acquisitions activity, offset in part by improved market share.
QoQ: Down 41% from CHF 670 million to CHF 396 million
The decrease was driven primarily by the private fund group, which raises capital for hedge funds, private equity and real estate funds and recorded a decline from its seasonally strong results in 4Q07. Revenues also declined due to lower levels of mergers and acquisitions activity offset in part by improved market share.

Fixed income trading
YoY: From CHF 2,772 million to CHF (1,576) million
The decrease was driven primarily by substantial valuation reductions in both the structured products and leveraged finance businesses. The structured products results reflected valuation reductions on our commercial loan and CDO assets, stemming from further price declines, as seen from the ABX and CMBX indices, and decreased liquidity in the market. The leveraged finance losses reflected further valuation reductions on our loan commitments. Our corporate lending business was impacted by net valuation reductions of CHF 501 million on our loan portfolio carried at fair value. These results were partly offset by near-record performance in our global rates and foreign exchange businesses, a strong performance in emerging markets and good results in our fixed income proprietary trading business. The rates business benefited from strong trading activity in the US. The commodities business had losses, with losses in the power sector partly offset by solid results in the gas sector and from our alliance with Glencore International. Fixed income trading benefited from fair value gains of CHF 1,226 million on Credit Suisse debt.

QoQ: From CHF (484) million to CHF (1,576) million
The decrease was driven by the valuation reductions in our structured products and leveraged finance businesses, partly offset by improved performance from our high grade, rates and emerging markets businesses.

Equity trading
YoY: Down 36% from CHF 2,171 million to CHF 1,379 million
The decrease reflected losses in equity proprietary trading compared to the strong 1Q07. The convertibles business was negatively impacted by market conditions and had weaker results in 1Q08. These results were partly offset by good results in our cash business, driven by higher trading volumes and client flows, as well as the continued strong performance in our Advanced Execution Services business. Prime services achieved record revenues, reflecting strong growth in client balances and new client mandates. Equity trading also benefited from fair value gains of CHF 136 million on Credit Suisse debt.

QoQ: Down 33% from CHF 2,068 million to CHF 1,379 million
The decrease was driven primarily by the equity proprietary trading losses and lower results in our derivatives and cash businesses, reflecting the strong results in 4Q07.
Other
YoY: From CHF 92 million to CHF (996) million
The decrease was due to valuation reductions on our leveraged finance bridge commitments and lower gains from private equity-related investments not managed as part of Asset Management.
QoQ: From CHF (247) million to CHF (996) million
The decrease was due to the valuation reductions on our bridge commitments.
Provision for credit losses
YoY: Up 156% from CHF 61 million to CHF 156 million
The increase was driven primarily by additional provisions relating to a guarantee provided in a prior year to a third-party bank.
QoQ: Down 26% from CHF 210 million to CHF 156 million
The decrease was due primarily to lower provisions in 1Q08 relating to the third-party bank guarantee.
Operating expenses
Compensation and benefits
YoY: Down 49% from CHF 3,390 million to CHF 1,718 million
The decrease was due primarily to significantly lower performance-related compensation reflecting the negative results, partly offset by an increase in salaries and benefits and increased deferred compensation expense from prior-year share awards.

QoQ: Down 17% from CHF 2,080 million to CHF 1,718 million
The decrease was due primarily to significantly lower performance-related compensation reflecting the negative results. This decrease was partly offset by an increase in salaries and benefits and increased deferred compensation expense from prior-year share awards. The performance-related compensation expense in 4Q07 was lower, reflecting the decision to increase deferred share-based compensation for 2007.

General and administrative expenses
YoY: Down 10% from CHF 827 million to CHF 748 million
The decrease was due to the foreign exchange translation impact of the weaker US dollar, partly offset by higher expense provisions and travel and entertainment expenses. In US dollar terms, most general and administrative expenses increased, reflecting the growth in employment levels and client-related business activity.

QoQ: Down 21% from CHF 941 million to CHF 748 million
The decrease was due primarily to lower professional fees, as 4Q07 included higher professional fees resulting from delayed or cancelled transactions related to market conditions. In US dollar terms, most general and administrative expenses declined.

Personnel
Headcount was flat from the end of 4Q07. There was a decrease in front office headcount, driven primarily by reductions in certain fixed income businesses reflecting the current market conditions. Headcount in our shared services functions increased to maintain appropriate staffing levels. In 2Q08, we have continued to selectively reduce headcount in certain businesses.

Asset Management
Our results continued to be impacted by the challenging market conditions in 1Q08. The loss before taxes was CHF 468 million, including valuation reductions of CHF 566 million from securities purchased from our money market funds. Net revenues before these reductions and private equity gains were stable compared to 1Q07.

Results

					in / end of		% change

	1Q08		4Q07		1Q07	QoQ	YoY

Statements of income (CHF million)

Net revenues	63	[1]	354	[1]	776	(82)	(92)

Provision for credit losses	0		(1)		0	100	–

Compensation and benefits	304		308		296	(1)	3

General and administrative expenses	151		185		122	(18)	24

Commission expenses	76		109		101	(30)	(25)

Total other operating expenses	227		294		223	(23)	2

Total operating expenses	531		602		519	(12)	2

Income/(loss) before taxes	(468)		(247)		257	89	–

Statement of income metrics (%)

Compensation/revenue ratio	–		87.0		38.1	–	–

Non-compensation/revenue ratio	–		83.1		28.7	–	–

Cost/income ratio	–		170.1		66.9	–	–

Pre-tax income margin	–		(69.8)		33.1	–	–

Utilized economic capital and return

Average utilized economic capital (CHF million)	2,023		1,932		1,492	5	36

Pre-tax return on average utilized economic capital (%) [2]	(90.3)		(48.6)		72.6	–	–

Balance sheet statistics (CHF million)

Total assets	26,673		27,784		23,016	(4)	16

Goodwill	2,063		2,442		2,422	(16)	(15)

Number of employees (full-time equivalents)

Number of employees	3,600		3,600		3,300	0	9

1 Includes valuation reductions of CHF 566 million and CHF 774 million in 1Q08 and 4Q07, respectively, from securities purchased from our money market funds. 2 Calculated using a return excluding interest costs for allocated goodwill.

Results (continued)

			in / end of		% change

	1Q08	4Q07	1Q07	QoQ	YoY

Net revenue detail (CHF million)

Equities	82	106	109	(23)	(25)

Fixed income	79	83	93	(5)	(15)

Securities purchased from our money market funds	(566)	(774)	–	(27)	–

Other [1]	36	45	74	(20)	(51)

Global investment strategies	(369)	(540)	276	(32)	–

Multi-asset class solutions	155	187	160	(17)	(3)

Private equity	101	89	44	13	130

Real estate	64	83	51	(23)	25

Credit strategies	32	33	28	(3)	14

Hedge fund strategies	64	99	85	(35)	(25)

Other [2]	35	98	4	(64)	–

Alternative investment strategies	296	402	212	(26)	40

Net revenues before private equity and other investment-related gains	82	49	648	67	(87)

Private equity and other investment-related gains/(losses)	(19)	305	128	–	–

Net revenues	63	354	776	(82)	(92)

Gross and net margin on assets under management (bp)

Gross margin before private equity and other investment-related gains	5	3	37	–	–

Gross margin on private equity and other investment-related gains/(losses)	(1)	17	8	–	–

Gross margin	4	20	45	–	–

Net margin (pre-tax)	(29)	(14)	15	–	–

1 Includes Swiss institutional advisory business and Credit Suisse (Brasil). 2 Includes Hedging Griffo.

Asset Management structure
We continue to improve our capabilities and client focus by strengthening our organization. We have developed a structure around our investment strategies, focusing on performance, profitability and growth, and we are now managing our division and reporting our business results as follows:

– Global investment strategies: equity and fixed income investments, including money market investments;
– Multi-asset class solutions: active asset allocation strategies and solutions across all asset classes; and
– Alternative investment strategies: private equity, real estate, single and multi-manager hedge funds and other alternative investment strategies.
Operating environment
The operating environment continued to be challenging in 1Q08, with asset valuations suffering as credit spreads widened and the dislocation spread beyond the mortgage and credit markets.
Credit markets demonstrated continued weakness as new issuances other than money markets remained weak. Rating agencies continued to review mortgage-related products for possible downgrades, placing additional downward pressure on market valuations. ABX index levels decreased substantially, which had a negative impact on the valuations of securities purchased from our money market funds, particularly those issued by structured investment vehicles (SIVs).

In response to these market conditions, portfolio managers and investors maintained a cautious approach by moving into short-term investments in an effort to capture stable returns, while sustaining sufficient liquidity and portfolio flexibility and limiting credit risk.

Equity markets around the globe declined. The MSCI World Index fell by almost 10% and the MSCI Emerging Markets Index fell by over 11% during the quarter.
In general, private equity investments were negatively impacted by the challenging market environment. Also, the lack of leveraged buyout activity, due to the cost and availability of credit, resulted in fewer realizations.

Results summary
In 1Q08, the loss before taxes was CHF 468 million compared to income of CHF 257 million in 1Q07, mainly due to valuation reductions of CHF 566 million on securities purchased from our money market funds and significantly lower private equity and other investment-related gains, partly offset by lower funding costs.

Net revenues were CHF 63 million, down CHF 713 million, or 92%, compared to 1Q07. Net revenues before securities purchased from our money market funds and private equity and other investment-related gains of CHF 648 million were stable compared to 1Q07 (refer to the table “Results before securities purchased from our money market funds”). Asset management and administrative fees for global investment strategies were lower compared to 1Q07, reflecting the decline in average assets under management. Asset management and administrative fees were stable for multi-asset class solutions, and increased for alternative investment strategies, reflecting the strength of our alternative investments franchise and lower funding costs. Private equity and other investment-related losses were CHF 19 million, compared to gains of CHF 128 million in 1Q07, primarily due to unrealized losses on China-related public company investments. Total operating expenses were CHF 531 million, up 2%, compared to 1Q07. Compensation and benefits were up 3%, reflecting increased salaries and benefits, due to higher headcount, and deferred share-based compensation for prior-year awards, offset in part by lower performance-related compensation. General and administrative expenses increased 24%, reflecting higher staff levels and professional fees, while market-driven commission expenses decreased.

The loss before taxes in 1Q08, compared to the CHF 247 million loss in 4Q07, reflected significantly lower private equity and other investment-related gains and lower losses on securities purchased from our money market funds. Net revenues before securities purchased from our money market funds decreased 44%, primarily reflecting significantly lower private equity and other investment-related gains and performance fees, primarily from Hedging-Griffo, in 4Q07. Total operating expenses were down CHF 71 million, or 12%, compared to 4Q07, primarily due to lower professional fees, commission expenses and performance-related compensation.

Assets under management were CHF 600.4 billion as of the end of 1Q08, down CHF 90.9 billion, or 13.1%, from the end of 4Q07, and down CHF 108.2 billion, or 15.3%, from the end of 1Q07, reflecting adverse foreign exchange-related and market movements and net new asset outflows of CHF 20.2 billion. Net new asset outflows were primarily driven by outflows from global investment strategies, including CHF 11.7 billion of Swiss institutional advisory assets and CHF 6.7 billion of money market assets, partially offset by net new assets of CHF 2.2 billion in alternative investments.

Securities purchased from our money market funds
In the second half of 2007, we repositioned our money market funds by purchasing securities from these funds with the intent to eliminate SIV, ABS CDO and US subprime exposure. The securities transactions were executed in order to address liquidity concerns caused by the US market’s extreme conditions. We had no legal obligation to purchase these securities. Valuation reductions on these securities were CHF 566 million in 1Q08. As of the end of 1Q08, the fair value of our balance sheet exposure from these purchased securities was CHF 2.2 billion, down CHF 1.7 billion, or 43%, from 4Q07 and included CHF 232 million purchased in 1Q08. The majority of this exposure is mortgage-backed and CHF 217 million is US subprime, a reduction from CHF 419 million as of the end of 4Q07.

Of the CHF 2.2 billion balance sheet exposure, CHF 1.5 billion were securities issued by SIVs, of which the two largest positions totaled CHF 1.1 billion, with corresponding aggregate unrealized losses of CHF 395 million. Of the remaining CHF 422 million issued by SIVs, we had corresponding aggregate unrealized losses of CHF 22 million.

ABS exposures totaling CHF 528 million include CHF 292 million which were received in lieu of payment on a restructured asset-backed vehicle, with a corresponding unrealized loss of CHF 66 million. Of the remaining CHF 236 million, the largest position totaled CHF 103 million, with a corresponding unrealized loss of CHF 59 million. Of the CHF 133 million issued by other ABS vehicles, we had corresponding aggregate unrealized losses of CHF 26 million.

Of the CHF 183 million of corporate securities, most are floating rate notes.
Results before securities purchased from our money market funds

			in / end of		% change

	1Q08	4Q07	1Q07	QoQ	YoY

Statements of income (CHF million)

Net revenues before private equity and other investment-related gains	648	823	648	(21)	0

Private equity and other investment-related gains/(losses)	(19)	305	128	–	–

Net revenues	629	1,128	776	(44)	(19)

Provision for credit losses	0	(1)	0	100	–

Compensation and benefits	304	308	296	(1)	3

Total other operating expenses	227	294	223	(23)	2

Total operating expenses	531	602	519	(12)	2

Income/(loss) before taxes	98	527	257	(81)	(62)

Statement of income metrics (%)

Compensation/revenue ratio	48.3	27.3	38.1	–	–

Non-compensation/revenue ratio	36.1	26.1	28.7	–	–

Cost/income ratio	84.4	53.4	66.9	–	–

Pre-tax income margin	15.6	46.7	33.1	–	–

Gross and net margin on assets under management (bp)

Gross margin before private equity and other investment-related gains	40	47	37	–	–

Gross margin on private equity and other investment-related gains/(losses)	(1)	17	8	–	–

Gross margin	39	64	45	–	–

Net margin (pre-tax)	6	30	15	–	–

Management believes that results before securities purchased from our money market funds is meaningful as it more appropriately reflects the performance of the ongoing business.

Securities purchased from our money market funds

	Fair value end of 4Q07	Purchased	Gains/ (losses)	Sold	Matured/ restruc- tured	Foreign exchange	Fair value end of 1Q08

CP, bonds and other securities issued by (CHF million)

Structured investment vehicles	2,481	0	(417)	0	(275)	(254)	1,535

Asset-backed securities vehicles	1,026	108	(151)	(308)	(38)	(109)	528

Corporates	414	124	2	(84)	(243)	(30)	183

Total	3,921	232	(566)	(392)	(556)	(393)	2,246

Revenue details on securities purchased from our money market funds

			in / end of		% change

	1Q08	4Q07	1Q07	QoQ	YoY

Revenue details (CHF million)

Realized gains/(losses)	(40)	(101)	–	(60)	–

Unrealized gains/(losses)	(526)	(673)	–	(22)	–

Securities purchased from our money market funds	(566)	(774)	–	(27)	–

Performance indicators
Pre-tax income margin (KPI)
Our target over market cycles is a pre-tax income margin above 35%. The pre-tax margin was not meaningful for 1Q08 given our negative results, reflecting the challenging operating environment, and was 33.1% in 1Q07 and (69.8)% in 4Q07. The pre-tax margin before securities purchased from our money market funds was 15.6%, compared to 33.1% in 1Q07 and 46.7% in 4Q07.

Net new asset growth rate
In 1Q08, the annualized growth rate was (11.7)%, compared to 17.3% in 1Q07 and (13.9)% in 4Q07, and the rolling four-quarter average growth rate was (6.4)%, compared to 10.1% in 1Q07 and 0.5% in 4Q07.
Gross margin
The gross margin on assets under management was four basis points in 1Q08, compared to 45 basis points in 1Q07 and 20 basis points in 4Q07. The gross margin on assets under management before securities purchased from our money market funds was 39 basis points in 1Q08, compared to 45 basis points in 1Q07 and 64 basis points in 4Q07.

Initiatives and achievements
– Through our joint venture in China, we launched a fund targeting overseas-listed properties as well as other global opportunities for local investors.
– Credit Suisse and Gulf Capital, a leading alternative investment company incorporated in Abu Dhabi, have reached an agreement, in principle, to enter into a strategic alliance that will make growth-oriented investments in the Gulf region, a key part of our emerging markets platform in the EMEA region.

Our funds and joint ventures made various investments during 1Q08, including:
– an investment in a partial buyout of InterGlobe Technology Quotient, a leading travel and airlines operator in India, and the purchase of Tokyo Star Bank through a joint venture led by Advantage Partners, Japan’s largest domestic buyout fund;

– an investment in the Blackstone and Wellspring purchase of Performance Food Group, which will combine Performance Food, a marketer and distributor of food and food-related products, with Vistar, a Denver-based foodservice distributor; and

– an 85% investment in Shanghai Euromate Industrial Park (industrial and office buildings) in China.
Results detail
The following provides a comparison of our 1Q08 results versus 1Q07 (YoY) and versus 4Q07 (QoQ).
Net revenues
Net revenues before private equity and other investment-related gains include asset management fees, performance-based fees, fees from fund administration services provided to clients and securities purchased from our money market funds. Private equity and other investment-related gains include realized and unrealized gains and losses on investments and performance-related carried interest.

Global investment strategies
YoY: From CHF 276 million to CHF (369) million
The decrease was mainly due to valuation reductions of CHF 566 million from securities purchased from our money market funds. In addition, revenues in equities, fixed income and the Swiss institutional advisory business declined in line with substantially lower assets under management.

QoQ: From CHF (540) million to CHF (369) million
The result reflected lower valuation reductions on securities purchased from our money market funds. Equity and fixed income revenues declined in line with lower assets under management.
Assets under management - Asset Management

			in / end of		% change

	1Q08	4Q07	1Q07	QoQ	YoY

Assets under management (CHF billion)

Equities	31.1	38.1	46.3	(18.4)	(32.8)

Fixed income	150.7	178.7	227.9	(15.7)	(33.9)

Other [1]	92.8	106.6	109.8	(12.9)	(15.5)

Global investment strategies	274.6	323.4	384.0	(15.1)	(28.5)

Multi-asset class solutions	165.4	185.9	175.9	(11.0)	(6.0)

Private equity	28.9	32.5	26.7	(11.1)	8.2

Real estate	35.6	37.5	31.6	(5.1)	12.7

Credit strategies	17.7	28.0	21.6	(36.8)	(18.1)

Hedge fund strategies	60.8	64.4	62.3	(5.6)	(2.4)

Other [2]	17.4	19.6	6.5	(11.2)	167.7

Alternative investment strategies	160.4	182.0	148.7	(11.9)	7.9

Assets under Management	600.4	691.3	708.6	(13.1)	(15.3)

of which discretionary assets	520.8	593.3	606.9	(12.2)	(14.2)

of which advisory assets	79.6	98.0	101.7	(18.8)	(21.7)

Assets under management by currency (CHF billion)

USD	150.0	206.4	218.8	(27.3)	(31.4)

EUR	98.8	105.9	105.0	(6.7)	(5.9)

CHF	268.4	297.9	304.4	(9.9)	(11.8)

Other	83.2	81.1	80.4	2.6	3.5

Assets under management	600.4	691.3	708.6	(13.1)	(15.3)

Growth in assets under management (CHF billion)

Net new assets	(20.2)	(24.9)	29.0	–	–

Acquisitions and divestitures	0.0	16.6	0.0	–	–

Market movements	(34.0)	(2.3)	8.8	–	–

Currency	(37.0)	(12.5)	1.8	–	–

Other	0.3	0.3	(0.9)	–	–

Total other effects	(70.7)	2.1	9.7	–	–

Growth in assets under management	(90.9)	(22.8)	38.7	–	–

Growth in assets under management (annualized) (%)

Net new assets	(11.7)	(13.9)	17.3	–	–

Total other effects	(40.9)	1.2	5.8	–	–

Growth in assets under management	(52.6)	(12.7)	23.1	–	–

Growth in assets under management (rolling four-quarter average) (%)

Net new assets	(6.4)	0.5	10.1	–	–

Total other effects	(8.8)	2.7	4.3	–	–

Growth in assets under management (rolling four-quarter average)	(15.2)	3.2	14.4	–	–

Private equity investments (CHF billion)

Private equity investments	3.8	3.3	2.9	15.2	31.0

The classification of assets is based upon the classification of the fund manager.
1 Includes Swiss institutional advisory business and Credit Suisse (Brasil). 2 Includes Hedging Griffo.

Multi-asset class solutions
YoY: Down 3% from CHF 160 million to CHF 155 million
The slight decrease was mainly due to lower performance fees from our alternative and derivative funds and lower assets under management.
QoQ: Down 17% from CHF 187 million to CHF 155 million
The decrease reflected lower performance fees and lower assets under management.
Alternative investment strategies
YoY: Up 40% from CHF 212 million to CHF 296 million
The increase reflected lower funding costs and increased asset management and administrative fees across investment strategies.
QoQ: Down 26% from CHF 402 million to CHF 296 million
This decrease was mainly due to lower semi-annual performance fees, including CHF 70 million in 4Q07 from Hedging-Griffo, and lower asset management and administrative fees compared to 4Q07, which included strong purchase and sales commissions from real estate strategies in Switzerland.

Private equity and other investment-related gains
YoY: From CHF 128 million to CHF (19) million
The decrease was primarily due to unrealized losses in China-related public company investments, reflecting market conditions, and the cost and availability of credit, which limited leveraged buy-out activity and adversely impacted valuations and exit strategies.

QoQ: From CHF 305 million to CHF (19) million
The decrease was primarily due to the unrealized losses and reflected the strong gains in 4Q07.
Operating expenses
Compensation and benefits
YoY: Up 3% from CHF 296 million to CHF 304 million
The increase mainly reflected increased salaries and benefits due to higher headcount and deferred share-based compensation for prior-year awards, offset in part by lower performance-related compensation.

QoQ: Down 1% from CHF 308 million to CHF 304 million
The decrease was mainly due to lower performance-related compensation, partially offset by higher deferred share-based compensation from prior-year share awards. The performance-related compensation expense in 4Q07 was lower, reflecting the decision to increase deferred share-based compensation for 2007.

General and administrative expenses
YoY: Up 24% from CHF 122 million to CHF 151 million
The increase mainly reflected higher staff levels and professional fees.
QoQ: Down 18% from CHF 185 million to CHF 151 million
The decrease was primarily due to lower professional fees.
Personnel
In 1Q08, headcount was up 300 from 1Q07. Since 1Q07, we have continued to hire investment talent and build product development and distribution capabilities.
III – Overview of Results and Assets under Management
Results
Assets under Management
Results

									Private Banking					Investment Banking					Asset Management					Corporate Center				Core Results	[1]			Credit Suisse

			Wealth Management			Corporate & Retail Banking

in / end of period	1Q08	4Q07	1Q07	1Q08	4Q07	1Q07	1Q08	4Q07	1Q07	1Q08		4Q07		1Q07	1Q08		4Q07		1Q07	1Q08		4Q07		1Q07		1Q08	4Q07	1Q07		1Q08	4Q07	1Q07

Statements of income (CHF million)

Net revenues	2,313	2,476	2,379	1,042	1,002	987	3,355	3,478	3,366	(489)	[2]	2,741	[2]	6,582	63	[3]	354	[3]	776	90		(12)		(55)		3,019	6,561	10,669		3,095	8,236	11,620

Provision for credit losses	4	2	3	(9)	(8)	(10)	(5)	(6)	(7)	156		210		61	0		(1)		0	0		0		(1)		151	203	53		151	203	53

Compensation and benefits	806	778	799	355	320	353	1,161	1,098	1,152	1,718		2,080		3,390	304		308		296	62		(29)		68		3,245	3,457	4,906		3,264	3,468	4,950

General and administrative expenses	462	513	405	204	255	164	666	768	569	748		941		827	151		185		122	6		110		7		1,571	2,004	1,525		1,585	2,022	1,532

Commission expenses	181	207	184	28	34	29	209	241	213	349		359		314	76		109		101	(10)		(15)		(19)		624	694	609		624	694	609

Total other operating expenses	643	720	589	232	289	193	875	1,009	782	1,097		1,300		1,141	227		294		223	(4)		95		(12)		2,195	2,698	2,134		2,209	2,716	2,141

Total operating expenses	1,449	1,498	1,388	587	609	546	2,036	2,107	1,934	2,815		3,380		4,531	531		602		519	58		66		56		5,440	6,155	7,040		5,473	6,184	7,091

Income/(loss) before taxes	860	976	988	464	401	451	1,324	1,377	1,439	(3,460)		(849)		1,990	(468)		(247)		257	32		(78)		(110)		(2,572)	203	3,576		(2,529)	1,849	4,476

Income tax expense/(benefit)	–	–	–	–	–	–	–	–	–	–		–		–	–		–		–	–		–		–		(455)	(403)	822		(455)	(403)	822

Minority interests	–	–	–	–	–	–	–	–	–	–		–		–	–		–		–	–		–		–		31	66	25		74	1,712	925

Net income/(loss)	–	–	–	–	–	–	–	–	–	–		–		–	–		–		–	–		–		–		(2,148)	540	2,729		(2,148)	540	2,729

Statement of income metrics (%)

Compensation/revenue ratio	34.8	31.4	33.6	34.1	31.9	35.8	34.6	31.6	34.2	–		75.9		51.5	–		87.0		38.1	–		–		–		107.5	52.7	46.0		105.5	42.1	42.6

Non-compensation/revenue ratio	27.8	29.1	24.8	22.3	28.8	19.6	26.1	29.0	23.2	–		47.4		17.3	–		83.1		28.7	–		–		–		72.7	41.1	20.0		71.4	33.0	18.4

Cost/income ratio	62.6	60.5	58.3	56.3	60.8	55.3	60.7	60.6	57.5	–		123.3		68.8	–		170.1		66.9	–		–		–		180.2	93.8	66.0		176.8	75.1	61.0

Pre-tax income margin	37.2	39.4	41.5	44.5	40.0	45.7	39.5	39.6	42.8	–		(31.0)		30.2	–		(69.8)		33.1	–		–		–		(85.2)	3.1	33.5		(81.7)	22.5	38.5

Effective tax rate	–	–	–	–	–	–	–	–	–	–		–		–	–		–		–	–		–		–		17.7	(198.5)	23.0		18.0	(21.8)	18.4

Net income margin	–	–	–	–	–	–	–	–	–	–		–		–	–		–		–	–		–		–		(71.1)	8.2	25.6		(69.4)	6.6	23.5

Utilized economic capital and return

Average utilized economic capital (CHF million)	1,812	1,724	1,440	3,020	3,061	3,117	4,832	4,785	4,557	17,080		19,182	[4]	19,264	2,023		1,932		1,492	581	[5]	369	[5]	1,265	[5]	24,494	26,261	26,530		24,494	26,261	26,530

Pre-tax return on average utilized economic capital (%) [6]	191.7	228.6	277.2	61.5	52.5	58.0	110.4	115.9	127.2	(80.2)		(16.7)	[4]	42.5	(90.3)		(48.6)		72.6	–		–		–		(41.1)	4.2	55.1		(40.4)	29.2	68.7

Post-tax return on average utilized economic capital (%) [6]	–	–	–	–	–	–	–	–	–	–		–		–	–		–		–	–		–		–		(34.4)	9.1	42.1		(34.4)	9.1	42.1

Balance sheet statistics (CHF million)

Total assets	256,063	268,871	235,972	109,186	107,929	106,282	365,249	376,800	342,254	997,660		1,140,740		1,146,956	26,673		27,784		23,016	(196,388)		(201,947)		(168,857)		1,193,194	1,343,377	1,343,369		1,207,994	1,360,680	1,359,687

Net loans	75,482	76,265	71,651	99,931	99,241	94,622	175,413	175,506	166,273	53,516		64,892		46,405	–		–		–	239		136		153		229,168	240,534	212,831		229,168	240,534	212,831

Goodwill	638	794	610	181	181	181	819	975	791	6,708		7,465		7,830	2,063		2,442		2,422	–		–		–		9,590	10,882	11,043		9,590	10,882	11,043

Number of employees (full-time equivalents)

Number of employees	14,800	14,300	13,600	9,000	8,900	8,800	23,800	23,200	22,400	20,600		20,600		19,000	3,600		3,600		3,300	700		700		600		48,700	48,100	45,300		48,700	48,100	45,300

1 Core Results include the results of our integrated banking business, excluding revenues and expenses in respect of minority interests without significant economic interest. 2 Includes valuation reductions of CHF 5,281 million and CHF 2,436 million in 1Q08 and 4Q07, respectively, relating to leveraged finance and structured products. 3 Includes valuation reductions of CHF 566 million and CHF 774 million in 1Q08 and 4Q07, respectively, from securities purchased from our money market funds. 4 Does not reflect the valuation reductions from revaluing certain ABS positions in our CDO trading business (refer to II – Operating and financial review – Credit Suisse – Revaluing of certain asset-backed securities positions in the Credit Suisse Annual Report 2007), as we do not consider the impact of these valuation reductions to be material to our economic capital, position risk, VaR or related trends. 5 Includes diversification benefit. 6 Calculated using a return excluding interest costs for allocated goodwill.

Assets under Management
Assets under management
Assets under management comprise assets which are placed with us for investment purposes and include discretionary and advisory counterparty assets.
Discretionary assets are assets for which the customer fully transfers the discretionary power to a Credit Suisse entity with a management mandate. Discretionary assets are reported in the segment in which the investment advice is provided, as well as in the segment in which distribution takes place. Any duplication of assets managed on behalf of other segments is eliminated at the Group level.

Advisory assets include assets placed with us where the client is provided access to investment advice but retains discretion over investment decisions.
As of the end of 1Q08, assets under management amounted to CHF 1,380.5 billion, down CHF 174.2 billion, or 11.2%, compared to the end of 4Q07, and down CHF 171.0 billion, or 11.0%, compared to the end of 1Q07, reflecting adverse foreign exchange-related and market movements. Compared to 4Q07, we had net new asset outflows in Asset Management, partially offset by net new asset inflows in Private Banking.

In Private Banking, assets under management were down CHF 95.8 billion, or 9.6%, compared to the end of 4Q07, and down CHF 74.1 billion, or 7.6%, compared to the end of 1Q07. In Asset Management, assets under management decreased CHF 90.9 billion, or 13.1%, compared to the end of 4Q07, and decreased CHF 108.2 billion, or 15.3%, compared to the end of 1Q07. For further information, refer to II – Results by division – Private Banking and – Asset Management.

Assets under management and client assets

			end of		% change

	1Q08	4Q07	1Q07	QoQ	YoY

Assets under management (CHF billion)

Wealth Management	749.4	838.6	814.8	(10.6)	(8.0)

Corporate & Retail Banking	150.2	156.8	158.9	(4.2)	(5.5)

Private Banking	899.6	995.4	973.7	(9.6)	(7.6)

Asset Management	600.4	691.3	708.6	(13.1)	(15.3)

Assets managed on behalf of other segments	(119.5)	(132.0)	(130.8)	(9.5)	(8.6)

Assets under management	1,380.5	1,554.7	1,551.5	(11.2)	(11.0)

of which discretionary assets	595.9	678.8	688.9	(12.2)	(13.5)

of which advisory assets	784.6	875.9	862.6	(10.4)	(9.0)

Client assets (CHF billion)

Wealth Management	821.9	928.8	882.4	(11.5)	(6.9)

Corporate & Retail Banking	222.7	230.6	230.8	(3.4)	(3.5)

Private Banking	1,044.6	1,159.4	1,113.2	(9.9)	(6.2)

Asset Management	631.1	721.7	742.2	(12.6)	(15.0)

Assets managed on behalf of other segments	(119.5)	(132.0)	(130.8)	(9.5)	(8.6)

Client assets	1,556.2	1,749.1	1,724.6	(11.0)	(9.8)

Growth in assets under management

in	1Q08	4Q07	1Q07

Growth in assets under management (CHF billion)

Wealth Management	13.5	12.0	15.2

Corporate & Retail Banking	3.6	2.1	3.2

Private Banking	17.1	14.1	18.4

Asset Management	(20.2)	(24.9)	29.0

Assets managed on behalf of other segments	(1.1)	0.3	(4.4)

Net new assets	(4.2)	(10.5)	43.0

Wealth Management	(102.7)	(8.1)	15.4

Corporate & Retail Banking	(10.2)	(2.2)	(0.4)

Private Banking	(112.9)	(10.3)	15.0

Asset Management	(70.7)	2.1	9.7

Assets managed on behalf of other segments	13.6	2.1	(1.3)

Other effects	(170.0)	(6.1)	23.4

Wealth Management	(89.2)	3.9	30.6

Corporate & Retail Banking	(6.6)	(0.1)	2.8

Private Banking	(95.8)	3.8	33.4

Asset Management	(90.9)	(22.8)	38.7

Assets managed on behalf of other segments	12.5	2.4	(5.7)

Growth in assets under management	(174.2)	(16.6)	66.4

Growth in assets under management (annualized) (%)

Wealth Management	6.4	5.7	7.8

Corporate & Retail Banking	9.2	5.3	8.2

Private Banking	6.9	5.7	7.8

Asset Management	(11.7)	(13.9)	17.3

Assets managed on behalf of other segments	3.3	(0.9)	14.1

Net new assets	(1.1)	(2.7)	11.6

Wealth Management	(49.0)	(3.9)	7.8

Corporate & Retail Banking	(26.0)	(5.6)	(1.0)

Private Banking	(45.4)	(4.2)	6.4

Asset Management	(40.9)	1.2	5.8

Assets managed on behalf of other segments	(41.2)	(6.2)	4.2

Other effects	(43.7)	(1.5)	6.3

Wealth Management	(42.6)	1.8	15.6

Corporate & Retail Banking	(16.8)	(0.3)	7.2

Private Banking	(38.5)	1.5	14.2

Asset Management	(52.6)	(12.7)	23.1

Assets managed on behalf of other segments	(37.9)	(7.1)	18.3

Growth in assets under management	(44.8)	(4.2)	17.9

Growth in assets under management (continued)

in	1Q08	4Q07	1Q07

Growth in assets under management (rolling four-quarter average) (%)

Wealth Management	6.0	6.4	7.0

Corporate & Retail Banking	2.3	2.1	3.1

Private Banking	5.4	5.7	6.3

Asset Management	(6.4)	0.5	10.1

Assets managed on behalf of other segments	2.6	5.4	6.2

Net new assets	0.2	3.4	8.0

Net new assets
Net new assets include individual cash payments, security deliveries and cash flows resulting from loan increases or repayments. Interest and dividend income credited to clients, commissions, interest and fees charged for banking services are not included as they do not reflect success in acquiring assets under management. Furthermore, changes due to currency and market movements as well as asset inflows and outflows due to the acquisition or divestiture of businesses are not part of net new assets.

We recorded net new asset outflows of CHF 4.2 billion in 1Q08, primarily due to outflows of CHF 20.2 billion in Asset Management, mainly money market and Swiss institutional advisory assets in global investment strategies, partially offset by net new assets of CHF 17.1 billion in Private Banking.

Client assets
Client assets is a broader measure than assets under management as it includes transactional and custody accounts (assets held solely for transaction-related or safekeeping/custody purposes) and assets of corporate clients and public institutions used primarily for cash management or transaction-related purposes.

IV – Treasury and Risk management
Treasury management
Risk management
Treasury management
We continued to conservatively manage our liquidity and funding position and our capital remained strong with a BIS tier 1 ratio under Basel II of 9.8% as of the end of 1Q08.
Liquidity and funding management
Securities for funding and capital purposes are issued primarily by the Bank, our principal operating subsidiary and a US registrant. The Bank lends funds to its operating subsidiaries and affiliates on both a senior and subordinated basis, as needed, the latter typically to meet capital requirements, or as desired by management to support business initiatives. For further information, refer to Treasury management in III – Balance sheet, Off-balance sheet, Treasury and Risk in the Credit Suisse Annual Report 2007.

Funding sources and uses
The extremely challenging environment during 1Q08 required increased intervention of central banks globally. During 1Q08, we continued to maintain a comfortable liquidity profile due to our conservative liquidity and funding management and our strong capital base. The distribution of our unsecured funding remained consistent with the distribution as of the end of 4Q07, with the majority still from client deposits and long-term debt (see the chart “Unsecured funding distribution”). As of the end of 1Q08, our liquid assets included CHF 82 billion of securities and similar assets accepted under existing central bank facilities. Client deposits, a particularly stable source of funds, covered 125% of total loans outstanding as of the end of 1Q08 (see the chart “Funding by asset category”).

The balance sheet as of the end of 1Q08 was impacted by the depreciation of the US dollar against the Swiss franc.

Liquidity and funding policy
Our liquidity and funding policy is designed to ensure that funding is available to meet all obligations in times of stress, whether caused by market events or issues specific to Credit Suisse. Our liquidity risk parameters reflect various liquidity stress assumptions, which we believe are conservative and which are described in the Credit Suisse Annual Report 2007. We manage our liquidity profile at a sufficient level such that, in the event that we are unable to access unsecured funding, we will have sufficient liquidity to sustain operations for an extended period of time.

Debt issuances and redemptions
Our primary sources of liquidity are through consolidated entities, and funding through non-consolidated special purpose entities and asset securitization activity is immaterial. Our capital markets debt issuance includes issues of senior and subordinated debt in US registered offerings and medium-term note programs, euro market medium-term note programs and a samurai shelf registration statement in Japan. Substantially all of our unsecured senior debt is issued without financial covenants that would increase the cost of financing or accelerate the maturity, including adverse changes in our credit ratings, cash flows, results of operations or financial ratios.

In 1Q08, the Bank issued CHF 3.1 billion of senior debt, CHF 2.3 billion of subordinated debt and CHF 1.5 billion of hybrid tier 1 capital notes. Senior debt of CHF 2.2 billion and CHF 144 million of subordinated debt matured and we redeemed CHF 236 million of subordinated debt.

Capital management
Our capital position remained strong. Our consolidated BIS tier 1 ratio under Basel II was 9.8% as of the end of 1Q08, compared to 11.1% as of the end of 4Q07 under Basel I. Our economic capital coverage ratio was down six percentage points from 157% to 151% due to reduced economic capital resources from tier 1 capital.

Shareholders’ equity
Our shareholders’ equity decreased from CHF 43.2 billion as of the end of 4Q07 to CHF 37.6 billion as of the end of 1Q08, primarily due to negative foreign exchange-related movements reflected in other comprehensive income and the loss in 1Q08, partially offset by the effect of share-based compensation.

At the AGM on May 4, 2007, the shareholders approved a share buyback program of up to CHF 8 billion, which runs through 2010. During 1Q08, we repurchased 3.6 million common shares in the amount of CHF 206 million. As of April 18, 2008, we had repurchased shares worth a total of CHF 4.1 billion, or 52%, of the approved CHF 8 billion. We reduced our share repurchase activity in 1Q08 and completion of the share buyback program in 2008 will continue to be dependent on market conditions.

Our Board of Directors will propose a cash dividend of CHF 2.50 per share for fiscal year 2007 at the AGM on April 25, 2008.
Regulatory capital
The Basel Committee on Banking Supervision introduced significant changes to the international capital adequacy standards known as Basel II. These changes affect both risk-weighted assets and eligible capital, and the new standard is effective for us from January 1, 2008.

Credit Suisse has received approval from the Swiss Federal Banking Commission (SFBC) to use the advanced internal ratings-based approach (A-IRB) for measuring credit risk and the advanced measurement approach (AMA) for measuring operational risk. Under the A-IRB for measuring credit risk, risk weights are determined by using internal risk parameters for probability of default, loss given default and transactional maturity. The exposure at default is either derived from balance sheet values or by using models.

Under Basel II, operational risk is included in risk-weighted assets. Under the AMA for measuring operational risk, we have identified key scenarios that describe major operational risks relevant for us using an event model.

Eligible capital (tier 1 and tier 2 capital) under Basel II is more affected by changes in deductions to shareholders’ equity than under Basel I. Under Basel II, intangible assets (except software) are deducted and a broader scope of securitization risk exposures and expected losses in excess of eligible provisions are deducted (50% from tier 1 capital and 50% from tier 2 capital).

For further information, refer to Treasury management in III – Balance sheet, Off-balance sheet, Treasury and Risk in the Credit Suisse Annual Report 2007.
Comparison of Basel I to Basel II as of 4Q07
The tier 1 ratio declined from 11.1% under Basel I to 10.0% under Basel II as of the end of 4Q07, primarily related to decreased tier 1 capital and increased risk-weighted assets. The total capital ratio decreased from 14.5% under Basel I to 12.9% under Basel II, in line with the impact on tier 1 capital, primarily from increased capital deductions.

Tier 1 and total capital declined CHF 2.5 billion, or 7%, and CHF 3.5 billion, or 8%, respectively, due to the deductions relating to intangible assets, increased securitization exposures and expected losses in excess of eligible provisions.

Total risk-weighted assets increased CHF 11.6 billion, or 4%, due to the inclusion of operational risk, offset in part by a decrease in credit risk. Risk-weighted assets derived from market risk and non-counterparty-related risk, primarily fixed assets, were mostly unchanged.

Regulatory capital impact in 1Q08
Our consolidated BIS tier 1 ratio under Basel II was 9.8% as of the end of 1Q08, compared to 10.0% as of the end of 4Q07. The decrease was driven primarily by a decrease in tier 1 capital from CHF 32.2 billion as of the end of 4Q07 to CHF 29.4 billion as of the end of 1Q08, due to the reduction in shareholders’ equity and higher other adjustments, partly offset by increased capital notes and lower capital deductions. Capital deductions reflected decreased securitization exposures and lower expected losses in excess of eligible provisions. Other adjustments included the elimination of gains on the fair value of Credit Suisse debt, net of tax. The decrease in tier 1 capital was partly offset by a reduction in risk-weighted assets, primarily due to the depreciation of the US dollar against the Swiss franc.

Our total capital under Basel II decreased from CHF 41.6 billion as of the end of 4Q07 to CHF 41.1 billion as of the end of 1Q08, and the total capital ratio was 13.6% as of the end of 1Q08, an increase from 12.9% as of the end of 4Q07, favorably impacted by the reduction in risk-weighted assets. The decreased tier 1 capital was partially offset by an increase in tier 2 capital, primarily due to the issuance of USD 2 billion and CHF 350 million of lower tier 2 bonds.

The business of the Bank is substantially the same as the business of the Group. The trends for the Bank under Basel II are generally consistent with those explained for the Group.
Capital

			end of		% change

	1Q08	4Q07	1Q07	QoQ	YoY

Shares outstanding (million)

Common shares issued	1,162.5	1,162.4	1,215.5	0	(4)

Second trading line treasury shares [1]	(49.7)	(46.1)	(53.8)	8	(8)

Other treasury shares	(99.3)	(95.7)	(113.2)	4	(12)

Treasury shares	(149.0)	(141.8)	(167.0)	5	(11)

Shares outstanding	1,013.5	1,020.6	1,048.5	(1)	(3)

Par value (CHF)

Par value [2]	0.04	0.04	0.50	0	(92)

Shareholders' equity (CHF million)

Common shares	46	46	607	0	(92)

Additional paid-in capital	25,228	24,553	24,780	3	2

Retained earnings	31,522	33,670	34,206	(6)	(8)

Second trading line treasury shares, at cost	(4,123)	(3,918)	(4,059)	5	2

Other treasury shares, at cost	(5,612)	(5,460)	(6,443)	3	(13)

Treasury shares, at cost	(9,735)	(9,378)	(10,502)	4	(7)

Accumulated other comprehensive income	(9,422)	(5,692)	(5,087)	66	85

Total shareholders' equity	37,639	43,199	44,004	(13)	(14)

Goodwill	(9,590)	(10,882)	(11,043)	(12)	(13)

Other intangible assets	(532)	(444)	(492)	20	8

Tangible shareholders' equity [3]	27,517	31,873	32,469	(14)	(15)

Book value per share (CHF)

Total book value per share	37.14	42.33	41.97	(12)	(12)

Goodwill per share	(9.46)	(10.66)	(10.53)	(11)	(10)

Other intangible assets per share	(0.53)	(0.44)	(0.47)	22	13

Tangible book value per share	27.15	31.23	30.97	(13)	(12)

1 These shares are repurchased in connection with our share buyback program and will be subsequently cancelled, subject to shareholder approval. 2 On May 4, 2007, the shareholders of Credit Suisse Group approved a par value reduction of CHF 0.46 per share which was paid out on July 18, 2007. 3 Tangible shareholders' equity is calculated by deducting goodwill and other intangible assets from total shareholders' equity. Management believes that the return on tangible shareholders' equity is meaningful as it allows for the consistent measurement of the performance of businesses without regard to whether the businesses were acquired.

BIS statistics - Group

			Basel II	Basel I	Basel II % change

end of	1Q08		4Q07	4Q07	QoQ

Risk-weighted assets (CHF million)

Credit risk	234,408		252,400	270,266	(7)

Non-counterparty-related risk	6,916		7,304	7,262	(5)

Market risk	33,957		34,739	34,540	(2)

Operational risk	25,728		29,197	–	(12)

Risk-weighted assets	301,009		323,640	312,068	(7)

Eligible capital (CHF million)

Total shareholders' equity	37,639		43,199	43,199	(13)

Goodwill and intangible assets	(10,160)		(11,370)	(10,882)	(11)

Non-cumulative perpetual preferred securities and capital notes [1]	5,407	[2]	4,136	4,136	31

Qualifying minority interests	119		63	79	89

Capital deductions 50% from tier 1	(986)		(2,014)	(71)	(51)

Other adjustments	(2,658)		(1,774)	(1,724)	50

Tier 1 capital	29,361		32,240	34,737	(9)

Upper tier 2	2,462		2,860	2,860	(14)

Lower tier 2	10,240		8,515	8,565	20

Capital deductions 50% from tier 2	(986)		(2,014)	–	(51)

Tier 2 capital	11,716		9,361	11,425	25

Investments in non-consolidated banking and finance participations and credit enhancements	–		–	(989)	–

Investments in insurance entities (50%)	–		–	(71)	–

Total capital	41,077		41,601	45,102	(1)

Capital ratios (%)

Tier 1 ratio	9.8		10.0	11.1	–

Total capital ratio	13.6		12.9	14.5	–

1 The SFBC has advised that Credit Suisse Group may continue to include as tier 1 capital CHF 1.8 billion and CHF 1.8 billion in 1Q08 and 4Q07, respectively, of equity from special purpose entities which are deconsolidated under FIN 46(R). 2 Hybrid tier 1 capital represented 17.8% of adjusted tier 1 capital as of the end of 1Q08.

BIS statistics - Bank

		Basel II	Basel I

end of	1Q08	4Q07	4Q07

Capital ratios (%)

Tier 1 ratio	9.2	9.6	11.0

Total capital ratio	13.9	13.2	15.1

The SFBC has advised that the Bank may continue to include as tier 1 capital CHF 4.4 billion and CHF 4.8 billion in 1Q08 and 4Q07, respectively, of equity from special purpose entities which are deconsolidated under FIN 46(R).

Economic capital
Overview
Economic capital is used as a consistent and comprehensive tool for risk management, capital management and performance measurement. It is called economic capital because it measures risks in terms of economic realities rather than regulatory or accounting rules. Economic capital is the estimated capital needed to remain solvent and in business, even under extreme market, business and operational conditions, given the institution’s target financial strength (i.e., long-term credit rating).

Under Pillar II of the Basel II framework (also referred to as the Supervisory Review Process), banks are required to implement a robust and comprehensive framework for assessing capital adequacy, defining internal capital targets and ensuring that these capital targets are consistent with their overall risk profile and the current operating environment. Our economic capital framework has an important role under Pillar II, as it represents our internal view of the amount of capital required to support our business activities.

Economic capital is calculated separately for position risk, operational risk and other risks. These three risks are used to determine our utilized economic capital and are defined as follows:
– Position risk: the level of unexpected loss in economic value on our portfolio of positions over a one-year horizon which is exceeded with a given, small probability (1% for risk management purposes; 0.03% for capital management purposes);

– Operational risk: the level of loss resulting from inadequate or failed internal processes, people and systems or from external events over a one-year horizon which is exceeded with a given, small probability (0.03%). Estimating this type of economic capital is inherently more subjective, and reflects both quantitative tools as well as senior management judgment; and

– Other risks: the risks not captured by the above, for example, expense risk and owned real estate risk. Expense risk is defined as the difference between expenses and revenues in a severe market event, exclusive of the elements captured by position risk and operational risk. Owned real estate risk is defined as the risk associated with the buildings we own.

The economic capital methodology is regularly reviewed in order to ensure that the model remains relevant as markets and business strategies evolve. There were no material changes to the economic capital methodology in 1Q08.

Utilized economic capital trends
Over the course of 1Q08, our utilized economic capital decreased 5%. This was mainly due to a reduction in position risk, which was driven by the depreciation of the US dollar against the Swiss franc.
For Investment Banking, utilized economic capital decreased 10%, mainly driven by the depreciation of the US dollar against the Swiss franc and reduced real estate and structured assets position risk.
The utilized economic capital for Wealth Management increased 7%, primarily due to increased private banking corporate and retail lending position risk. Corporate & Retail Banking decreased 4%, primarily due to reductions in private banking corporate and retail lending position risk. Emerging markets position risk also decreased, mainly due to the depreciation of the US dollar against the Swiss franc.

For Asset Management, utilized economic capital was flat over the period, mainly due to the depreciation of the US dollar against the Swiss franc, offset by increased equity trading and investments position risk. Corporate Center utilized economic capital increased 125% due to higher foreign exchange risk between available and utilized economic capital.

Excluding the impact of the depreciation of the US dollar against the Swiss franc, utilized economic capital would have increased 5% compared to 4Q07.
For further information on our position risk, excluding the impact of the depreciation of the US dollar against the Swiss franc, particularly its impact on Investment Banking, refer to – Risk management – Key position risk trends.

Capital adequacy trends
The economic capital coverage ratio decreased six percentage points from 157% to 151% over 1Q08, primarily due to reduced economic capital resources from tier 1 capital. This was partially offset by reduced utilized economic capital from the decrease in position risk, which was driven by the depreciation of the US dollar against the Swiss franc, and an increase in economic adjustments, primarily due to the reversal of certain Basel II deductions not considered relevant for economic capital purposes and increased unrealized gains, including those on Credit Suisse debt. Our coverage ratio remained above our target band of 100% to 140%.

Economic capital

				in / end of		% change

	1Q08	4Q07		1Q07	QoQ	YoY

Economic capital resources (CHF million)

Tier 1 capital [1]	29,361	34,737		35,841	(15)	(18)

Economic adjustments	6,638	4,768		4,940	39	34

Economic capital resources	35,999	39,505		40,781	(9)	(12)

Utilized economic capital (CHF million)

Position risk (99.97% confidence level)	19,984	21,660		22,082	(8)	(10)

Operational risk	2,169	2,469		2,565	(12)	(15)

Other risks [2]	1,666	1,040		1,649	60	1

Utilized economic capital	23,819	25,169	[3]	26,296	(5)	(9)

Economic capital coverage ratio (%)

Economic capital coverage ratio	151.1	157.0	[3]	155.1	–	–

Utilized economic capital by segment (CHF million)

Wealth Management	1,870	1,755		1,448	7	29

Corporate & Retail Banking	2,956	3,083		2,986	(4)	(1)

Private Banking	4,826	4,838		4,434	0	9

Investment Banking	16,208	17,951	[3]	19,163	(10)	(15)

Asset Management	2,020	2,025		1,499	0	35

Corporate Center	805	358		1,233	125	(35)

Utilized economic capital - Credit Suisse [4]	23,819	25,169	[3]	26,296	(5)	(9)

Average utilized economic capital by segment (CHF million)

Wealth Management	1,812	1,724		1,440	5	26

Corporate & Retail Banking	3,020	3,061		3,117	(1)	(3)

Private Banking	4,832	4,785		4,557	1	6

Investment Banking	17,080	19,182	[3]	19,264	(11)	(11)

Asset Management	2,023	1,932		1,492	5	36

Corporate Center	581	369		1,265	57	(54)

Average utilized economic capital - Credit Suisse [5]	24,494	26,261	[3]	26,530	(7)	(8)

1 Under Basel II from January 1, 2008. Prior period ratios are reported under Basel I and are therefore not comparable. 2 Includes owned real estate, expense risk and diversification benefit. 3 Does not reflect the valuation reductions from revaluing certain ABS positions in our CDO trading business (refer to II – Operating and financial review – Credit Suisse – Revaluing of certain asset-backed securities positions in the Credit Suisse Annual Report 2007), as we do not consider the impact of these valuation reductions to be material to our economic capital, position risk, VaR or related trends. 4 Includes a diversification benefit of CHF 40 million as of the end of 1Q08. 5 Includes a diversification benefit of CHF 22 million in 1Q08.

Risk management
In 1Q08, our overall 99% position risk, measured on the basis of the economic capital model, decreased 8% compared to 4Q07, mainly driven by the depreciation of the US dollar against the Swiss franc. Excluding the foreign exchange impact, position risk increased 3%. Average one-day, 99% VaR for our trading books increased 10% to CHF 194 million, mainly due to the increase in observed market volatility. We reported a net new provision for credit losses of CHF 151 million in 1Q08.

Economic capital
Economic capital represents our core Group-wide risk management tool. It represents good current market practice for measuring and reporting all quantifiable risks; it measures risk in terms of economic realities rather than regulatory or accounting rules. The development and usage of economic capital methodologies and models have increased across the industry over recent years. In the absence of a standardized industry-wide approach, comparisons across firms may not be meaningful. The economic capital methodology is regularly reviewed in order to ensure that the model remains relevant as markets and business strategies evolve. There were no material changes to the economic capital methodology in 1Q08.

Position risk, which is a component of the economic capital framework, represents the level of unexpected loss in economic value on our portfolio of positions over a one-year horizon which is exceeded with a given small probability (1% for risk management purposes; 0.03% for capital management purposes). For further details of the economic capital framework, refer to III – Balance sheet, Off-balance sheet, Treasury and Risk – Treasury management in the Credit Suisse Annual Report 2007.

Position risk

				end of		% change

	1Q08	4Q07	[1]	1Q07	QoQ	YoY

Position risk (CHF million)

Fixed income trading [2]	2,295	2,280		2,416	1	(5)

Equity trading and investments	2,645	2,911		2,563	(9)	3

Private banking corporate and retail lending	2,298	2,286		2,096	1	10

International lending and counterparty exposures	3,857	3,870		3,992	0	(3)

Emerging markets	1,750	2,040		1,539	(14)	14

Real estate and structured assets [3]	2,453	3,252		4,164	(25)	(41)

Simple sum across risk categories	15,298	16,639		16,770	(8)	(9)

Diversification benefit	(4,264)	(4,682)		(4,480)	(9)	(5)

Position risk (99% confidence level for risk management purposes)	11,034	11,957		12,290	(8)	(10)

Position risk (99.97% confidence level for capital management purposes)	19,984	21,660		22,082	(8)	(10)

Prior balances have been restated for methodology changes in order to show meaningful trends.
1 Does not reflect the valuation reductions from revaluing certain ABS positions in our CDO trading business (refer to II – Operating and financial review – Credit Suisse – Revaluing of certain asset-backed securities positions in the Credit Suisse Annual Report 2007), as we do not consider the impact of these valuation reductions to be material to our economic capital, position risk, VaR or related trends. 2 This category comprises fixed income trading, foreign exchange and commodity exposures. 3 This category comprises the real estate investments of the Group, commercial and residential real estate, ABS exposure and real estate acquired at auction.

Key position risk trends
During 1Q08, position risk decreased 8% compared to 4Q07. This was mainly due to the depreciation of the US dollar against the Swiss franc and a reduction in real estate and structured assets. Excluding the impact from the depreciation of the US dollar against the Swiss franc, position risk increased 3% compared to 4Q07, mainly from Investment Banking. International lending and counterparty exposures increased due to higher derivative exposures. Fixed income trading increased due to higher commodity and interest rate exposures and equity trading and investments increased due to higher equity investment exposures. This was partially offset by a significant reduction in real estate and structured assets due to the securitization, sale and valuation reductions of commercial real estate exposures and increased short residential real estate exposures.

Compared to the end of 1Q07, position risk decreased 10%, primarily due to the depreciation of the US dollar against the Swiss franc. Excluding the impact from the depreciation of the US dollar against the Swiss franc, position risk increased 8%. International lending and counterparty exposures increased due to higher derivatives exposures within Investment Banking. Equity trading and investments increased due to increased private equity and hedge fund exposures. Emerging markets increased, primarily in Asia, Eastern Europe, the Middle East and the Americas, and fixed income trading increased due to higher commodity and interest rate exposures. The increase in private banking corporate and retail lending was due to increased residential mortgage and leasing exposures. These increases were partially offset by a decrease in real estate and structured assets due to significantly reduced commercial real estate, residential real estate and asset-backed exposures.

As part of our overall risk management, we hold a portfolio of hedges. Hedges are impacted by market movements similar to other trading securities, and may result in gains or losses on the hedges which offset losses or gains on the portfolio they were designed to hedge.

Market risk
We primarily assume trading risks through the trading activities in Investment Banking. The other divisions also engage in trading activities, but to a much lesser extent. Trading risks are measured using VaR along with a number of other risk measurement tools. VaR is the potential loss in fair value of trading positions due to adverse market movements over a defined time horizon and for a specified confidence level. VaR relies on historical data and is considered a useful tool for estimating potential loss in normal markets in which there are no abrupt changes in market conditions. Other tools are more appropriate for modeling the impact from severe market conditions.

In order to show the aggregate market risk in our trading books, the table entitled “Daily VaR” shows the trading-related market risk on a consolidated basis. It shows ten-day VaR scaled to a one-day holding period and is based on a 99% confidence level. This means that there is a 1-in-100 chance of incurring a daily mark-to-market trading loss that is at least as large as the reported VaR.

Our average one-day, 99% VaR during 1Q08 was CHF 194 million compared to CHF 176 million during 4Q07 and CHF 78 million during 1Q07. The 10% increase in average VaR from 4Q07 was due to the inclusion of increased market volatility in the data used to calculate VaR and increased commodity exposure. The increase in average interest rate and credit spread VaR was mainly driven by the market volatility as overall exposures fell during 1Q08. Our end-of-period one-day, 99% VaR was CHF 153 million compared to CHF 216 million as of the end of 4Q07, primarily due to reduced equity and foreign exchange exposures and the related increased diversification benefit during 1Q08.

One-day, 99% VaR

in / end of period	Interest rate and credit spread	Foreign exchange	Commodity	Equity	Diversi- fication benefit		Total

1Q08 (CHF million)

Average	152	37	42	78	(115)		194

Minimum	129	23	30	52	–	[1]	147

Maximum	185	57	60	104	–	[1]	254

End of period	146	23	39	54	(109)		153

4Q07 (CHF million)

Average [2]	110	38	22	89	(83)		176

Minimum [2]	87	21	16	72	–	[1]	144

Maximum [2]	131	58	36	122	–	[1]	216

End of period [2]	124	48	31	91	(78)		216

1Q07 (CHF million)

Average	53	17	12	64	(68)		78

Minimum	46	8	8	51	–	[1]	56

Maximum	67	31	20	84	–	[1]	96

End of period	55	21	10	77	(67)		96

1 As the maximum and minimum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification benefit. 2 Does not reflect the valuation reductions from revaluing certain ABS positions in our CDO trading business (refer to II – Operating and financial review – Credit Suisse – Revaluing of certain asset-backed securities positions in the Credit Suisse Annual Report 2007), as we do not consider the impact of these valuation reductions to be material to our economic capital, position risk, VaR or related trends.

Various techniques are used to assess the accuracy of the VaR model, including backtesting. In line with industry practice, we present backtesting using actual daily trading revenues. Actual daily trading revenues are compared with VaR calculated using a one-day holding period. A backtesting exception occurs when the trading revenues loss exceeds the daily VaR estimate. We had nine backtesting exceptions during 1Q08, two of which resulted from the revaluing of certain ABS positions in our CDO trading business in February, as explained in the Credit Suisse Annual Report 2007, and the remainder due to the volatile market conditions, particularly in March. The histogram entitled “Actual daily trading revenues” reflects the distribution of actual daily trading revenues during 1Q08, 4Q07 and 1Q07. The width of this distribution provides another indication of the day-to-day risk in our trading activities.

We assume non-trading interest rate risks through interest rate-sensitive positions originated by Private Banking and risk-transferred to Global Treasury, money market and funding activities by Global Treasury and the deployment of our consolidated equity as well as other activities, including market-making and trading activities involving banking book positions at the divisions. Savings accounts and many other retail banking products have no contractual maturity date or direct market-linked interest rate and are risk-transferred from Private Banking to Global Treasury on a pooled basis using replicating portfolios (approximating the re-pricing behavior of the underlying product). Global Treasury, as well as other desks running interest rate risk positions, actively manage their position within approved limits.

The impact of a one basis point parallel increase of the yield curves on the fair value of interest rate-sensitive non-trading book positions would have amounted to a valuation decrease of CHF 4.1 million as of the end of 1Q08, compared to CHF 4.4 million as of the end of 4Q07, mainly due to the depreciation of the US dollar against the Swiss franc and the aging of existing term investments on our deployed equity, partially offset by an increase in the long bond interest rate exposure in the Global Treasury banking books.

Credit risk
We encounter credit risk in our lending-related businesses, in counterparty trading and through issuer risk in trading assets. The majority of our credit risk is concentrated in Investment Banking and Private Banking.

Loan exposure
Gross loans decreased 5% to CHF 230.4 billion as of the end of 1Q08 compared to the end of 4Q07. In Private Banking, gross loans were stable at CHF 176.2 billion. Gross loans in Investment Banking decreased 17% to CHF 53.9 billion, mainly due to the depreciation of the US dollar against the Swiss franc.

As of the end of 1Q08, gross impaired loans were CHF 1.9 billion, unchanged from the end of 4Q07. Total coverage of gross impaired loans by valuation allowances as of the end of 1Q08 was stable at 62%. In Private Banking, coverage of gross impaired loans by valuation allowances decreased from 63% to 60% and in Investment Banking it increased from 65% to 67%. We recorded a provision for credit losses of CHF 151 million in 1Q08 compared to CHF 203 million in 4Q07. The net new provision for credit losses in 1Q08 and 4Q07 was primarily due to a guarantee provided in a prior year to a third party bank by Investment Banking.

Compared to 1Q07, gross loans increased CHF 16.1 billion, or 8%, reflecting growth in both Investment Banking and Private Banking. Gross loans in Private Banking increased from CHF 167.4 billion to CHF 176.2 billion across most businesses. In Investment Banking, gross loans increased from CHF 46.7 billion to CHF 53.9 billion, due to increases in loans to financial institutions and commercial and industrial loans.

Compared to 1Q07, gross impaired loans increased 3% to CHF 1.9 billion, driven by an increase in non-performing and other impaired loans in Investment Banking, offset in part by reductions in non-performing loans in Private Banking.

Loans

									Private Banking			Investment Banking			Other	[1]			Credit Suisse

			Wealth Management			Corporate & Retail Banking

end of	1Q08	4Q07	1Q07	1Q08	4Q07	1Q07	1Q08	4Q07	1Q07	1Q08	4Q07	1Q07	1Q08	4Q07	1Q07		1Q08	4Q07	1Q07

Loans (CHF million)

Mortgages	31,926	31,450	29,967	48,316	48,128	48,298	80,242	79,578	78,265	0	0	0	0	0	0		80,242	79,578	78,265

Loans collateralized by securities	23,013	23,267	22,570	185	202	273	23,198	23,469	22,843	0	0	0	0	0	0		23,198	23,469	22,843

Other loans	993	916	181	3,748	3,786	3,000	4,741	4,702	3,181	1,030	1,017	1,140	0	0	0		5,771	5,719	4,321

Consumer loans	55,932	55,633	52,718	52,249	52,116	51,571	108,181	107,749	104,289	1,030	1,017	1,140	0	0	0		109,211	108,766	105,429

Real estate	4,926	4,996	4,286	15,419	15,888	15,275	20,345	20,884	19,561	1,791	2,213	1,371	0	0	10		22,136	23,097	20,942

Commercial and industrial loans	9,406	10,661	8,714	28,534	27,910	25,297	37,940	38,571	34,011	26,115	34,661	24,839	0	11	2		64,055	73,243	58,852

Loans to financial institutions	5,263	4,970	5,986	3,165	2,803	2,127	8,428	7,773	8,113	23,727	25,909	18,429	234	125	141		32,389	33,807	26,683

Governments and public institutions	17	67	16	1,335	1,349	1,398	1,352	1,416	1,414	1,223	1,459	933	5	0	0		2,580	2,875	2,347

Corporate loans	19,612	20,694	19,002	48,453	47,950	44,097	68,065	68,644	63,099	52,856	64,242	45,572	239	136	153		121,160	133,022	108,824

Gross loans	75,544	76,327	71,720	100,702	100,066	95,668	176,246	176,393	167,388	53,886	65,259	46,712	239	136	153		230,371	241,788	214,253

Net (unearned income) / deferred expenses	14	12	12	31	40	55	45	52	67	(62)	(72)	(41)	0	0	1		(17)	(20)	27

Allowance for loan losses [2]	(76)	(74)	(81)	(802)	(865)	(1,101)	(878)	(939)	(1,182)	(308)	(295)	(266)	0	0	(1)		(1,186)	(1,234)	(1,449)

Net loans [3]	75,482	76,265	71,651	99,931	99,241	94,622	175,413	175,506	166,273	53,516	64,892	46,405	239	136	153		229,168	240,534	212,831

Impaired loans (CHF million)

Non-performing loans	171	101	133	601	638	686	772	739	819	390	234	55	0	0	0		1,162	973	874

Non-interest-earning loans	33	31	31	283	346	516	316	377	547	0	0	0	0	0	0		316	377	547

Total non-performing loans	204	132	164	884	984	1,202	1,088	1,116	1,366	390	234	55	0	0	0		1,478	1,350	1,421

Restructured loans	0	0	0	3	7	1	3	7	1	38	42	0	0	0	0		41	49	1

Potential problem loans	12	6	25	365	366	420	377	372	445	30	175	0	0	0	0		407	547	445

Total other impaired loans	12	6	25	368	373	421	380	379	446	68	217	0	0	0	0		448	596	446

Gross impaired loans	216	138	189	1,252	1,357	1,623	1,468	1,495	1,812	458	451	55	0	0	0		1,926	1,946	1,867

of which with a specific allowance	215	137	179	1,089	1,182	1,353	1,304	1,319	1,532	454	244	55	0	0	0		1,758	1,563	1,587

of which without a specific allowance	1	1	10	163	175	270	164	176	280	4	207	0	0	0	0		168	383	280

Allowance for loan losses (CHF million)

Balance at beginning of period [2]	74	76	78	865	954	1,150	939	1,030	1,228	295	283	255	0	3	1		1,234	1,316	1,484

Change in accounting	0	0	0	0	0	0	0	0	0	0	0	(61)	0	0	0		0	0	(61)

Net additions charged to statements of income	2	1	4	(7)	(7)	(10)	(5)	(6)	(6)	33	11	64	0	0	(1)		28	5	57

Gross write-offs	(1)	(2)	0	(55)	(90)	(39)	(56)	(92)	(39)	(14)	(2)	(10)	0	0	(1)		(70)	(94)	(50)

Recoveries	0	0	0	10	9	8	10	9	8	26	11	12	0	0	0		36	20	20

Net write-offs	(1)	(2)	0	(45)	(81)	(31)	(46)	(83)	(31)	12	9	2	0	0	(1)		(34)	(74)	(30)

Provisions for interest	2	0	(1)	(2)	0	(9)	0	0	(10)	5	1	7	0	0	1		5	1	(2)

Foreign currency translation impact and other adjustments, net	(1)	(1)	0	(9)	(1)	1	(10)	(2)	1	(37)	(9)	(1)	0	(3)	1		(47)	(14)	1

Balance at end of period [2]	76	74	81	802	865	1,101	878	939	1,182	308	295	266	0	0	1		1,186	1,234	1,449

of which a specific allowance	52	50	59	670	730	953	722	780	1,012	108	69	24	0	1	0		830	850	1,036

of which an inherent credit loss allowance	24	24	22	132	135	148	156	159	170	200	226	242	0	(1)	1		356	384	413

Loan metrics (%)

Total non-performing loans / gross loans	0.3	0.2	0.2	0.9	1.0	1.3	0.6	0.6	0.8	0.7	0.4	0.1	–	–	–		0.6	0.6	0.7

Total other impaired loans / gross loans	0.0	0.0	0.0	0.4	0.4	0.4	0.2	0.2	0.3	0.1	0.3	0.0	–	–	–		0.2	0.2	0.2

Gross impaired loans / gross loans	0.3	0.2	0.3	1.2	1.4	1.7	0.8	0.8	1.1	0.8	0.7	0.1	–	–	–		0.8	0.8	0.9

Allowance for loan losses / total non-performing loans	37.3	56.1	49.4	90.7	87.9	91.6	80.7	84.1	86.5	79.0	126.1	483.6	–	–	–		80.2	91.4	102.0

Allowance for loan losses / total other impaired loans	–	–	324.0	217.9	231.9	261.5	231.1	247.8	265.0	452.9	135.9	–	–	–	–		264.7	207.0	324.9

Allowance for loan losses / gross impaired loans	35.2	53.6	42.9	64.1	63.7	67.8	59.8	62.8	65.2	67.2	65.4	483.6	–	–	–		61.6	63.4	77.6

The disclosure presents our lending exposure from a risk management perspective and, as such, differs from the loans presentation in Note 12 - Loans in V - Condensed consolidated financial statements - unaudited.
1 Includes Asset Management and Corporate Center. 2 Allowance for loan losses reflects allowances on loans which are not carried at fair value. 3 Loans carried at fair value amount to CHF 28,682 million in 1Q08.

V – Condensed consolidated financial statements – unaudited
Report of Independent Registered Public Accounting Firm
Condensed consolidated financial statements – unaudited
Notes to the condensed consolidated financial statements – unaudited
Report of Independent Registered Public Accounting Firm
Report of Independent Registered Public Accounting Firm to the Board of Directors of

Credit Suisse Group, Zurich

We have reviewed the accompanying condensed consolidated balance sheets of Credit Suisse Group and subsidiaries (the “Group”) as of March 31, 2008 and 2007, the related condensed consolidated statements of income, changes in shareholders’ equity, comprehensive income and cash flows for the three-month periods ended March 31, 2008 and 2007. These condensed consolidated financial statements are the responsibility of the Group’s management.

We conducted our reviews in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.

We have previously audited, in accordance with standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of the Group as of December 31, 2007, and the related consolidated statements of income, changes in shareholders’ equity, comprehensive income and cash flows for the year then ended (not presented herein); and in our report dated March 18, 2008, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2007, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

KPMG Klynveld Peat Marwick Goerdeler SA

David L. Jahnke Robert S. Overstreet
Auditor in charge

Zurich, Switzerland
April 23, 2008

The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.
Condensed consolidated financial statements – unaudited
Consolidated statements of income (unaudited)

			in		% change

	1Q08	4Q07	1Q07	QoQ	YoY

Consolidated statements of income (CHF million)

Interest and dividend income	12,759	15,221	14,692	(16)	(13)

Interest expense	(10,653)	(13,065)	(12,603)	(18)	(15)

Net interest income	2,106	2,156	2,089	(2)	1

Commissions and fees	3,933	4,879	4,977	(19)	(21)

Trading revenues	(1,777)	(720)	3,216	147	–

Other revenues	(1,167)	1,921	1,338	–	–

Net revenues	3,095	8,236	11,620	(62)	(73)

Provision for credit losses	151	203	53	(26)	185

Compensation and benefits	3,264	3,468	4,950	(6)	(34)

General and administrative expenses	1,585	2,022	1,532	(22)	3

Commission expenses	624	694	609	(10)	2

Total other operating expenses	2,209	2,716	2,141	(19)	3

Total operating expenses	5,473	6,184	7,091	(11)	(23)

Income/(loss) before taxes and minority interests	(2,529)	1,849	4,476	–	–

Income tax expense/(benefit)	(455)	(403)	822	13	–

Minority interests	74	1,712	925	(96)	(92)

Net income/(loss)	(2,148)	540	2,729	–	–

Basic earnings per share (CHF)

Net income/(loss)	(2.10)	0.53	2.56	–	–

Diluted earnings per share (CHF)

Net income/(loss)	(2.10)	0.49	2.42	–	–

Consolidated balance sheets (unaudited)

			end of		% change

	1Q08	4Q07	1Q07	QoQ	YoY

Assets (CHF million)

Cash and due from banks	27,773	38,459	27,578	(28)	1

Interest-bearing deposits with banks	3,412	3,759	5,572	(9)	(39)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	276,507	296,709	326,473	(7)	(15)

of which reported at fair value	158,948	183,719	137,411	(13)	16

Securities received as collateral, at fair value	20,679	28,314	34,406	(27)	(40)

Trading assets, at fair value	446,683	532,083	515,050	(16)	(13)

of which encumbered	122,470	141,764	162,181	(14)	(24)

Investment securities	15,129	15,731	19,185	(4)	(21)

of which reported at fair value	14,865	15,453	18,912	(4)	(21)

of which encumbered	4,320	1,908	3,738	126	16

Other investments	25,228	28,120	21,258	(10)	19

of which reported at fair value	22,933	25,195	19,383	(9)	18

Net loans	229,168	240,534	212,831	(5)	8

of which reported at fair value	28,682	31,047	17,317	(8)	66

allowance for loan losses	1,186	1,234	1,449	(4)	(18)

Premises and equipment	5,912	6,149	6,040	(4)	(2)

Goodwill	9,590	10,882	11,043	(12)	(13)

Other intangible assets	532	444	492	20	8

of which reported at fair value	129	179	204	(28)	(37)

Other assets	147,381	159,496	179,759	(8)	(18)

of which reported at fair value	48,573	49,326	52,073	(2)	(7)

of which encumbered	8,634	12,084	29,426	(29)	(71)

Total assets	1,207,994	1,360,680	1,359,687	(11)	(11)

Consolidated balance sheets (unaudited)

			end of		% change

	1Q08	4Q07	1Q07	QoQ	YoY

Liabilities and shareholders' equity (CHF million)

Due to banks	75,339	90,864	120,972	(17)	(38)

of which reported at fair value	6,040	6,047	4,406	0	37

Customer deposits	315,564	335,505	328,325	(6)	(4)

of which reported at fair value	5,288	6,134	3,806	(14)	39

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	255,893	300,381	284,464	(15)	(10)

of which reported at fair value	112,867	140,424	125,734	(20)	(10)

Obligation to return securities received as collateral, at fair value	20,679	28,314	34,406	(27)	(40)

Trading liabilities, at fair value	186,868	201,809	216,972	(7)	(14)

Short-term borrowings	12,709	19,390	27,722	(34)	(54)

of which reported at fair value	4,692	8,120	9,336	(42)	(50)

Long-term debt	142,839	160,157	155,892	(11)	(8)

of which reported at fair value	96,008	111,293	101,997	(14)	(6)

Other liabilities	146,305	164,421	131,284	(11)	11

of which reported at fair value	24,431	24,233	20,670	1	18

Minority interests	14,159	16,640	15,646	(15)	(10)

Total liabilities	1,170,355	1,317,481	1,315,683	(11)	(11)

Common shares	46	46	607	0	(92)

Additional paid-in capital	25,228	24,553	24,780	3	2

Retained earnings	31,522	33,670	34,206	(6)	(8)

Treasury shares, at cost	(9,735)	(9,378)	(10,502)	4	(7)

Accumulated other comprehensive income/(loss)	(9,422)	(5,692)	(5,087)	66	85

Total shareholders' equity	37,639	43,199	44,004	(13)	(14)

Total liabilities and shareholders' equity	1,207,994	1,360,680	1,359,687	(11)	(11)

			end of		% change

	1Q08	4Q07	1Q07	QoQ	YoY

Additional share information

Par value (CHF)	0.04	0.04	0.50	0	(92)

Authorized shares (million)	1,359.3	1,359.3	1,413.3	0	(4)

Issued shares (million)	1,162.5	1,162.4	1,215.5	0	(4)

Repurchased shares (million)	(149.0)	(141.8)	(167.0)	5	(11)

Shares outstanding (million)	1,013.5	1,020.6	1,048.5	(1)	(3)

Consolidated statements of changes in shareholders' equity (unaudited)

	Common shares	Additional paid-in capital	Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income/ (loss)	Total share- holders' equity	Number of common shares outstanding

1Q08 (CHF million)

Balance at beginning of period	46	24,553	33,670	(9,378)	(5,692)	43,199	1,020,627,855	[1]

Net income/(loss)	–	–	(2,148)	–	–	(2,148)	–

Other comprehensive income/(loss), net of tax	–	–	–	–	(3,730)	(3,730)	–

Issuance of common shares	–	1	–	–	–	1	17,410

Issuance of treasury shares	–	(45)	–	6,986	–	6,941	126,564,135

Repurchase of treasury shares	–	–	–	(7,451)	–	(7,451)	(135,493,138)	[2]

Share-based compensation, net of tax	–	719	–	108	–	827	1,799,707

Balance at end of period	46	25,228	31,522	(9,735)	(9,422)	37,639	1,013,515,969	[3]

1Q07 (CHF million)

Balance at beginning of period	607	24,817	32,306	(9,111)	(5,033)	43,586	1,062,467,061

Net income	–	–	2,729	–	–	2,729	–

Cumulative effect of accounting changes, net of tax	–	–	(829)	–	10	(819)	–

Other comprehensive income/(loss), net of tax	–	–	–	–	(64)	(64)	–

Issuance of common shares	–	26	–	–	–	26	590,976

Issuance of treasury shares	–	(39)	–	10,240	–	10,201	118,625,807

Repurchase of treasury shares	–	–	–	(11,963)	–	(11,963)	(139,141,331)

Share-based compensation, net of tax	–	239	–	332	–	571	5,907,428

Derivatives indexed to own shares		(263)	–	–	–	(263)	–

Balance at end of period	607	24,780	34,206	(10,502)	(5,087)	44,004	1,048,449,941

1 At par value CHF 0.04 each, fully paid, net of 141,834,285 treasury shares. In addition to the treasury shares, a maximum of 196,835,440 unissued shares (conditional and authorized capital) were available for issuance without further approval of the shareholders. 2 Includes 3,595,000 shares repurchased in connection with Credit Suisse Group's share buyback programs. 3 At par value CHF 0.04 each, fully paid, net of 148,963,581 treasury shares. In addition to the treasury shares, a maximum of 196,783,794 unissued shares (conditional and authorized capital) were available for issuance without further approval of the shareholders.

Comprehensive income (unaudited)

			in		% change

	1Q08	4Q07	1Q07	QoQ	YoY

Comprehensive income (CHF million)

Net income/(loss)	(2,148)	540	2,729	–	–

Gains/(losses) on cash flow hedges	11	(23)	(7)	–	–

Cumulative translation adjustments	(3,765)	(935)	(66)	303	–

Unrealized gains/(losses) on securities	21	14	11	50	91

Actuarial gains/losses	4	1,098	(2)	(100)	–

Net prior service cost	(1)	5	0	–	–

Other comprehensive income/(loss), net of tax	(3,730)	159	(64)	–	–

Comprehensive income/(loss)	(5,878)	699	2,665	–	–

Consolidated statements of cash flows (unaudited)

		in	% change

	1Q08	1Q07	YoY

Operating activities (CHF million)

Net income/(loss)	(2,148)	2,729	–

Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities (CHF million)

Impairment, depreciation and amortization	233	224	4

Provision for credit losses	151	53	185

Deferred tax provision	(484)	208	–

Share of net income from equity method investments	(20)	(29)	(31)

Trading assets and liabilities	29,621	(39,611)	–

(Increase)/decrease in accrued interest, fees receivable and other assets	(9,933)	(33,820)	(71)

Increase/(decrease) in accrued expenses and other liabilities	9	10,140	(100)

Other, net	(5,010)	528	–

Total adjustments	14,567	(62,307)	–

Net cash provided by/(used in) operating activities	12,419	(59,578)	–

Investing activities (CHF million)

(Increase)/decrease in interest-bearing deposits with banks	41	2,564	(98)

(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	(12,398)	(7,254)	71

Purchase of investment securities	(356)	(129)	176

Proceeds from sale of investment securities	0	354	(100)

Maturities of investment securities	280	2,081	(87)

Investments in subsidiaries and other investments	(711)	(770)	(8)

Proceeds from sale of other investments	454	306	48

(Increase)/decrease in loans	2,469	(4,523)	–

Proceeds from sales of loans	407	76	436

Capital expenditures for premises and equipment and other intangible assets	(259)	(297)	(13)

Proceeds from sale of premises and equipment and other intangible assets	0	5	(100)

Other, net	(46)	(3)	–

Net cash provided by/(used in) investing activities	(10,119)	(7,590)	33

Consolidated statements of cash flows (unaudited) (continued)

		in	% change

	1Q08	1Q07	YoY

Financing activities (CHF million)

Increase/(decrease) in due to banks and customer deposits	(6,083)	60,862	–

Increase/(decrease) in short-term borrowings	(4,423)	6,960	–

Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(11,991)	(4,058)	195

Issuances of long-term debt	32,988	20,750	59

Repayments of long-term debt	(27,688)	(16,932)	64

Issuances of common shares	1	26	(96)

Issuances of treasury shares	6,941	10,201	(32)

Repurchase of treasury shares	(7,451)	(11,963)	(38)

Dividends paid/capital repayments	(31)	0	–

Other, net	7,967	(93)	–

Net cash provided by/(used in) financing activities	(9,770)	65,753	–

Effect of exchange rate changes on cash and due from banks (CHF million)

Effect of exchange rate changes on cash and due from banks	(3,216)	(47)	–

Net increase/(decrease) in cash and due from banks (CHF million)

Net increase/(decrease) in cash and due from banks	(10,686)	(1,462)	–

Cash and due from banks at beginning of period	38,459	29,040	32

Cash and due from banks at end of period	27,773	27,578	1

Supplemental cash flow information (unaudited)

		in	% change

	1Q08	1Q07	YoY

Cash paid for income taxes and interest (CHF million)

Cash paid for income taxes	960	317	203

Cash paid for interest	11,977	12,892	(7)

Notes to the condensed consolidated financial statements – unaudited
Note 1 Summary of significant accounting policies
Basis of presentation
The accompanying unaudited condensed consolidated financial statements of Credit Suisse Group (the Group) are prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP) and are stated in Swiss francs (CHF). These condensed consolidated financial statements should be read in conjunction with the US GAAP consolidated financial statements and notes thereto for the year ended December 31, 2007, included in the Credit Suisse Annual Report 2007. For a description of the Group’s significant accounting policies, refer to Note 1 – Summary of significant accounting policies in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2007.

Certain financial information, which is normally included in annual consolidated financial statements prepared in accordance with US GAAP but not required for interim reporting purposes, has been condensed or omitted. Certain reclassifications have been made to the prior period’s consolidated financial statements to conform to the current period’s presentation. These condensed consolidated financial statements reflect, in the opinion of management, all adjustments that are necessary for a fair presentation of the condensed consolidated financial statements for the periods presented. The presentation of period over period change, the 4Q07 consolidated statements of income and the 1Q07 consolidated balance sheets have been added for convenience of the reader and are not a required presentation under US GAAP. The results of operations for interim periods are not indicative of results for the entire year.

In preparing these condensed consolidated financial statements, management is required to make estimates and assumptions, which affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the condensed consolidated balance sheets and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recently adopted accounting standards
The following provides the most relevant recently adopted accounting standards. For a complete description of recently adopted accounting standards, refer to Note 2 – Recently issued accounting standards in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2007.

SAB 110
In December 2007, the United States (US) Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 110, “Share-Based Payment” (SAB 110). SAB 110 expresses the view of the staff regarding the use of a simplified method, as discussed in SAB No. 107, “Share-Based Payment” (SAB 107), in developing an estimate of the expected term of ‘plain vanilla’ share options in accordance with Statement of Financial Accounting (SFAS) No. 123 (revised 2004), “Share Based Payment.” When SAB 107 was issued, the staff indicated that it would not expect a company to use the simplified method for share option grants after December 31, 2007. As the staff now understands that detailed information about employee exercise behavior may not be widely available by December 31, 2007, the staff will continue to accept, under certain circumstances, the use of the simplified method beyond December 31, 2007.

The Group adopted SAB 110 on January 1, 2008. The adoption of SAB 110 did not have a material impact on the Group’s financial condition, results of operations or cash flows.
SAB 109
In November 2007, the SEC issued SAB No. 109, “Written Loan Commitments Recorded at Fair Value Through Earnings” (SAB 109). SAB 109 provides guidance that the expected net future cash flows related to the associated servicing of the loan should be included in the measurement of all written loan commitments that are accounted at fair value through earnings.

SAB 109 retains the view that internally-developed intangible assets should not be recorded as part of the fair value of a derivative loan commitment and broadens this view to all written loan commitments that are accounted for at fair value through earnings.

The Group adopted SAB 109 on January 1, 2008. The adoption of SAB 109 did not have a material impact on the Group’s financial condition, results of operations or cash flows.
EITF 06-11
In June 2007, the Financial Accounting Standards Board (FASB) ratified Emerging Issues Task Force (EITF) Issue No. 06-11, “Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards” (EITF 06-11). EITF 06-11 addresses share-based payment arrangements where employees receive dividends on awards during the vesting period. EITF 06-11 confirmed that a realized income tax benefit from dividends or dividend equivalents that are charged to retained earnings and are paid to employees for equity classified non-vested equity shares, non-vested equity share units and outstanding equity share options should be recognized as an increase to additional paid-in capital. The amount recognized in additional paid-in capital for the realized income tax benefit from dividends in those awards should be included in the pool of excess tax benefits available to absorb tax deficiencies on share-based payment awards.

EITF 06-11 is effective prospectively to income tax benefits that result from dividends on equity classified employee share-based payment awards that are declared in fiscal years beginning after December 15, 2007. Early application was permitted for the income tax benefits of dividends on equity-classified share-based payment awards that are declared in periods for which financial statements have not yet been issued. The Group early adopted EITF 06-11 for the accounting period ended December 31, 2007 and recognized CHF 13 million of tax benefits in respect of tax on dividend equivalent payments.

FSP FIN 39-1
In April 2007, the FASB issued FASB Staff Position (FSP) No. FIN 39-1, “Amendment of FASB Interpretation No. 39” (FSP FIN 39-1). FSP FIN 39-1 permits a reporting entity that is a party to a master netting agreement to offset fair value amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral against fair value amounts recognized for derivative instruments that have been offset under the same master netting agreement. FSP FIN 39-1 is required to be applied retrospectively for all financial statements presented unless it is impracticable to do so. As part of the Group’s implementation procedures for adopting FSP FIN 39-1, it was determined that adopting FSP FIN 39-1 retrospectively is impracticable as it would require undue time and effort. Based on this, the Group adopted the provisions of FSP FIN 39-1 on a prospective basis. For further information on the impact of offsetting cash collateral against derivative instruments, refer to Note 11 – Trading assets and liabilities.

SFAS 159
In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115” (SFAS 159). SFAS 159 creates an alternative measurement treatment for certain financial assets and financial liabilities that permits fair value to be used for initial and subsequent measurement with changes in fair value recognized in earnings. The availability of this alternative measurement treatment is referred to as the fair value option. The statement also provides for additional financial statement presentation and disclosures relating to the alternative measurement treatment. The Group adopted the provisions of SFAS 159 on January 1, 2007. As a result of adoption and election of certain existing instruments under the fair value option, the Group reported a decrease in opening retained earnings of CHF 1,003 million, net of tax. For further information on fair values, refer to Note 21 – Fair value of financial instruments.

SFAS 157
In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (SFAS 157). SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures for instruments carried at fair value. The statement applies only to fair value measurements which are already required or permitted by other accounting standards. It eliminates the EITF Issue No. 02-3 “Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities” (EITF 02-3) guidance which prohibits the recognition of gains or losses at the inception of derivative transactions whose fair value is estimated based upon unobservable market data. SFAS 157 also eliminates the use of blockage factors on instruments that are quoted in active markets by brokers, dealers and investment companies that have been applying the applicable American Institute of Certified Public Accountants (AICPA) Audit and Accounting Guides. SFAS 157 also requires the Group to consider its own credit spreads when measuring the fair value of liabilities. The Group adopted the provisions of SFAS 157 on January 1, 2007. As a result of this adoption, the Group reported an increase in opening retained earnings of CHF 187 million, net of tax. For further information on fair values, refer to Note 21 – Fair value of financial instruments.

SFAS 158
In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132(R)” (SFAS 158). SFAS 158 requires an employer to:

(i) recognize in the statement of financial condition the funded status of a defined benefit plan on a prospective basis;
(ii) recognize as a component of other comprehensive income, net of tax, the actuarial gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost pursuant to SFAS No. 87, “Employers’ Accounting for Pensions” (SFAS 87) or No. 106, “Employers’ Accounting for Postretirement Benefits Other than Pensions” (SFAS 106). Amounts recognized in accumulated other comprehensive income (AOCI), including gains or losses, prior service costs or credits and transition assets or obligations remaining from the initial application of SFAS 87 and SFAS 106, are to be adjusted as they are subsequently recognized as a component of net periodic benefit cost;

(iii) measure the defined benefit plan assets and obligations as of the date of the employer’s fiscal year-end statement of financial condition; and
(iv) disclose in the notes to the financial statements additional information about certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits and transition asset or obligation.

SFAS 158 recognition provisions associated with the funded status of a defined benefit plan was effective as of the end of the fiscal year ending after December 15, 2006. The provision to measure plan assets and benefit obligations as of the date of the employer’s fiscal year-end statement of financial condition is effective for fiscal years ending after December 15, 2008, with early adoption permitted.

The cumulative effect of the Group adopting the recognition provisions of SFAS 158 as of December 31, 2006, was an after-tax decrease in AOCI and consolidated net assets of CHF 1.8 billion. The Group did not early adopt the measurement date provisions and is evaluating the impact of those provisions for adoption in 2008.

FIN 48
In July 2006, the FASB issued FASB Interpretation (FIN) No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (FIN 48). FIN 48 addresses the accounting for uncertainty in income tax positions by prescribing a consistent recognition threshold and measurement attribute for income tax positions taken or expected to be taken in an income tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

FIN 48 requires a two-step process in evaluating income tax positions. In the first step, an enterprise determines whether it is more likely than not that an income tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Income tax positions meeting the more-likely-than-not recognition threshold are then measured to determine the amount of benefit eligible for recognition in the financial statements. Each income tax position is measured at the largest amount of benefit that is more likely than not to be realized upon ultimate settlement.

The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006. The adoption of FIN 48 as of January 1, 2007, resulted in a decrease in beginning retained earnings of CHF 13 million. For further information on uncertainty in income tax positions, refer to Note 16 – Tax.

Standards to be adopted in future periods
SFAS 141(R)
In December 2007, the FASB issued SFAS No. 141 (Revised 2007), “Business Combinations” (SFAS 141(R)). SFAS 141(R) requires an acquiring entity to recognize all assets acquired, liabilities assumed and any noncontrolling interest in the acquiree at the acquisition date, at their fair values as of that date.

SFAS 141(R) also requires substantial new disclosures and will change the accounting treatment for the recognition of acquisition costs, restructuring costs and in-process research and development as well as the recognition and subsequent measurement of acquired contingent liabilities.

The guidance in SFAS 141(R) is effective on a prospective basis for business combinations in which the acquisition date is on or after the first annual reporting period beginning on or after December 15, 2008. The Group is currently evaluating the impact of adopting SFAS 141(R).

SFAS 160
In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51” (SFAS 160). SFAS 160 amends Accounting Research Bulletin (ARB) No. 51 to establish accounting and reporting standards for a noncontrolling interest in a subsidiary and for deconsolidation of a subsidiary.

SFAS 160 requires the recognition of a noncontrolling interest as equity in the consolidated financial statements and separate from the parent’s equity. In addition, net income attributable to the noncontrolling interest must be included in consolidated net income on the face of the income statement. SFAS 160 clarifies that changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest. SFAS 160 has additional disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners.

SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Group is currently evaluating the impact of adopting SFAS 160.
FSP FAS 140-3
In February 2008, the FASB issued FSP No. FAS 140-3, “Accounting for Transfers of Financial Assets and Repurchase Financing Transactions” (FSP FAS 140-3). FSP FAS 140-3 applies to a repurchasing financing, which is a repurchase agreement that relates to a previously transferred financial asset between the same counterparties that is entered into contemporaneously with, or in contemplation of, the initial transfer. FSP FAS 140-3 states that a transferor and transferee shall not separately account for a transfer of a financial asset and a related repurchase financing unless the two transactions have a valid and distinct business or economic purpose for being entered into separately and the repurchase financing does not result in the initial transferor regaining control over the financial asset. FSP FAS 140-3 establishes a presumption that an initial transfer and a repurchase financing are linked unless certain criteria are met. If the criteria are not met, the initial transfer is not accounted for as a sale by the transferor and the repurchase financing is accounted for as a forward contract.

FSP FAS 140-3 is effective for prospective transactions entered into in fiscal years and interim periods within those fiscal years, beginning after November 15, 2008. Earlier application is not permitted. The Group is currently evaluating the impact of adopting FSP FAS 140-3.

SFAS 161
In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133” (SFAS 161). SFAS 161 amends and expands the disclosure requirements of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (SFAS 133), with the intent to provide users of financial statements with an enhanced understanding of: i) how and why an entity uses derivative instruments; ii) how derivative instruments and related hedge items are accounted for under SFAS 133 and its related interpretations; and iii) how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows.

SFAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments and credit-risk-related contingent features in derivative agreements.

SFAS 161 is effective for financial statements issued for fiscal years, and interim periods within those fiscal years, beginning after November 15, 2008. The statement encourages but does not require disclosures for earlier periods presented for comparative purposes at initial adoption. In years after initial adoption, SFAS 161 requires comparative disclosures only for periods subsequent to initial adoption. SFAS 161 is a disclosure standard and as such will not impact the Group’s financial position, results of operations or cash flows.

Note 2 Business developments
Acquisitions and divestitures
There were no significant acquisitions and divestitures in 1Q08.
Note 3 Segment reporting
Overview
The Group is a global financial services company domiciled in Switzerland. The Group’s business consists of three segments: Private Banking, Investment Banking and Asset Management. The three segments are complemented by Shared Services, which provides support in the areas of finance, operations, including human resources, legal and compliance, risk management and information technology.

The segment information reflects the Group’s reportable segments as follows:
– Private Banking offers comprehensive advice and a broad range of wealth management solutions, including pension planning, life insurance products, tax planning and wealth and inheritance advice, which are tailored to the needs of high-net-worth individuals worldwide. In Switzerland, it supplies banking products and services to high-net-worth, corporate and retail clients.

– Investment Banking offers investment banking and securities products and services to corporate, institutional and government clients around the world. Its products and services include debt and equity underwriting, sales and trading, mergers and acquisitions advice, divestitures, corporate sales, restructuring and investment research.

– Asset Management offers integrated investment solutions and services to institutions, governments and private clients globally. It provides access to the full range of investment classes, ranging from equity and fixed income products and multi-asset class solutions to alternative investments such as private equity, real estate and hedge funds.

Corporate Center includes parent company operations such as Group financing, expenses for projects sponsored by the Group and certain expenses that have not been allocated to the segments. In addition, Corporate Center includes consolidation and elimination adjustments required to eliminate intercompany revenues and expenses.

Minority interest-related revenues and expenses resulting from the consolidation of certain private equity funds and other entities in which the Group does not have a significant economic interest in such revenues and expenses are reported as minorities without significant economic interest. The consolidation of these entities does not affect net income as the amounts recorded in net revenues and total operating expenses are offset by corresponding amounts reported as minority interests. In addition, our tax expense is not affected by these revenues and expenses.

Revenue sharing and cost allocation
Responsibility for each product is allocated to a segment, which records all related revenues and expenses. Revenue-sharing and service level agreements govern the compensation received by one segment for generating revenue or providing services on behalf of another. These agreements are negotiated periodically by the relevant segments on a product-by-product basis.

The aim of revenue-sharing and cost allocation agreements is to reflect the pricing structure of unrelated third-party transactions.
Corporate services and business support in finance, operations, including human resources, legal and compliance, risk management and information technology are provided by the Shared Services area. Shared Services costs are allocated to the segments and Corporate Center based on their requirements and other relevant measures.

Funding
Credit Suisse centrally manages its funding activities. New securities for funding and capital purposes are issued primarily by the Bank. The Bank lends funds to its operating subsidiaries and affiliates on both a senior and subordinated basis, as needed, the latter typically to meet capital requirements, or as desired by management to capitalize on opportunities. Capital is distributed to the segments considering factors such as regulatory capital requirements, utilized economic capital and the historic and future potential return on capital. Transfer pricing, using market rates, is used to record interest income and expense in each of the segments for this capital and funding. Included in this allocation are gains and losses recorded on the fair value of Credit Suisse own debt.

Taxes
The Group’s segments are managed and reported on a pre-tax basis.
Net revenues and income before taxes

			in		% change

	1Q08	4Q07	1Q07	QoQ	YoY

Net revenues (CHF million)

Private Banking	3,355	3,478	3,366	(4)	0

Investment Banking	(489)	2,741	6,582	–	–

Asset Management	63	354	776	(82)	(92)

Corporate Center	90	(12)	(55)	–	–

Minority interests without significant economic interest	76	1,675	951	(95)	(92)

Net revenues	3,095	8,236	11,620	(62)	(73)

Income before taxes and minority interests (CHF million)

Private Banking	1,324	1,377	1,439	(4)	(8)

Investment Banking	(3,460)	(849)	1,990	308	–

Asset Management	(468)	(247)	257	89	–

Corporate Center	32	(78)	(110)	–	–

Minority interests without significant economic interest	43	1,646	900	(97)	(95)

Income/(loss) before taxes and minority interests	(2,529)	1,849	4,476	–	–

Total assets

			end of		% change

	1Q08	4Q07	1Q07	QoQ	YoY

Total assets (CHF million)

Private Banking	365,249	376,800	342,254	(3)	7

Investment Banking	997,660	1,140,740	1,146,956	(13)	(13)

Asset Management	26,673	27,784	23,016	(4)	16

Corporate Center	(196,388)	(201,947)	(168,857)	(3)	16

Minority interests without significant economic interest	14,800	17,303	16,318	(14)	(9)

Total assets	1,207,994	1,360,680	1,359,687	(11)	(11)

Note 4 Net interest income
			in		% change

	1Q08	4Q07	1Q07	QoQ	YoY

Net interest income (CHF million)

Loans	2,363	2,508	2,047	(6)	15

Investment securities	166	180	189	(8)	(12)

Trading assets	4,601	5,389	5,482	(15)	(16)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	3,923	5,366	5,316	(27)	(26)

Other	1,706	1,778	1,658	(4)	3

Interest and dividend income	12,759	15,221	14,692	(16)	(13)

Deposits	(3,253)	(3,844)	(3,704)	(15)	(12)

Short-term borrowings	(170)	(211)	(218)	(19)	(22)

Trading liabilities	(1,578)	(1,809)	(2,098)	(13)	(25)

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(3,912)	(5,341)	(4,831)	(27)	(19)

Long-term debt	(1,003)	(1,097)	(1,243)	(9)	(19)

Other	(737)	(763)	(509)	(3)	45

Interest expense	(10,653)	(13,065)	(12,603)	(18)	(15)

Net interest income	2,106	2,156	2,089	(2)	1

Note 5 Commissions and fees
			in		% change

	1Q08	4Q07	1Q07	QoQ	YoY

Commissions and fees (CHF million)

Lending business	226	352	647	(36)	(65)

Investment and portfolio management	1,460	1,717	1,445	(15)	1

Other securities business	55	52	56	6	(2)

Fiduciary	1,515	1,769	1,501	(14)	1

Underwriting	191	374	615	(49)	(69)

Brokerage	1,358	1,491	1,487	(9)	(9)

Underwriting and brokerage	1,549	1,865	2,102	(17)	(26)

Other customer services	643	893	727	(28)	(12)

Commissions and fees	3,933	4,879	4,977	(19)	(21)

Note 6 Other revenues
			in		% change

	1Q08	4Q07	1Q07	QoQ	YoY

Other revenues (CHF million)

Minority interests without significant economic interest	31	1,659	938	(98)	(97)

Loans held-for-sale	(790)	(286)	2	176	–

Long-lived assets held-for-sale	4	34	6	(88)	(33)

Equity method investments	20	47	29	(57)	(31)

Other investments	(496)	349	263	–	–

Other	64	118	100	(46)	(36)

Other revenues	(1,167)	1,921	1,338	–	–

Note 7 Provision for credit losses
			in		% change

	1Q08	4Q07	1Q07	QoQ	YoY

Provision for credit losses (CHF million)

Allowance for loan losses	28	5	57	460	(51)

Provisions for lending-related and other exposures	123	198	(4)	(38)	–

Provision for credit losses	151	203	53	(26)	185

Note 8 Compensation and benefits
			in		% change

	1Q08	4Q07	1Q07	QoQ	YoY

Compensation and benefits (CHF million)

Salaries and bonuses	2,875	3,117	4,473	(8)	(36)

Social security	197	163	247	21	(20)

Other	192	188	230	2	(17)

Compensation and benefits	3,264	3,468	4,950	(6)	(34)

Note 9 General and administrative expenses
			in		% change

	1Q08	4Q07	1Q07	QoQ	YoY

General and administrative expenses (CHF million)

Occupancy expenses	206	238	219	(13)	(6)

IT, machinery, etc.	115	148	125	(22)	(8)

Provisions and losses	60	74	(17)	(19)	–

Travel and entertainment	148	183	146	(19)	1

Professional services	467	745	495	(37)	(6)

Depreciation of property and equipment	215	238	217	(10)	(1)

Amortization and impairment of other intangible assets	18	13	8	38	125

Other	356	383	339	(7)	5

General and administrative expenses	1,585	2,022	1,532	(22)	3

Note 10 Earnings per share
			in		% change

	1Q08	4Q07	1Q07	QoQ	YoY

Net income (CHF million)

Net income/(loss)	(2,148)	540	2,729	–	–

Net income/(loss) available for common shares for basic earnings per share	(2,148)	540	2,729	–	–

Net income/(loss) available for common shares for diluted earnings per share	(2,148)	540	2,729	–	–

Weighted-average shares outstanding (million)

Weighted-average shares outstanding for basic earnings per share	1,023.8	1,019.2	1,066.2	0	(4)

Dilutive share options and warrants	0.0	7.4	13.5	(100)	(100)

Dilutive share awards	0.0	66.4	50.0	(100)	(100)

Weighted-average shares outstanding for diluted earnings per share [1,2]	1,023.8	1,093.0	1,129.7	(6)	(9)

Basic earnings per share (CHF)

Net income/(loss)	(2.10)	0.53	2.56	–	–

Diluted earnings per share (CHF)

Net income/(loss)	(2.10)	0.49	2.42	–	–

1 Weighted-average potential common shares relating to instruments that were not dilutive for the respective periods (and therefore not included in the diluted earnings per share calculation above) but could potentially dilute earnings per share in the future were 62.1 million, 46.3 million and 18.0 million for 1Q08, 4Q07 and 1Q07, respectively. 2 Due to the net loss in 1Q08, 9 million weighted-average share options and warrants outstanding and 51 million weighted-average share awards outstanding were excluded from the diluted earnings per share calculation, as the effect would be antidilutive.

Note 11 Trading assets and liabilities
			end of		% change

	1Q08	4Q07	1Q07	QoQ	YoY

Trading assets (CHF million)

Debt securities	190,004	208,913	234,095	(9)	(19)

Equity securities [1]	137,688	195,243	188,735	(29)	(27)

Derivative instruments [2]	96,321	98,485	59,910	(2)	61

Other	22,670	29,442	32,310	(23)	(30)

Trading assets	446,683	532,083	515,050	(16)	(13)

Trading liabilities (CHF million)

Short positions	109,737	122,720	161,693	(11)	(32)

Derivative instruments [2]	77,131	79,089	55,279	(2)	40

Trading liabilities	186,868	201,809	216,972	(7)	(14)

1 Including convertible bonds. 2 In accordance with the provisions of FSP FIN 39-1, the Group offset cash collateral receivables and payables of CHF 20.9 billion and CHF 17.2 billion, respectively, against the derivative positions as of the end of 1Q08. The Group adopted the provisions of FSP FIN 39-1 on a prospective basis as of January 1, 2008.

Note 12 Loans
			end of		% change

	1Q08	4Q07	1Q07	QoQ	YoY

Loans (CHF million)

Banks	1	1	24	0	(96)

Commercial	45,971	45,351	43,404	1	6

Consumer	87,158	86,220	84,553	1	3

Public authorities	1,237	1,283	1,261	(4)	(2)

Lease financings	3,211	3,263	3,250	(2)	(1)

Switzerland	137,578	136,118	132,492	1	4

Banks	10,184	10,609	8,904	(4)	14

Commercial	60,184	71,846	51,775	(16)	16

Consumer	20,980	21,508	19,673	(2)	7

Public authorities	1,343	1,592	1,087	(16)	24

Lease financings	102	115	322	(11)	(68)

Foreign	92,793	105,670	81,761	(12)	13

Gross loans	230,371	241,788	214,253	(5)	8

Net (unearned income)/deferred expenses	(17)	(20)	27	(15)	–

Allowance for loan losses	(1,186)	(1,234)	(1,449)	(4)	(18)

Net loans	229,168	240,534	212,831	(5)	8

Impaired loan portfolio (CHF million)

Gross impaired loans	1,926	1,946	1,867	(1)	3

of which with a specific allowance	1,758	1,563	1,587	12	11

of which without a specific allowance	168	383	280	(56)	(40)

			in		% change

	1Q08	4Q07	1Q07	QoQ	YoY

Allowance for loan losses (CHF million)

Balance at beginning of period	1,234	1,316	1,484	(6)	(17)

Change in accounting [1]	0	0	(61)	–	100

Net additions charged to statements of income	28	5	57	460	(51)

Gross write-offs	(70)	(94)	(50)	(26)	40

Recoveries	36	20	20	80	80

Net write-offs	(34)	(74)	(30)	(54)	13

Provisions for interest	5	1	(2)	400	–

Foreign currency translation impact and other adjustments, net	(47)	(14)	1	236	–

Balance at end of period	1,186	1,234	1,449	(4)	(18)

of which a specific allowance	830	850	1,036	(2)	(20)

of which an inherent credit loss allowance	356	384	413	(7)	(14)

1 Related to the adoption of SFAS 159.

Note 13 Other assets and liabilities
			end of		% change

	1Q08	4Q07	1Q07	QoQ	YoY

Other assets (CHF million)

Cash collateral on derivative instruments	8,181	18,766	14,596	(56)	(44)

Derivative instruments used for hedging	1,016	1,065	1,530	(5)	(34)

Brokerage receivables	61,792	54,883	59,568	13	4

Assets held-for-sale	44,675	48,206	72,564	(7)	(38)

of which loans	44,394	47,975	72,374	(7)	(39)

of which real estate	254	231	190	10	34

Interest and fees receivable	8,224	10,808	9,936	(24)	(17)

Deferred tax assets	5,833	5,804	5,403	0	8

Prepaid expenses	728	565	651	29	12

Other	16,932	19,399	15,511	(13)	9

Other assets	147,381	159,496	179,759	(8)	(18)

Other liabilities (CHF million)

Cash collateral on derivative instruments	32,452	49,307	24,878	(34)	30

Derivative instruments used for hedging	109	84	624	30	(83)

Brokerage payables	65,132	55,808	44,858	17	45

Provisions [1]	2,302	2,279	1,899	1	21

of which off-balance sheet risk	359	268	64	34	461

Interest and fees payable	9,678	11,829	12,672	(18)	(24)

Current tax liabilities	2,435	3,341	3,336	(27)	(27)

Deferred tax liabilities	947	787	823	20	15

Failed sales	9,445	10,627	18,624	(11)	(49)

Other	23,805	30,359	23,570	(22)	1

Other liabilities	146,305	164,421	131,284	(11)	11

1 Includes provisions for bridge commitments.

Note 14 Long-term debt
			end of		% change

	1Q08	4Q07	1Q07	QoQ	YoY

Long-term debt (CHF million)

Senior	122,602	141,675	137,561	(13)	(11)

Subordinated	20,237	18,482	18,331	9	10

Long-term debt	142,839	160,157	155,892	(11)	(8)

of which reported at fair value	96,008	111,293	101,997	(14)	(6)

Note 15 Accumulated other comprehensive income
	Gains/ (losses) on cash flow hedges	Cumulative translation adjustments	Unrealized gains/ (losses) on securities	Actuarial gains/ (losses)	Net prior service cost	Accumu- lated other compre- hensive income/ (loss)

1Q08 (CHF million)

Balance at beginning of period	(74)	(4,661)	116	(942)	(131)	(5,692)

Increase/(decrease)	0	(3,765)	21	(3)	(8)	(3,755)

Decrease due to equity method investments	11	0	0	0	0	11

Reclassification adjustments, included in net income	0	0	0	7	7	14

Balance at end of period	(63)	(8,426)	137	(938)	(132)	(9,422)

1Q07 (CHF million)

Balance at beginning of period	(42)	(2,878)	114	(2,110)	(117)	(5,033)

Increase/(decrease)	(3)	(66)	7	(2)	0	(64)

Decrease due to equity method investments	(5)	0	0	0	0	(5)

Reclassification adjustments, included in net income	1	0	4	0	0	5

Adoption of SFAS 159, net of tax	6	0	4	0	0	10

Balance at end of period	(43)	(2,944)	129	(2,112)	(117)	(5,087)

Note 16 Tax
The Group is currently subject to ongoing tax audits and inquiries with the tax authorities in a number of jurisdictions, including the US, the UK and Switzerland. Although the timing of the completion of these audits is uncertain, it is reasonably possible that some of these audits and inquiries will be resolved within 12 months of the reporting date. It is reasonably possible that there will be a decrease between zero and CHF 230 million in unrecognized tax benefits within 12 months of the reporting date.

The Group remains open to examination from federal, state, provincial or similar local jurisdictions from the following years onward in these major countries: Japan – 2005; Switzerland – 2004; the UK – 1997; and the US – 1993.

Note 17 Employee share-based compensation and other benefits
Share-based compensation
The Group’s share-based compensation is an important part of the overall compensation package for select employees and senior executives. Share-based compensation is designed to promote employee retention and align the interests of employees and shareholders. The majority of share-based compensation is granted as part of the annual incentive performance bonus subsequent to the fiscal year to which the incentive performance bonus relates. Share-based compensation is generally subject to restrictive features such as vesting, forfeiture and blocking rules. For further information on share-based compensation plans and the related fair value assumptions, refer to Note 27 – Employee share-based compensation and other benefits in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2007.

Compensation expense
Compensation expense in any year includes a variable compensation expense for that year’s discretionary cash performance bonus and fixed expenses for share-based awards granted in prior years. Recognition in the consolidated statements of income of expense relating to awards granted in prior years is dependent primarily upon the vesting period, which is determined by the plan, retirement eligibility of employees, moratorium periods and certain other terms.

Total compensation expense for share-based compensation recognized in the consolidated statements of income in compensation and benefits was CHF 877 million and CHF 646 million in the first quarters of 2008 and 2007, respectively. As of March 31, 2008, the total estimated unrecognized compensation expense related to non-vested share-based compensation of CHF 4,393 million will be recognized over the remaining weighted-average requisite service period of 1.4 years.

The Group generally repurchases its own shares in the open market to satisfy these obligations but can also issue new shares out of available conditional capital. In the first quarter of 2008, the Group delivered approximately 1.8 million shares to employees.

Credit Suisse Incentive Share Unit
In January 2007, as part of the 2006 remuneration process, the Group aligned its share-based compensation plans and introduced Incentive Share Units (ISU). Previously granted awards will continue to settle under their original terms and are not affected by the ISU. An ISU is a unit that is similar to shares, but offers additional upside depending on the development of the Credit Suisse Group share price. For each ISU granted, the employee will receive at least one Credit Suisse Group share. In addition, the leverage component can deliver additional upside, which will be determined by the monthly average Credit Suisse Group share price over the three-year period following the grant. Each ISU will vest at a rate of one-third of a share per year over three years, with the potential additional shares vesting on the third anniversary of the grant date, depending on the development of the leverage component.

The compensation expense recognized during the first quarter of 2008 related to ISUs was CHF 619 million. The estimated unrecognized compensation expense related to ISUs as of March 31, 2008 was CHF 3,693 million and will be recognized over a period of three years, subject to early retirement rules.

Incentive Share Unit activities

in 1Q08	ISU

Number of awards (million)

Balance at beginning of period	25.4

Granted	46.5

Settled	(0.3)

Forfeited	(0.1)

Balance at end of period	71.5

of which vested	8.2

of which unvested	63.3

Performance Incentive Plan
As part of its annual incentive performance bonus process for 2004 and 2005, the Group granted Performance Incentive Plan (PIP) units during 2005 (PIP I) and 2006 (PIP II), respectively. PIP units are long-term retention incentive awards requiring continued employment with the Group, subject to restrictive covenants and cancellation provisions, and vest evenly over a five-year period. Each PIP unit will settle for a specified number of Credit Suisse Group registered shares subsequent to the fifth anniversary of the grant date based on the achievement of: i) earnings performance as compared to predefined targets; and ii) share price performance compared to predefined targets and share price performance relative to peers.

The compensation expense recognized during the first quarter of 2008 related to PIP I and PIP II was CHF 86 million. The estimated unrecognized compensation expense related to PIP I and PIP II as of March 31, 2008 was CHF 226 million. None of the PIP units were deliverable as of March 31, 2008.

Performance Incentive Plan activities

in 1Q08	PIP II	PIP I

Number of awards (million)

Balance at beginning of period	6.5	12.3

Granted	0.1	0.0

Settled	0.0	0.0

Forfeited	0.0	0.0

Balance at end of period	6.6	12.3

of which vested	2.8	7.9

of which unvested	3.8	4.4

Shares
In addition to the PIP, the Group’s share-based compensation in prior years has included three different types of share awards: phantom shares; Longevity Premium Awards (LPA); and special awards. These share awards entitle the holder to receive one Credit Suisse Group registered share subject to continued employment with the Group, restrictive covenants and cancellation provisions and generally vest between zero and three years.

The compensation expense recognized in the first quarter of 2008 related to shares awarded under phantom share, LPA and special awards was CHF 172 million. The estimated unrecognized compensation expense related to these awards as of March 31, 2008 was CHF 474 million.

Share options
Options were a substantial component of the Group’s share-based program prior to 2004. The Group has discontinued the practice of issuing options and the majority of the original grants have since vested. Share options were granted with an exercise price equal to the market price of Credit Suisse Group’s shares on the date of grant and expire after ten years.

Note 18 Pension
Credit Suisse Group previously disclosed in the Credit Suisse Annual Report 2007, that it expected to contribute CHF 574 million to the defined benefit pension plans and to other post-retirement defined benefit plans in 2008. As of March 31, 2008, CHF 300 million of contributions have been made, including approximately CHF 140 million as a special contribution to the UK plan.

			in		% change

	1Q08	4Q07	1Q07	QoQ	YoY

Total pension costs (CHF million)

Service costs on benefit obligation	67	74	80	(9)	(16)

Interest costs on benefit obligation	153	139	139	10	10

Expected return on plan assets	(196)	(182)	(184)	8	7

Amortization of recognized prior service cost	9	8	7	13	29

Amortization of recognized actuarial (gains)/losses	11	36	32	(69)	(66)

Net periodic pension costs	44	75	74	(41)	(41)

Note 19 Guarantees and commitments
Guarantees

end of	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount	Total net amount	[1]	Carrying value	Collateral received

1Q08 (CHF million)

Credit guarantees and similar instruments	3,755	5,322	9,077	7,853		313	5,440

Performance guarantees and similar instruments	7,173	4,158	11,331	9,694		95	3,078

Securities lending indemnifications	34,066	0	34,066	34,066		0	34,066

Derivatives	145,323	928,793	1,074,116	1,074,116		66,485	–	[2]

Other guarantees	3,094	1,043	4,137	4,057		2	1,888

Total guarantees	193,411	939,316	1,132,727	1,129,786		66,895	44,472

4Q07 (CHF million)

Credit guarantees and similar instruments	3,428	6,041	9,469	8,083		223	5,396

Performance guarantees and similar instruments	4,422	8,130	12,552	10,802		141	3,588

Securities lending indemnifications	40,006	0	40,006	40,006		0	40,006

Derivatives	139,154	991,570	1,130,724	1,130,724		38,866	–	[2]

Other guarantees	3,225	1,008	4,233	4,198		3	1,862

Total guarantees	190,235	1,006,749	1,196,984	1,193,813		39,233	50,852

1 Total net amount is computed as the gross amount less any participations. 2 Collateral for derivatives accounted for as guarantees is not considered significant.

Guarantees provided by the Group are broadly classified as follows: credit guarantees and similar instruments, performance guarantees and similar instruments, securities lending indemnifications, derivatives and other guarantees. For a detailed description of guarantees, refer to Note 31 – Guarantees and commitments in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2007.

Deposit-taking banks in Switzerland and certain other European countries are required to ensure the payout of privileged deposits in case of specified restrictions or compulsory liquidation of a deposit-taking bank. Upon occurrence of a payout event, the Group’s contribution will be calculated based on its share of privileged deposits in proportion to total privileged deposits. These deposit insurance guarantees are reflected in other guarantees. The Group believes that the likelihood of having to pay under these agreements is remote.

Disposal-related contingencies and other indemnifications
The Group has certain guarantees for which its maximum contingent liability cannot be quantified. These guarantees are not reflected in the table above and are discussed below.
Disposal-related contingencies
In connection with the sale of assets or businesses, the Group sometimes provides the acquirer with certain indemnification provisions. These indemnification provisions vary by counterparty in scope and duration and depend upon the type of assets or businesses sold. These indemnification provisions generally shift the potential risk of certain unquantifiable and unknowable loss contingencies (e.g., relating to litigation, tax and intellectual property matters) from the acquirer to the seller. The Group closely monitors all such contractual agreements in order to ensure that indemnification provisions are adequately provided for in the Group’s consolidated financial statements.

Other indemnifications
The Group provides indemnifications to certain counterparties in connection with its normal operating activities, for which it is not possible to estimate the maximum amount that it could be obligated to pay. As a normal part of issuing its own securities, the Group typically agrees to reimburse holders for additional tax-withholding charges or assessments resulting from changes in applicable tax laws or the interpretation of those laws. Securities that include these agreements to pay additional amounts generally also include a related redemption or call provision if the obligation to pay the additional amounts results from a change in law or its interpretation and the obligation cannot be avoided by the issuer taking reasonable steps to avoid the payment of additional amounts. Since such potential obligations are dependent on future changes in tax laws, the related liabilities the Group may incur as a result of such changes cannot be reasonably estimated. In light of the related call provisions typically included, the Group does not expect any potential liabilities in respect of tax gross-ups to be material.

The Group is a member of numerous securities exchanges and clearing houses and may, as a result of its membership arrangements, be required to perform if another member defaults. The Group has determined that it is not possible to estimate the maximum amount of these obligations and believes that any potential requirement to make payments under these arrangements is remote.

Other commitments

end of	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount	Total net amount	[1]	Collateral received

1Q08 (CHF million)

Irrevocable commitments under documentary credits	5,365	83	5,448	4,674		2,027

Loan commitments	180,982	48,472	229,454	229,314		156,894

Forward reverse repurchase agreements	55,665	0	55,665	55,665		55,665

Other commitments	3,369	1,529	4,898	4,898		410

Total other commitments	245,381	50,084	295,465	294,551		214,996

4Q07 (CHF million)

Irrevocable commitments under documentary credits	5,874	96	5,970	5,240		2,448

Loan commitments	190,826	58,199	249,025	248,773		171,735

Forward reverse repurchase agreements	40,403	0	40,403	40,403		40,403

Other commitments	2,621	2,264	4,885	4,885		347

Total other commitments	239,724	60,559	300,283	299,301		214,933

1 Total net amount is computed as the gross amount less any participations.

Other commitments of the Group are broadly classified as follows: irrevocable commitments under documentary credits, loan commitments, forward reverse repurchase agreements and other commitments. For a detailed description of these commitments, refer to Note 31 – Guarantees and commitments in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2007.

Note 20 Variable interest entities
In the normal course of business, the Group enters into transactions with, and makes use of, special purpose entities (SPE). SPEs typically qualify either as qualified special purpose entities (QSPE) according to SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (SFAS 140) or variable interest entities (VIEs) according to FIN 46(R), “Consolidation of Variable Interest Entities – an interpretation of ARB No. 51” (FIN 46(R)). At each balance sheet date, QSPEs and VIEs are reviewed for events that may trigger reassessment of the entities’ classification. For a detailed description of QSPEs and VIEs, refer to Note 32 – Transfers and servicing of financial assets in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2007.

As a normal part of its business, the Group engages in various transactions that include entities which are considered VIEs and are broadly grouped into three primary categories: CDOs, commercial paper (CP) conduits and financial intermediation. The Group consolidates all VIEs for which it is the primary beneficiary. VIEs may be sponsored by the Group, unrelated third parties or clients.

Application of the accounting requirements for consolidation of VIEs may require the exercise of significant management judgment. In the event consolidation of a VIE is required, the exposure to the Group is limited to that portion of the VIE’s assets attributable to any beneficial interest held by the Group prior to any risk management activities to hedge the Group’s net exposure. Any interests held in the VIE by third parties, even though consolidated by the Group, will not typically impact our results of operations.

The amounts shown as total assets of consolidated and non-consolidated VIEs for which the Group has involvement represent the total assets of the VIEs even though the Group’s involvement may be significantly less due to interests held by third-party investors. The Group’s maximum exposure to loss is different from the carrying value of the VIEs assets. This maximum loss exposure consists of the carrying value of the Group’s interests held as trading assets, derivatives or loans and the notional amount of guarantees to VIEs, rather than the amount of total assets of the VIEs. The maximum exposure to loss does not reflect our risk management activities, including effects from financial instruments that the Group may utilize to hedge the risks inherent in these VIEs. The economic risks associated with VIE exposures held by the Group, together with all relevant risk mitigation initiatives, are included in the Group’s risk management framework.

Consolidated and non-consolidated VIEs

		end of	% change

	1Q08	4Q07	QoQ

Consolidated VIEs (CHF million)

CDO	5,093	6,672	(24)

CP conduit	0	1	(100)

Financial intermediation	15,406	17,404	(11)

Total assets of consolidated VIEs	20,499	24,077	(15)

Non-consolidated VIEs (CHF million)

CDO	9,537	16,360	(42)

CP conduit	11,645	12,642	(8)

Financial intermediation	84,877	99,244	(14)

Total assets of non-consolidated VIEs	106,059	128,246	(17)

Total maximum exposure to loss of non-consolidated VIEs (CHF million)

CDO	2,479	2,453	1

CP conduit	16,556	17,347	(5)

Financial intermediation	20,849	20,512	2

Collateralized debt obligations
As part of its structured finance business, the Group purchases loans and other debt obligations from and on behalf of clients for the purpose of securitization. The loans and other debt obligations are sold to VIEs that issue CDOs.

In connection with its CDO activities, the Group may act as underwriter, placement agent or asset manager and may warehouse assets prior to the closing of a transaction.
The Group has consolidated all CDO VIEs for which it is the primary beneficiary, resulting in the inclusion by the Group of approximately CHF 5.1 billion and CHF 6.7 billion of assets and liabilities of these VIEs in the consolidated balance sheets as of March 31, 2008 and December 31, 2007, respectively. The beneficial interests issued by these VIEs are payable solely from the cash flows of the related collateral and third-party creditors of these VIEs do not have recourse to the Group in the event of default.

The Group also retains certain debt and equity interests in open CDO VIEs that are not consolidated because the Group is not the primary beneficiary. The Group’s exposure in these CDO transactions typically consists of the interests retained in connection with its underwriting or market-making activities. We believe the Group’s maximum loss exposure is generally equal to the carrying value of these retained interests, which are reported as trading assets and carried at fair value and totaled CHF 2.5 billion as of both March 31, 2008 and December 31, 2007.

The Group’s maximum exposure to loss does not include any effects from financial instruments used to hedge the risks of the VIEs. The economic risks associated with CDO VIE exposures held by the Group, together with all relevant risk mitigation initiatives, are included in the Group’s risk management framework.

Commercial paper conduits
The Group continues to act as the administrator and provider of liquidity and credit enhancement facilities for one CP conduit, Alpine Securitization Corp., a client-focused multi-seller conduit vehicle (Alpine). The Group does not have any ownership interest in Alpine.

The overall average maturity of the conduit’s outstanding CP was approximately 23 days as of March 31, 2008. Alpine’s commercial paper has the highest short-term ratings from the major independent external rating agencies. Alpine’s assets had a weighted average rating of AA-, based on the lowest of each asset’s external or internal rating, and an average maturity of 3.1 years as of March 31, 2008. The Group’s commitment to this CP conduit consists of obligations under liquidity agreements and a program-wide credit enhancement agreement.

As of March 31, 2008, the Group’s maximum loss exposure to this non-consolidated CP conduit was CHF 16.5 billion, which consisted of CHF 11.6 billion of funded assets and the CP conduit’s commitments to purchase CHF 4.9 billion of additional assets. As of December 31, 2007, the Group’s maximum loss exposure was CHF 17.4 billion.

The Group believes that the likelihood of incurring a loss equal to this maximum exposure is remote because the assets held by the CP conduit, after giving effect to related asset-specific credit enhancement primarily provided by the clients, are classified as investment grade. If Alpine’s assets were consolidated as of March 31, 2008, we estimate that the valuation reductions of these assets would not have been material to our results of operations. The Group’s economic risks associated with the CP conduit are included in the Group’s risk management framework including counterparty, economic capital and scenario analysis.

Financial intermediation
The Group has significant involvement with VIEs in its role as a financial intermediary on behalf of clients. The Group has consolidated all VIEs related to financial intermediation for which it is the primary beneficiary, resulting in the inclusion by the Group of approximately CHF 15.4 billion and CHF 17.4 billion of assets and liabilities of these VIEs in the consolidated balance sheets as of March 31, 2008 and December 31, 2007, respectively. Approximately 55% of the total assets relate to investment structures which the Group sponsors, manages and distributes.

The Group’s maximum loss exposure to non-consolidated VIEs related to financial intermediation activities was CHF 20.8 billion and CHF 20.5 billion as of March 31, 2008 and December 31, 2007, respectively. This exposure consists of the carrying value of the Group’s interests held as trading assets, derivatives or loans and the notional amount of guarantees to VIEs, not the total assets of the VIEs. The Group considers the likelihood of incurring a loss equal to the maximum exposure to be remote because of the Group’s risk mitigation efforts, including hedging strategies, collateral arrangements and the risk of loss that is retained by investors. The Group’s economic risks associated with consolidated and non-consolidated VIE exposures arising from financial intermediation, together with all relevant risk mitigation initiatives, are included in the Group’s risk management framework.

Financial intermediation is broadly grouped into the following categories: lending arrangements, certain securitizations and investment structures.
The Group’s lending arrangements are not consolidated by the Group as the clients are the sponsors of the VIEs and are deemed the primary beneficiaries. These structures are established to purchase, lease or otherwise finance and manage clients’ assets. The maximum exposure to loss is equivalent to the carrying value of the Group’s loan exposure, which is subject to the same credit risk management procedures as loans issued directly to clients. The Group considers the likelihood of incurring a loss equal to the maximum exposure to be remote because of the Group’s risk mitigation efforts which includes over-collateralization and effective monitoring to ensure that a sufficient loan-to-value ratio is maintained.

The Group acts as underwriter and market maker, liquidity provider, derivative counterparty or provider of credit enhancements to VIEs related to certain securitization transactions. In addition, the Group has exposure to third-party securitization VIEs as a result of the securities purchased from our money market funds in the second half of 2007 and the first quarter of 2008. The Group’s maximum loss exposure is generally equal to the carrying value of the retained interests and derivative positions, if any, plus the exposure arising from any credit enhancements provided by us. The Group’s maximum exposure to loss does not include any effects from financial instruments used to hedge the risks of the VIEs.

The Group may have various relationships with investment structures which the Group sponsors, manages and distributes, including in the form of structurer, investment advisor, investment manager, administrator, custodian, underwriter, placement agent, market maker or as prime broker. The maximum exposure to loss consists of the fair value of instruments issued by such structures, which are held by the Group as a result of underwriting or market-making activities, the fair value of any derivative exposure resulting from prime brokerage activities and our exposure resulting from principal protection and redemptions features. The investors typically retain the risk of loss on such transactions but the Group may provide principal protection on the securities to limit the investors’ exposure to downside risk. In addition, certain structures are designed to include redemption mechanisms which allow investors to redeem their participating interests in the respective VIEs within the agreed redemption periods. The Group’s maximum exposure to loss does not include any effects from financial instruments used to hedge the risk of the VIEs.

Note 21 Fair value of financial instruments
For further information on the fair value of financial instruments, refer to Note 33 – Financial instruments in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2007.

The fair value of the majority of the Group’s financial instruments is based on quoted prices in active markets or observable inputs. These instruments include government and agency securities, commercial paper, most investment-grade corporate debt, most high-yield debt securities, exchange-traded and certain over-the-counter (OTC) derivative instruments, most CDOs, most asset-backed and mortgage-backed securities, certain residential mortgage whole loans and listed equity securities.

In addition, the Group holds financial instruments for which no prices are available and which have little or no observable inputs. For these instruments, the determination of fair value requires subjective assessment and varying degrees of judgment depending on liquidity, concentration, pricing assumptions and the risks affecting the specific instrument. In such circumstances, valuation is determined based on management’s own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). These instruments include certain high-yield debt securities, distressed debt securities, certain CDOs, certain OTC derivatives, certain asset-backed and mortgage-backed securities, non-traded equity securities, private equity and other long-term investments.

The Group has availed itself of the simplification in accounting offered under the fair value option, primarily in the Investment Banking and Asset Management segments. This has been accomplished generally by electing the fair value option, both at initial adoption and for subsequent transactions, on items impacted by the hedge accounting requirements of SFAS 133. That is, for instruments for which there was an inability to achieve hedge accounting and for which we are economically hedged, we have elected the fair value option. Likewise, where we manage an activity on a fair value basis but previously have been unable to achieve fair value accounting, we have utilized the fair value option to align our risk management reporting to our financial accounting.

Fair value option
Upon adoption of SFAS 159, the Group elected fair value for certain of its financial statement captions. The following represents a change to the Group’s fair value elections in 1Q08.
Long-term debt
The Group’s long-term debt includes debt issuances managed by its Global Treasury department that do not contain derivative features (vanilla debt). The Group actively manages the interest rate risk on these instruments with derivatives; in particular, fixed-rate debt is hedged with receive-fixed, pay-floating interest rate swaps. Upon adoption of SFAS 159, the Group availed itself of the simplification objective of the fair value option and elected fair value for this fixed-rate debt in order to achieve a similar financial reporting outcome as that achieved under hedge accounting per the guidance of SFAS 133. Given the significant volatility due to changes in the Group’s credit spreads, the Group did not elect to apply the fair value option to fixed-rate debt issued by the Group in 1Q08 and instead will apply hedge accounting.

Fair value hierarchy
The levels of the fair value hierarchy are defined as follows in SFAS 157:
– Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Group has the ability to access. This level of the fair value hierarchy provides the most reliable evidence of fair value and is used to measure fair value whenever available.

– Level 2: Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly. These inputs include: (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current or price quotations vary substantially either over time or among market makers, or in which little information is publicly available; (iii) inputs other than quoted prices that are observable for the asset or liability; or (iv) inputs that are derived principally from or corroborated by observable market data by correlation or other means.

– Level 3: Inputs that are unobservable for the asset or liability. These inputs reflect the Group’s own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). These inputs are developed based on the best information available in the circumstances, which include the Group’s own data. The Group’s own data used to develop unobservable inputs is adjusted if information indicates that market participants would use different assumptions.

There were no changes to the Group’s valuation techniques from those described in Note 33 – Financial instruments in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2007.

Fair value of assets and liabilities measured at fair value on a recurring basis

end of 1Q08	Quoted prices in active markets for identical assets or liabilities (level1)	Significant other observable inputs (level 2)	Significant unobserv- able inputs (level 3)	Impact of netting	[1]	Total at fair value

Assets (CHF million)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	158,948	0	0		158,948

Securities received as collateral	18,257	2,422	0	0		20,679

Trading assets	204,571	701,496	56,566	(515,950)		446,683

Investment securities	13,961	894	10	0		14,865

Other investments	347	5,794	16,792	0		22,933

Loans	0	19,057	9,625	0		28,682

Other intangible assets	0	0	129	0		129

Other assets	4,160	23,793	20,869	(249)		48,573

Total assets at fair value	241,296	912,404	103,991	(516,199)		741,492

Liabilities (CHF million)

Due to banks	0	6,036	4	0		6,040

Customer deposits	0	5,288	0	0		5,288

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	112,867	0	0		112,867

Obligations to return securities received as collateral	18,257	2,422	0	0		20,679

Trading liabilities	97,461	584,012	17,752	(512,357)		186,868

Short-term borrowings	0	4,109	583	0		4,692

Long-term debt	0	69,259	26,749	0		96,008

Other liabilities	0	21,225	3,315	(109)		24,431

Total liabilities at fair value	115,718	805,218	48,403	(512,466)		456,873

Net assets/liabilities at fair value	125,578	107,186	55,588	(3,733)	[2]	284,619

1 Derivative contracts are reported on a gross basis by level. The impact of netting represents an adjustment related to counterparty netting. 2 In accordance with the provisions of FSP FIN 39-1, the Group offset cash collateral receivables and payables of CHF 20.9 billion and CHF 17.2 billion, respectively, against the derivative positions as of the end of 1Q08. The Group adopted the provisions of FSP FIN 39-1 on a prospective basis as of January 1, 2008.

Fair value of assets and liabilities measured at fair value on a recurring basis

end of 4Q07	Quoted prices in active markets for identical assets or liabilities (level1)	Significant other observable inputs (level 2)	Significant unobserv- able inputs (level 3)	Impact of netting	[1]	Total at fair value

Assets (CHF million)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	183,719	0	0		183,719

Securities received as collateral	25,488	2,826	0	0		28,314

Trading assets	252,055	565,607	60,621	(346,200)		532,083

Investment securities	14,451	992	10	0		15,453

Other investments	565	6,893	17,737	0		25,195

Loans	0	25,409	5,638	0		31,047

Other intangible assets	0	0	179	0		179

Other assets	4,092	37,248	8,080	(94)		49,326

Total assets at fair value	296,651	822,694	92,265	(346,294)		865,316

Liabilities (CHF million)

Due to banks	0	6,041	6	0		6,047

Customer deposits	0	6,134	0	0		6,134

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	140,424	0	0		140,424

Obligations to return securities received as collateral	25,488	2,826	0	0		28,314

Trading liabilities	111,776	416,688	19,597	(346,252)		201,809

Short-term borrowings	0	7,426	694	0		8,120

Long-term debt	0	80,061	31,232	0		111,293

Other liabilities	0	24,102	173	(42)		24,233

Total liabilities at fair value	137,264	683,702	51,702	(346,294)		526,374

Net assets/liabilities at fair value	159,387	138,992	40,563	0		338,942

1 Derivative contracts are reported on a gross basis by level. The impact of netting represents an adjustment related to counterparty netting.

Fair value of assets and liabilities measured at fair value on a recurring basis for level 3

1Q08	Derivatives, net	Private equity investments	Other		Total

Assets (CHF million)

Balance at beginning of period	5,631	17,737	49,569		72,937

Net realized/unrealized gains/(losses) included in net revenues	1,979	(1,886)	(9,741)		(9,648)

Purchases, sales, issuances and settlements	(578)	934	446		802

Transfers in and/or out of level 3	(1,368)	7	23,653		22,292

Balance at end of period	5,664	16,792	63,927	[1]	86,383

Liabilities (CHF million)

Balance at beginning of period	–	–	32,374	[2]	32,374

Net realized/unrealized (gains)/losses included in net revenues	–	–	(4,818)		(4,818)

Purchases, sales, issuances and settlements	–	–	(851)		(851)

Transfers in and/or out of level 3	–	–	4,090		4,090

Balance at end of period	–	–	30,795	[2]	30,795

Net	5,664	16,792	33,132		55,588

Total realized/unrealized gains/(losses) included in net revenues	1,979	(1,886)	(4,923)		(4,830)

1 Includes primarily CMBS, RMBS, CDO, corporate loans and internally managed private equity funds. 2 Includes primarily structured notes.

Fair value of assets and liabilities measured at fair value on a recurring basis for level 3

1Q07	Derivatives, net	Private equity investments	Other		Total

Assets (CHF million)

Balance at beginning of period	189	14,953	10,712		25,854

Net realized/unrealized gains/(losses) included in net revenues	55	980	379		1,414

Purchases, sales, issuances and settlements	666	(272)	5,265		5,659

Transfers in and/or out of level 3	1,335	(23)	3,099		4,411

Balance at end of period	2,245	15,638	19,455	[1]	37,338

Liabilities (CHF million)

Balance at beginning of period	–	–	27,939	[2]	27,939

Net realized/unrealized (gains)/losses included in net revenues	–	–	(18)		(18)

Purchases, sales, issuances and settlements	–	–	5,225		5,225

Transfers in and/or out of level 3	–	–	(721)		(721)

Balance at end of period	–	–	32,425	[2]	32,425

Net	2,245	15,638	(12,970)		4,913

Total realized/unrealized gains/(losses) included in net revenues	55	980	397		1,432

1 Includes primarily CMBS, RMBS, CDO and internally managed private equity funds. 2 Includes primarily structured notes.

Gains and losses on assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (level 3)

			1Q08			1Q07

in	Trading revenues	Other revenues	Total revenues	Trading revenues	Other revenues	Total revenues

Gains and losses on assets and liabilities (CHF million)

Net realized/unrealized gains/(losses) included in net revenues	(5,478)	648	(4,830)	540	892	1,432

Whereof:

Changes in unrealized gains or losses relating to assets and liabilities still held as of the reporting date	(907)	245	(662)	1,187	214	1,401

Both observable and unobservable inputs may be used to determine the fair value of positions that have been classified within level 3. As a result, the unrealized gains and losses for assets and liabilities within level 3 presented in the table above may include changes in fair value that were attributable to both observable and unobservable inputs.

The Group employs various economic hedging techniques in order to manage risks, including risks in level 3 positions. Such techniques may include the purchase or sale of financial instruments that are classified in levels 1 and/or 2. The realized and unrealized gains and losses for assets and liabilities in level 3 presented in the table above do not reflect the related realized or unrealized gains and losses arising on economic hedging instruments classified in levels 1 and/or 2.

Nonrecurring fair value changes
Certain assets and liabilities are measured at fair value on a nonrecurring basis; that is, they are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment). As of March 31, 2008 and December 31, 2007, CHF 5.9 billion and CHF 6.3 billion, respectively, of loans have been recorded at fair value, of which CHF 3.6 billion and CHF 5.7 billion, respectively, were classified as level 2 and CHF 2.3 billion and CHF 0.6 billion, respectively, were classified as level 3.

Difference between the aggregate fair value and the aggregate unpaid principal balances of loans and financial instruments

			1Q08			4Q07

end of	Aggregate fair value	Aggregate unpaid principal	Difference	Aggregate fair value	Aggregate unpaid principal	Difference

Loans (CHF million)

Non-performing loans (90 days or more past due)	178	206	(28)	0	0	0

Non-accrual loans	330	732	(402)	232	459	(227)

Financial instruments (CHF million)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	158,948	158,224	724	183,719	183,303	416

Loans	28,682	29,980	(1,298)	31,047	31,517	(470)

Other assets	35,458	38,875	(3,417)	33,936	35,420	(1,484)

Due to banks and customer deposits	(3,993)	(4,005)	12	(5,902)	(5,895)	(7)

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(112,867)	(112,819)	(48)	(140,424)	(140,436)	12

Short-term borrowings	(4,692)	(5,313)	621	(8,120)	(8,409)	289

Long-term debt	(96,008)	(100,619)	4,611	(111,293)	(111,595)	302

Other liabilities	(5,205)	(5,239)	34	(3,648)	(3,646)	(2)

Gains and losses on financial instruments

	1Q08		1Q07

in	Net gains/ (losses)		Net gains/ (losses)

Financial instruments (CHF million)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	2,892	[1]	3,911	[1]

Trading loans	17	[2]	49	[1]

of which related to credit risk	0		22

Other investments	(607)		8	[2]

Loans	186	[1]	361	[1]

of which related to credit risk	(767)		41

Other assets	(1,683)	[2]	81	[1]

of which related to credit risk	(2,257)		(11)

Due to banks and customer deposits	(15)	[1]	(20)	[1]

of which related to credit risk	11		(1)

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(2,106)	[1]	(3,506)	[1]

Short-term borrowings	(6)	[1]	(86)	[2]

Long-term debt	(667)	[1]	(239)	[1]

of which related to credit risk	1,470		(17)

Other liabilities	(1,109)	[2]	(1)	[2]

of which related to credit risk	(1,130)		(1)

1 Primarily recognized in net interest income. 2 Primarily recognized in trading revenues.

Note 22 Subsidiary guarantee information
On March 26, 2007, the Group and the Bank issued full, unconditional and several guarantees of Credit Suisse (USA), Inc.’s outstanding US SEC-registered debt securities. In accordance with the guarantees, if Credit Suisse (USA), Inc. fails to make any timely payment under the agreements governing such debt securities, the holders of the debt securities may demand payment from either the Group or the Bank, without first proceeding against Credit Suisse (USA), Inc. The guarantee from the Group is subordinated to senior liabilities. Credit Suisse (USA), Inc. is an indirect, wholly owned subsidiary of the Group.

Condensed consolidating statements of income

in 1Q08	Credit Suisse (USA), Inc.	Other Credit Suisse subsidiaries	[1]	Credit Suisse (the Bank)	Credit Suisse Group parent company	Other Credit Suisse Group subsidiaries	[1]	Credit Suisse Group

Condensed consolidating statements of income (CHF million)

Interest and dividend income	5,152	7,381		12,533	103	123		12,759

Interest expense	(4,510)	(6,097)		(10,607)	(112)	66		(10,653)

Net interest income	642	1,284		1,926	(9)	189		2,106

Commissions and fees	815	2,806		3,621	5	307		3,933

Trading revenues	(25)	(2,070)		(2,095)	(1)	319		(1,777)

Other revenues	173	(1,329)		(1,156)	(2,124)	2,113		(1,167)

Net revenues	1,605	691		2,296	(2,129)	2,928		3,095

Provision for credit losses	0	151		151	0	0		151

Compensation and benefits	1,050	2,079		3,129	29	106		3,264

General and administrative expenses	325	1,258		1,583	(19)	21		1,585

Commission expenses	83	487		570	0	54		624

Total other operating expenses	408	1,745		2,153	(19)	75		2,209

Total operating expenses	1,458	3,824		5,282	10	181		5,473

Income/(loss) before taxes and minority interests	147	(3,284)		(3,137)	(2,139)	2,747		(2,529)

Income tax expense/(benefit)	(1)	(585)		(586)	9	122		(455)

Minority interests	120	(290)		(170)	0	244		74

Net income/(loss)	28	(2,409)		(2,381)	(2,148)	2,381		(2,148)

in 1Q07

Condensed consolidating statements of income (CHF million)

Interest and dividend income	6,522	7,907		14,429	105	158		14,692

Interest expense	(6,337)	(6,224)		(12,561)	(126)	84		(12,603)

Net interest income	185	1,683		1,868	(21)	242		2,089

Commissions and fees	1,555	3,069		4,624	6	347		4,977

Trading revenues	1,102	2,089		3,191	1	24		3,216

Other revenues	1,079	332		1,411	2,733	(2,806)		1,338

Net revenues	3,921	7,173		11,094	2,719	(2,193)		11,620

Provision for credit losses	0	51		51	0	2		53

Compensation and benefits	1,814	2,976		4,790	51	109		4,950

General and administrative expenses	333	1,224		1,557	(60)	35		1,532

Commission expenses	108	442		550	1	58		609

Total other operating expenses	441	1,666		2,107	(59)	93		2,141

Total operating expenses	2,255	4,642		6,897	(8)	202		7,091

Income before taxes and minority interests	1,666	2,480		4,146	2,727	(2,397)		4,476

Income tax expense/(benefit)	266	523		789	(2)	35		822

Minority interests	881	74		955	0	(30)		925

Net income	519	1,883		2,402	2,729	(2,402)		2,729

1 Includes eliminations and consolidation adjustments.

Condensed consolidating balance sheets

end of 1Q08	Credit Suisse (USA), Inc.	Other Credit Suisse subsidiaries	[1]	Credit Suisse (the Bank)	Credit Suisse Group parent company	Other Credit Suisse Group subsidiaries	[1]	Credit Suisse Group

Assets (CHF million)

Cash and due from banks	2,297	23,946		26,243	59	1,471		27,773

Interest-bearing deposits with banks	41,283	(35,827)		5,456	0	(2,044)		3,412

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	171,717	103,910		275,627	0	880		276,507

Securities received as collateral	20,434	680		21,114	0	(435)		20,679

Trading assets	130,243	314,903		445,146	0	1,537		446,683

Investment securities	0	13,807		13,807	29	1,293		15,129

Other investments	16,832	8,176		25,008	39,151	(38,931)		25,228

Net loans	880	209,698		210,578	9,459	9,131		229,168

Premises and equipment	757	4,629		5,386	0	526		5,912

Goodwill	714	7,740		8,454	0	1,136		9,590

Other intangible assets	169	343		512	0	20		532

Other assets	38,663	107,520		146,183	245	953		147,381

Total assets	423,989	759,525		1,183,514	48,943	(24,463)		1,207,994

Liabilities and shareholders' equity (CHF million)

Due to banks	98	91,621		91,719	5,847	(22,227)		75,339

Customer deposits	2	287,976		287,978	0	27,586		315,564

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	186,193	69,828		256,021	0	(128)		255,893

Obligation to return securities received as collateral	20,434	680		21,114	0	(435)		20,679

Trading liabilities	57,360	127,387		184,747	0	2,121		186,868

Short-term borrowings	37,871	(28,432)		9,439	0	3,270		12,709

Long-term debt	39,401	100,665		140,066	5,206	(2,433)		142,839

Other liabilities	52,219	92,820		145,039	251	1,015		146,305

Minority interests	13,755	6,785		20,540	0	(6,381)		14,159

Total liabilities	407,333	749,330		1,156,663	11,304	2,388		1,170,355

Total shareholders' equity	16,656	10,195		26,851	37,639	(26,851)		37,639

Total liabilities and shareholders' equity	423,989	759,525		1,183,514	48,943	(24,463)		1,207,994

1 Includes eliminations and consolidation adjustments.

Condensed consolidating balance sheets

end of 4Q07	Credit Suisse (USA), Inc.	Other Credit Suisse subsidiaries	[1]	Credit Suisse (the Bank)	Credit Suisse Group parent company	Other Credit Suisse Group subsidiaries	[1]	Credit Suisse Group

Assets (CHF million)

Cash and due from banks	3,118	33,186		36,304	7	2,148		38,459

Interest-bearing deposits with banks	49,060	(44,534)		4,526	0	(767)		3,759

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	182,625	113,716		296,341	0	368		296,709

Securities received as collateral	29,194	(466)		28,728	0	(414)		28,314

Trading assets	161,718	368,407		530,125	0	1,958		532,083

Investment securities	0	14,515		14,515	29	1,187		15,731

Other investments	18,312	9,595		27,907	45,188	(44,975)		28,120

Net loans	909	220,661		221,570	9,440	9,524		240,534

Premises and equipment	839	4,751		5,590	0	559		6,149

Goodwill	806	8,940		9,746	0	1,136		10,882

Other intangible assets	224	197		421	0	23		444

Other assets	33,459	124,510		157,969	203	1,324		159,496

Total assets	480,264	853,478		1,333,742	54,867	(27,929)		1,360,680

Liabilities and shareholders' equity (CHF million)

Due to banks	62	106,917		106,979	5,978	(22,093)		90,864

Customer deposits	2	307,596		307,598	0	27,907		335,505

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	214,479	85,997		300,476	0	(95)		300,381

Obligation to return securities received as collateral	29,194	(466)		28,728	0	(414)		28,314

Trading liabilities	59,204	141,371		200,575	0	1,234		201,809

Short-term borrowings	49,915	(35,517)		14,398	0	4,992		19,390

Long-term debt	47,353	109,929		157,282	5,421	(2,546)		160,157

Other liabilities	46,316	116,037		162,353	269	1,799		164,421

Minority interests	15,267	8,752		24,019	0	(7,379)		16,640

Total liabilities	461,792	840,616		1,302,408	11,668	3,405		1,317,481

Total shareholders' equity	18,472	12,862		31,334	43,199	(31,334)		43,199

Total liabilities and shareholders' equity	480,264	853,478		1,333,742	54,867	(27,929)		1,360,680

1 Includes eliminations and consolidation adjustments.

Note 23 Litigation
In accordance with SFAS No. 5, “Accounting for Contingencies”, the Group has litigation reserves for private litigation involving Enron, certain IPO allocation practices, research analyst independence and other related litigation of CHF 0.9 billion (USD 0.9 billion) as of March 31, 2008, after deductions for settlements.

The Group is involved in a number of other judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its businesses. Some of these actions have been brought on behalf of various classes of claimants and seek damages of material and/or indeterminate amounts. The Group believes, based on currently available information and advice of counsel, that the results of such proceedings, in the aggregate, will not have a material adverse effect on its financial condition but might be material to operating results for any particular period, depending, in part, upon the operating results for such period. In respect of each of the matters described above, each of which consists of a number of claims, it is the Group’s belief that the reasonably possible losses relating to such claims in excess of its provisions are either not material or not estimable.

It is inherently difficult to predict the outcome of many of these matters. In presenting the condensed consolidated financial statements, management makes estimates regarding the outcome of these matters, records a reserve and takes a charge to income when losses with respect to such matters are probable and can be reasonably estimated. Estimates, by their nature, are based on judgment and currently available information and involve a variety of factors, including, but not limited to, the type and nature of the litigation, claim or proceeding, the progress of the matter, the advice of legal counsel, the Group’s defenses and its experience in similar cases or proceedings, as well as its assessment of matters, including settlements, involving other defendants in similar or related cases or proceedings.

Further charges or releases of litigation reserves may be necessary in the future as developments in such litigation, claims or proceedings warrant.
VI – Investor information
Investor information

Investor information
Share data

					in / end of

	1Q08	2007		2006	2005

Share price (common shares, CHF)

Average	55.66	83.02		73.13	54.19

Minimum	45.16	61.90		62.70	46.85

Maximum	66.95	95.45		85.35	68.50

End of period	50.55	68.10		85.25	67.00

Share price (American Depository Shares, USD)

Average	52.28	68.97		58.46	43.40

Minimum	46.22	55.93		50.07	38.75

Maximum	59.76	79.03		70.00	52.91

End of period	50.88	60.10		69.85	50.95

Market capitalization

Market capitalization (CHF million)	56,251	76,024		86,576	81,847

Market capitalization (USD million)	56,618	67,093		74,290	62,241

Dividend per share (CHF)

Dividend per share paid	–	2.50	[1]	2.24	2.00

Par value reduction	–	–		0.46	–

1 Proposal of the Board of Directors to the Annual General Meeting on April 25, 2008.

Ticker symbols / stock exchange listings

	Common shares	ADS	[1]

Ticker symbols

Bloomberg	CSGN VX	CS US

Reuters	CSGN.VX	CS.N

Telekurs	CSGN,380	CS,065

Stock exchange listings

Swiss security number	1213853	570660

ISIN number	CH0012138530	US2254011081

CUSIP number	–	225 401 108

1 One American Depositary Share (ADS) represents one common share.

Bond ratings

	Moody's	Standard & Poor's	Fitch Ratings

Credit Suisse Group ratings

Short-term	–	A-1	F1+

Long-term	Aa2	A+	AA-

Outlook	Stable	Negative	Stable

Credit Suisse (the Bank) ratings

Short-term	P-1	A-1+	F1+

Long-term	Aa1	AA-	AA-

Outlook	Stable	Negative	Stable

Financial calendar and information sources

Financial calendar

Dividend payment	Friday, May 2, 2008

Second quarter 2008 results	Thursday, July 24, 2008

Third quarter 2008 results	Thursday, October 23, 2008

Investor relations

Phone	+41 44 333 71 49

E-mail	investor.relations@credit-suisse.com

Internet	www.credit-suisse.com/investors

Media relations

Phone	+41 844 33 88 44

E-mail	media.relations@credit-suisse.com

Internet	www.credit-suisse.com/news

Additional information

Results and financial information	www.credit-suisse.com/results

Printed copies	Credit Suisse

Procurement Non-IT Switzerland

RSCP 1 Publikationenversand

CH-8070 Zurich

Switzerland

US share register and transfer agent

ADS depositary institution	Deutsche Bank Trust Company Americas

Broker Service Desk

Address	Credit Suisse

c/o Mellon Investor Services

P.O. Box 3316

So. Hackensack, NJ 07606

United States

US and Canada phone (toll free)	+1 800 301 35 17

Phone from outside US and Canada	+1 201 680 66 26

E-mail	shrrelations@mellon.com

Swiss share register and transfer agent

Address	Credit Suisse Group

Dept. GHBS

CH-8070 Zurich

Switzerland

Phone	+41 44 332 26 60

Fax	+41 44 332 98 96

Foreign currency translation rates

			in / end of		% change

	1Q08	4Q07	1Q07	QoQ	YoY

Average rate

1 USD / 1 CHF	1.06	1.15	1.23	(8)	(14)

1 EUR / 1 CHF	1.60	1.66	1.62	(4)	(1)

1 GBP / 1 CHF	2.11	2.34	2.41	(10)	(12)

100 JPY / 1 CHF	1.01	1.01	1.03	0	(2)

Closing rate

1 USD / 1 CHF	0.99	1.13	1.22	(12)	(19)

1 EUR / 1 CHF	1.57	1.66	1.63	(6)	(4)

1 GBP / 1 CHF	1.97	2.25	2.39	(13)	(18)

100 JPY / 1 CHF	0.99	1.00	1.03	(1)	(4)

Cautionary statement regarding forward-looking information
This report contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:

– our plans, objectives or goals;
– our future economic performance or prospects;
– the potential effect on our future performance of certain contingencies; and
– assumptions underlying any such statements.

Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:

– the ability to maintain sufficient liquidity and access capital markets;
– market and interest rate fluctuations;
– the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of a US or global economic downturn in 2008;

– the direct and indirect impacts of continuing deterioration of subprime and other real estate markets;
– further adverse rating actions by credit rating agencies in respect of structured credit products or other credit-related exposures or of monoline insurers;
– the ability of counterparties to meet their obligations to us;
– the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations;
– political and social developments, including war, civil unrest or terrorist activity;
– the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
– operational factors such as systems failure, human error, or the failure to implement procedures properly;
– actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations;
– the effects of changes in laws, regulations or accounting policies or practices;
– competition in geographic and business areas in which we conduct our operations;
– the ability to retain and recruit qualified personnel;
– the ability to maintain our reputation and promote our brand;
– the ability to increase market share and control expenses;
– technological changes;
– the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
– acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
– the adverse resolution of litigation and other contingencies; and
– our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the information set forth in our Form 20-F Item 3 – Key Information – Risk Factors.

Design: www.arnolddesign.ch
Production: Management Digital Data AG, Zurich
Printer: NZZ Fretz AG, Zurich

For a detailed presentation of Credit Suisse Group’s financial statements 2007, its company structure, risk management, corporate governance and an in-depth review of its operating and financial results, please refer to the Annual Report 2007. For a summary of our performance during the business year and a close look at innovation through examples from various areas of the bank, refer to our Business Review 2007. For information on how the Bank assumes its responsibilities when conducting its business activities, including its commitments toward the environment and various stakeholders within society, refer to the Corporate Citizenship Report 2007.

CREDIT SUISSE

CREDIT SUISSE GROUP
Paradeplatz 8
8070 Zurich
Switzerland
Phone +41 44 212 16 16
Fax +41 44 333 25 87

www.credit-suisse.com

5520124 English